As filed with the Securities and Exchange Commission on August 4, 2010

No. 333-166436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gordmans Stores, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5600	26-3171987
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	12100 West Center Road Omaha, Nebraska 68144 (402) 691-4000

Jeffrey J. Gordman

Chief Executive Officer, President and Secretary

Gordmans Stores, Inc.

12100 West Center Road

Omaha, Nebraska 68144

(402) 691-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Gerald T. Nowak, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	W. Morgan Burns Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 766-7136

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares this registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 4, 2010

PROSPECTUS

5,357,143 Shares

Gordmans Stores, Inc.

Common Stock

$             per share

• Gordmans Stores, Inc. is offering 3,214,286 shares and the selling stockholders are offering 2,142,857 shares. We will not receive any proceeds from the sale of our shares being sold by the selling stockholders.

• We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

• This is our initial public offering and no public market currently exists for our shares. • Proposed trading symbol: Nasdaq Global Select Market—GMAN.

This investment involves risk. See “Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Gordmans Stores, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters have a 30-day option to purchase up to 803,571 additional shares of common stock from the selling stockholders to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

Piper Jaffray	Wells Fargo Securities

Baird	Stifel Nicolaus Weisel

The date of this prospectus is                     , 2010.

SAVE UP TO

60% off

EVERYTHING, EVERY DAY

gordmans
giggles

Gordmans
GRANDSTAND
NEBRASKA
HUSKERS

The fashion, the looks, the store-fronts, and the times all may change, but since 1915 Gordmans has always had one message: savings. From a single modest store in downtown Omaha to more than 65 stores across 16 states, Gordmans has become an icon of value. On a mission to

Gordmans has broken the department store mold. You'll discover the same name brand fashions and home decor found in department stores, just without the department store markup. Come discover why 'sales' are a thing of the past, and everyday savings are the new status quo.

You should rely only on the information contained in this prospectus or any free writing prospectus with respect thereto filed with the Securities and Exchange Commission. We have not, and the underwriters have not, authorized any other person to provide you with different information. Neither this prospectus nor any such free writing prospectus is an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus and any such free writing prospectus is complete and accurate as of its respective date, but the information may have changed since that date.

i

BASIS OF PRESENTATION

We use a typical retail 52-53 week fiscal year ending on the Saturday closest to January 31. Fiscal years are identified in this prospectus according to the calendar year in which the year begins. For example, references to “2009,” “fiscal 2009,” “fiscal year 2009” or similar references refer to the fiscal year ended January 30, 2010.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as “Gordmans,” which are protected under applicable intellectual property laws and are the property of Gordmans Stores, Inc. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

ii

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “Gordmans,” “we,” “us,” “our,” “our company” and “our business” refer to Gordmans Stores, Inc. together with its consolidated subsidiaries as a combined entity.

Our Company

Gordmans is an everyday low price retailer featuring a large selection of the latest brands, fashions and styles at up to 60% off department and specialty store prices every day in a fun, easy-to-shop environment. Our merchandise assortment includes apparel for all ages, accessories, footwear and home fashions. In fiscal year 2009, our major merchandise categories of Apparel, Home Fashions and Accessories comprised 53%, 29% and 18%, respectively, of our total revenue. The origins of Gordmans date back to 1915, and as of June 4, 2010, we operated 68 stores in 16 primarily Midwestern states situated in a variety of shopping center developments, including regional enclosed shopping malls, lifestyle centers and power centers.

Our Business Strategy

Gordmans is a uniquely positioned business model built to capitalize on what we believe is an underserved need in the marketplace. While we technically compete within the off-price segment of the industry, we are actually a unique hybrid of specialty, department store, big box and off-price retailers. Our mission, “We will delight our guests with big savings, big selection and fun, friendly associates!” reflects our differentiated selling proposition, which is comprised of three elements: (i) savings of up to 60% off department and specialty store regular prices; (ii) a broad selection of fashion-oriented department and specialty store quality apparel, footwear, accessories and home fashions; and (iii) a shopping experience that is designed to be infused with fun and entertainment and characterized by outstanding guest service in well-organized, easy-to-shop stores. We believe that while other retailers may fare better than us on any one of our key elements of savings, selection or shopping experience, few, if any, attempt to optimize all three simultaneously to the same degree that we do. The key aspects of our business strategy are as follows:

•

Unique Merchandise Offering.    We synthesize our fashion-oriented, name brand apparel and accessories with an expansive home fashions selection. Certain segments of Home Fashions make up our destination business of “Décor,” such as wall art, floral and garden, and accent furniture and lighting. In addition to Décor, we have developed our Juniors’ and Young Men’s Apparel categories into destination businesses (defined as categories with a broad and deep selection of brands and styles such that we believe Gordmans becomes a destination of choice for these categories), which combined represented approximately 39% of our average inventory for fiscal 2009. Our goal is to dedicate a greater proportion of inventory resources to these businesses than any other off-price, mid-tier or department store retailer.

•

Outstanding Value Proposition.    From a cost leadership standpoint, it is our goal to offer everyday savings up to 60% off department and specialty store regular ticketed prices. We believe we are able to achieve this goal because we procure merchandise from our vendors at a low up-front price, i.e., without asking for various reimbursements and discounts. We then pass those savings along to our customers by selling our merchandise at a low everyday price. Many other retailers, including many of our competitors, agree to pay a higher initial price to their vendors, but then seek to offset that higher price by demanding various reimbursements and discounts. Such retailers carry their products at a higher ticketed retail price, but then sell the majority of their merchandise at a discount under various promotions and sales. Thus, while our all-in cost of merchandise, and the ultimate sale price to our customers, may be similar to that of our competitors, we offer our vendors and customers greater certainty of pricing, which we believe is attractive to both vendors and customers. Finally, opportunistic merchandise procurement strategies, which in conjunction with everyday low prices define the off-price segment of the retailing industry, further enhance our value proposition. We undergo a due diligence process to validate our savings that includes verifying manufacturers’ suggested retail prices, retail prices provided by our vendor partners, examining retail prices on a variety of ecommerce sites and examining retail prices in competitor store locations.

•

Fun and Energetic Store Environment.    Our store shopping experience is a critical component of our holistic selling proposition. Our 50,000 square foot store model is designed to be a fun and easy-to-shop store experience, to optimize both sales productivity and operational efficiency, and finally to serve as an economical, scalable expansion vehicle.

We differentiate ourselves from discount stores (such as Target and Wal-Mart, who generally offer discount store brands and private label merchandise at similar prices) primarily by offering department and specialty store name brands, by providing a more upscale shopping environment, and finally by emphasizing apparel and apparel-related accessories within our assortments. Our everyday low price strategy and smaller, better-organized store layouts set us apart from the majority of department stores (such as Macy’s and Dillard’s, who offer a broad selection in a multi-department, multi-level, large store format).

Compared to most off-price retailers (such as T.J. Maxx, Ross Stores and Stein Mart, who offer branded merchandise at discount prices), our stores are significantly larger, which enables us to present a much broader assortment of merchandise. Moreover, unlike most off-price stores, a Gordmans store is visually appealing and well-organized, utilizing merchandising techniques, visual displays, a departmental floor layout, fixture systems, signing and graphics similar to that of department and specialty stores. Finally, we do not carry imperfect merchandise and we offer complete assortments achieved through the negotiation of up-front discounts augmented by opportunistic buying strategies.

Recent Initiatives and Accomplishments

From 2004 to 2008, we expanded our store base by approximately 55%, adding a total of 23 stores after taking into account two relocations and three store closures. Due in part to the difficult economic environment, in fiscal year 2009 we opened only one store and focused the majority of our efforts on several business plan initiatives to position us for sustainable long-term growth. These initiatives included:

•

Management.    We strengthened the talent level throughout the organization, particularly within the senior management, merchandising and stores teams. Several talent strategies involving the selection process, assessment tools, succession planning and engagement have facilitated our success in this arena.

•

Merchandising.    Over the last three years we have executed several merchandising strategies, including: the acquisition and expansion of a significant number of national brands, the augmentation of our Juniors’ Apparel, Young Men’s Apparel and Décor destination businesses and the expansion of several underdeveloped, high growth business categories.

•

Marketing.    We have reengineered our marketing strategy to focus on branding Gordmans as a fun, unique, energetic shopping experience that clearly articulates our unique selling proposition in a humorous, memorable manner.

•	Inventory Management. We have undertaken a number of business process initiatives to improve our inventory planning and management to maximize both gross profit and inventory utilization efficiency.

As a result of these initiatives, in conjunction with more efficiently leveraging our cost infrastructure, we were able to significantly enhance our profitability in fiscal year 2009. In particular, we generated a comparable store sales increase of 4.6% and 9.3% for fiscal year 2009 and the fourth quarter of fiscal year 2009, respectively. In addition, we improved our gross profit margin by 170 basis points over fiscal year 2008, while our net income increased 565% to $15.9 million.

During the first quarter of fiscal year 2010, we opened one store and experienced a comparable store sales increase of 15.4%. Additionally, our gross profit margin increased 170 basis points to 47.0% when compared to the first quarter of fiscal year 2009. Our net income for the first quarter of fiscal year 2010 was $6.4 million, an increase of 75.5% over the first quarter of fiscal year 2009.

Our Growth Strategy

We believe we can leverage our unique selling proposition, scalable infrastructure and portable retail model to continue to capture market share and drive increased revenue and profitability. Our multi-pronged growth strategy is as follows:

•

Expand Store Base.    With a current store base of only 68 stores, our objective is to increase our store base by approximately 10% annually over the next several years. We believe that we can capitalize on both new market opportunities that are primarily contiguous to our current markets, as well as on selected opportunities to fill in existing markets.

•

Drive Comparable Store Sales.    We seek to maximize our comparable store sales by executing on a number of recent initiatives such as: expanding our destination businesses; achieving parity between sales of our Women’s and Juniors’ Apparel; developing selected high growth potential niche businesses that we believe are underserved by the market; acquiring targeted brands desired by our guests; and finally by leveraging inventory optimization opportunities.

•

Leverage Cost Infrastructure.    We intend to enhance our profit margins by leveraging economies of scale with respect to our cost infrastructure. We believe that a significant portion of our corporate overhead and distribution center costs will not increase at a rate proportionate with new and comparable store sales growth.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” beginning on page 9 of this prospectus, before investing in our common stock. Risks relating to our business include, among others:

•	our ability to adjust to changes in consumer spending and general economic conditions;

•	our ability to identify and respond to new and changing fashion trends, guest preferences and other related factors;

•	our ability to compete with other retailers;

•	our ability to maintain or improve comparable store sales; and

•	our ability to obtain merchandise at acceptable prices.

Our Equity Sponsor

Sun Capital Partners, Inc. (“Sun Capital”) is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in companies that can benefit from its in-house operating professionals and experience. Sun Capital affiliates have invested in more than 220 companies worldwide with combined sales in excess of $40 billion since Sun Capital’s inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, as well as affiliates with offices in London, Paris, Frankfurt, Shanghai and Shenzhen. Sun Capital has invested in several specialty retail and apparel companies, including Edwin Watts Golf Shop, Gerber Childrenswear, Hanna Andersson, Mattress Firm, Limited Stores, Pamida and Shopko Stores.

On September 17, 2008, investment funds managed by affiliates of Sun Capital acquired 100% of the equity interests of Gordmans, Inc. for aggregate consideration of $55.7 million, mainly consisting of $32.5 million of proceeds from debt issuance and a $20.0 million capital contribution from Sun Capital, in a reverse triangular merger. See “Certain Relationships and Related Party Transactions—Merger Agreement.”

Following completion of this offering, Sun Gordmans, LP, an affiliate of Sun Capital, will own approximately 71.4% of our outstanding common stock, or 67.1% if the underwriters’ option to purchase additional shares is fully exercised. As a result, funds advised by affiliates of Sun Capital will be able to have a significant effect relating to votes over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are a ‘controlled company,’ controlled by investment funds managed by affiliates of Sun Capital, whose interests in our business may be different from yours.”

Office Location

Gordmans Stores, Inc., the issuer of the common stock in this offering, is a Delaware corporation. Our corporate headquarters is located at 12100 West Center Road, Omaha, Nebraska 68144. Our telephone number is (402) 691-4000. Our website address is www.gordmans.com. The information on our website is not deemed to be part of this prospectus.

The Offering

Common stock offered:

By Gordmans Stores, Inc.	3,214,286 shares

By selling stockholders	2,142,857 shares

Total	5,357,143 shares

Common stock outstanding after this offering	18,703,086 shares

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $38.6 million, assuming the shares are offered at $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the sale of common stock by us in this offering to pay fees and expenses incurred in connection with this offering, including payments to affiliates of Sun Capital, as well as to pay down borrowings under our revolving line of credit facility. We will use any remaining net proceeds from this offering for working capital and general corporate purposes, including the payment of bonus agreements with certain of our executive officers.

We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and therefore we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by our existing credit agreement, and may be further restricted by the terms of any of our future debt or preferred securities. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol for trading on the Nasdaq Global Select Market	GMAN

Conflict of interest	An affiliate of Wells Fargo Securities, LLC, one of the underwriters, is a lender under our revolving line of credit facility and may receive more than five percent of the net proceeds of this offering. Thus, Wells Fargo Securities, LLC may be deemed to have a “conflict of interest” under the applicable provisions of Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. and, accordingly, Piper Jaffray & Co. is acting as the “qualified independent underwriter.” See “Conflict of Interest.”

Except as otherwise indicated, all information in this prospectus:

•	reflects a 15.4888 for 1 stock split of our outstanding common stock that will be effective upon completion of this offering;

•

excludes 1,285,570 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2010 at a weighted average exercise price of $2.66 per share which are being terminated in connection with this offering;

•	excludes 573,086 shares of common stock reserved for future grants under our equity compensation plan; and

•

assumes (1) no exercise by the underwriters of their option to purchase up to 803,571 additional shares from the selling stockholders and (2) an initial public offering price of $14.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus.

Summary Historical Consolidated Financial and Operating Data

The following table summarizes our consolidated financial and operating data as of the dates and for the periods indicated. The statement of operations and cash flows data for the fiscal years or periods, as applicable, ended February 2, 2008, September 17, 2008, January 31, 2009 and January 30, 2010 and the balance sheet data as of January 31, 2009 and January 30, 2010 have been derived from our audited consolidated financial statements for such fiscal years or periods included elsewhere in this prospectus, which were audited by Grant Thornton LLP, an independent registered public accounting firm. The balance sheet data as of February 2, 2008 is derived from our audited consolidated financial statements that are not in this prospectus. The summary consolidated selected financial data for the thirteen week periods ended May 1, 2010 and May 2, 2009 was derived from the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The unaudited condensed consolidated interim financial information set forth below was prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of our financial position and operating results for such periods. The interim results set forth below are not necessarily indicative of results for the fiscal year ending January 29, 2011 or for any other period.

On September 17, 2008, Midwest Shoppes Intermediate Holding Corp. (“Midwest Shoppes”), an affiliate of Sun Capital, acquired 100% of the outstanding common shares of Gordmans, Inc., through a merger of Gordmans, Inc. with Midwest Shoppes Integrated, Inc., a direct wholly owned subsidiary of Midwest Shoppes. Gordmans, Inc. was the surviving entity of the merger. Midwest Shoppes subsequently changed its name to Gordmans Intermediate Holding Corp. and is owned by Gordmans Stores, Inc., which we refer to as the “Successor.” The Successor was formed as a Delaware corporation in 2008 for the sole purpose of acquiring Gordmans, Inc. and had no prior operations. As a result of the acquisition (the “Sun Capital Acquisition”) a new basis of accounting was created effective September 18, 2008. We refer to the Company prior to the Sun Capital Acquisition as the “Predecessor.” The periods prior to the Sun Capital Acquisition are referred to as the “Predecessor periods” and the periods following the Sun Capital Acquisition are referred to as the “Successor periods.” Our 2008 fiscal year is therefore divided into a Predecessor period from February 3, 2008 through September 17, 2008 and a Successor period from September 18, 2008 through January 31, 2009. Due to the significance of the Sun Capital Acquisition and related transactions, our capitalization and cost structure changed. Therefore, the financial information, other than net sales, license fees, cost of sales, and gross profit, for all Successor periods are not comparable to that of the Predecessor periods presented in the following table.

The summary historical consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto and other financial data included elsewhere in this prospectus. Our historical results are not necessarily indicative of our operating results or financial position to be expected in the future.

	Predecessor		Successor
	Year Ended February 2, 2008	228 Days ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended January 30, 2010	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
	(dollars in thousands, excluding store count and share data)
Statement of Operations Data:
Net sales	$437,070	$244,212	$188,458	$457,533	$93,472	$111,891
License fees from leased departments	5,433	3,362	2,103	5,679	1,347	1,596
Cost of sales	(268,086)	(145,668)	(116,410)	(269,177)	(52,503)	(60,938)

Gross profit	174,417	101,906	74,151	194,035	42,316	52,549
Selling, general and administrative expenses	(169,195)	(104,433)	(66,100)	(167,842)	(36,292)	(42,248)

Income / (loss) from operations	5,222	(2,527)	8,051	26,193	6,024	10,301
Interest expense	(1,937)	(822)	(697)	(1,052)	(267)	(179)

Income / (loss) before taxes	3,285	(3,349)	7,354	25,141	5,757	10,122
Income tax (expense) / benefit	(1,168)	998	(2,616)	(9,273)	(2,123)	(3,745)

Net income / (loss)	$2,117	$(2,351)	$4,738	$15,868	$3,634	$6,377

Net income (loss) per share
Basic	$0.13	$(0.14)	$0.31	$1.02	$0.23	$0.41
Diluted	0.13	(0.14)	0.31	0.99	0.23	0.39
Weighted average shares
Basic	16,610,300	16,597,100	15,488,800	15,488,800	15,488,800	15,488,800
Diluted	16,703,342	16,611,040	15,488,800	16,036,422	15,488,800	16,167,302
Other Financial and Operating Data:
Comparable store sales growth(1)	1.4%	— (2)	— (2)	4.6%	2.8%	15.4%
Store count, end of period	63	65	65	66	65	67
Average store sales(3)	$6,938	$3,757	$2,899	$6,932	$1,438	$1,670
Capital expenditures	11,576	8,528	1,883	3,865	406	2,708
Dividends per share	—	—	—	0.97	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$5,222		$5,218	$16,601	$6,876	$13,055
Working capital	21,152		11,791	16,163	14,812	21,053
Total assets	109,075		77,859	92,118	94,107	100,001
Total long-term obligations(4)	13,576		—	1,513	1,889	1,326
Total stockholders’ equity	40,440		24,738	25,949	28,371	32,449

(1)	We consider all stores opened for more than 16 months as of the end of the reporting period as comparable stores.
(2)

The Sun Capital Acquisition did not impact net sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Condensed Consolidated Financial Information.” Therefore, comparable store sales decreased 4.5% for the combined periods ending January 31, 2009.

(3)	Average store sales is calculated by dividing net sales by the store count at the end of the period.
(4)	Consists of current and noncurrent portions of long-term debt and capital leases.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our business is sensitive to consumer spending and general economic conditions, and a continued or further economic slowdown could adversely affect our financial performance.

Consumer purchases of discretionary retail items, including our merchandise, generally decline during recessionary periods and other periods when disposable income is adversely affected. Our performance is subject to factors that affect domestic and worldwide economic conditions, including employment, consumer debt, reductions in net worth based on recent severe market declines, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, consumer confidence, value of the United States dollar versus foreign currencies and other macroeconomic factors. Further deterioration in economic conditions or increasing unemployment levels, may continue to reduce the level of consumer spending and inhibit consumers’ use of credit, which may adversely affect our revenues and profits. In recessionary periods, we may have to increase our inventory markdowns or otherwise dispose of inventory for which we have previously paid, which could adversely affect our profitability. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores. Current economic conditions and further slowdown in the economy could adversely affect shopping center traffic and new shopping center development and could have a material adverse effect on our business, our financial condition and our results of operations.

In addition, the current economic environment and future recessionary periods may exacerbate, individually or collectively, some of the risks noted below, including consumer demand, strain on available resources, store growth, interruption of the flow of merchandise from vendors and foreign exchange rate fluctuations.

Our business is highly dependent upon our ability to identify and respond to new and changing fashion and style trends, guest preferences and other related factors, and our inability to identify and respond to these new trends may lead to inventory markdowns and write offs, which could adversely affect us and our brand image.

Our success depends in large part upon our ability to effectively identify and respond to changing fashion trends and consumer demands, and to translate market trends into appropriate, saleable merchandise offerings. Although we attempt to stay abreast of the fashion tastes of our guests and provide merchandise that satisfies guest demand, fashion trends can change rapidly and we cannot assure you that we will accurately anticipate shifts in fashion trends and adjust our merchandise mix to appeal to changing consumer tastes in a timely manner. If we misjudge the market for our merchandise or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels which could result in higher markdowns, any of which would have a material adverse effect on our business, our financial condition and our results of operations.

There can be no assurance that our new merchandise offerings will have the same level of acceptance as our merchandise offerings in the past or that we will be able to adequately and timely respond to the preferences of our guests. The failure of any new merchandise offerings to appeal to our guests could have a material adverse effect on our business, our financial condition and our results of operations.

Our sales and profitability fluctuate on a seasonal basis and are affected by a variety of other factors.

Our business is affected by the seasonal pattern common to most retailers. Historically, our highest net sales occur during the fourth quarter, which includes the holiday selling season. Any significant decrease in net sales during the holiday season would have a material adverse effect on our business, our financial condition and our results of operations. In addition, in order to prepare for this season, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up may require us to expend cash faster than we generate by our operations during this period. Any unanticipated decrease in demand for our merchandise during this peak shopping season could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability, ability to repay any indebtedness and our brand image with guests.

We face intense competition in the retail industry.

We face substantial competition for guests from regional and national department stores, specialty stores, discount stores, mid-tier stores and off-price retail chains. We compete on the basis of a combination of factors, including among others, price, breadth, quality and style of merchandise offered, in-store experience, level of guest service, ability to identify and offer new and emerging fashion trends and brand image. Many of these competitors are larger and have significantly greater financial and marketing resources than we do. Many of our competitors also generate ecommerce sales, and although we do maintain a website, we do not sell merchandise online. Accordingly, we may face periods of intense competition in the future which could have a material adverse effect on our profitability and results of operations. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our profitability and results of operations.

Our inability to maintain or improve levels of comparable store sales could cause our stock price to decline.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the recent past. Although we experienced comparable sales growth in fiscal year 2009, our annual comparable store sales have ranged from a decrease of 4.5% to an increase of 4.6%, during the past five fiscal years. We have recently experienced strong comparable store sales growth, which we may not be able to sustain. If our future comparable store sales decline or fail to meet market expectations, the price of our common stock could decline. In addition, the aggregate results of operations of our stores have fluctuated in the past and will fluctuate in the future. A variety of factors affect comparable store sales, including fashion trends, competition, current national and regional economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, inventory shrinkage, the success of our multi-channel marketing programs, the timing and level of markdowns and weather conditions. In addition, many retailers have been unable to sustain high levels of comparable store sales growth during and after periods of substantial expansion. These factors may cause our comparable store sales results to be materially lower than in recent periods and our expectations, which could harm our business and result in a decline in the price of our common stock.

Our advertising, marketing and promotional strategies may be ineffective and inefficient.

Our profitability and results of operations may be materially affected by the effectiveness and efficiency of our marketing expenditures and our ability to select the right markets and media in which to advertise. In particular, we may not be successful in our efforts to: create greater awareness of our stores and our promotions, identify the most effective and efficient level of spending in each market and specific media vehicle and determine the appropriate creative message and media mix for our advertising, marketing and promotional expenditures. While we utilize several methods of distribution, daily newspapers are an important delivery vehicle for both run of press advertising and circular insertions.

The newspaper business is under increasing economic pressure, and the demise of certain newspapers would jeopardize an important distribution method for our advertising. As such, we plan to allocate a greater portion of our advertising budget to television advertising. We do not yet know what effect this increase in television advertising and corresponding decrease in newspaper advertising will have on our business. Our planned marketing expenditures may not result in increased revenues. In addition, if we are not able to manage our marketing expenditures on a cost-effective basis, our profitability and results of operations could be materially and adversely affected.

The termination or non-renewal of our licensing agreements with DSW Inc. and/or Destination Maternity Corporation could adversely affect our business.

Our footwear business is currently operated under a license agreement with DSW, Inc. Our maternity business is currently operated under a license agreement with Destination Maternity Corporation for its Motherhood Maternity® brand. In both instances, we receive a license fee equal to a specified percentage of net footwear and maternity revenue. Our total license fee income in fiscal year 2009 was $5.7 million, or approximately 1% of our net sales. If either DSW or Destination Maternity is unable or unwilling to continue to act as our licensee or supply us with our desired level of inventory, we could suffer a loss of income and guest traffic until such time as we are able to replace these licensees or to establish the structure to manage these businesses directly.

Failure to execute our buying and inventory management strategies could adversely affect our business.

Our business is dependent, to a significant degree, upon our ability to purchase fashion and brand name merchandise, and to do so at prices that are consistent with our cost leadership strategy. We must continuously seek out buying opportunities from our existing suppliers and from new sources, for which we compete with other retailers. Driving traffic to the stores and increasing same store sales, requires continued replenishment of fresh, high quality, attractively priced merchandise in our stores. Our buying philosophy gives considerable discretion to our buyers, subjecting us to risks on the timing, pricing, quality and nature of inventory flowing to the stores. In addition, we base our purchases of inventory, in part, on sales forecasts. If our sales forecasts do not match guest demand, we may experience higher inventory levels and decreased profit margins.

Our ability to purchase merchandise could become limited by the consolidation or demise of merchandise vendors. Our ability to obtain merchandise may also depend on certain manufacturers’ ability to obtain vendor financing through factoring companies, and to the extent they are unable to secure sufficient credit from those factors, we may not be able to purchase merchandise from them.

We have two distribution facilities and have not yet implemented disaster recovery procedures, and if we encounter difficulties associated with our distribution facilities or if either facility were to shut down for any reason, we could face shortages of inventory that would have a material adverse effect on our business operations and harm our reputation.

Our two distribution facilities are located in Omaha, Nebraska. Our distribution facilities support our entire business. All of our merchandise is shipped to the distribution facilities from our vendors, and then packaged and shipped from our distribution facilities to our stores. The success of our stores depends on their timely receipt of merchandise. The efficient flow of our merchandise requires that we have adequate capacity in our distribution facilities to support our current level of operations, and the anticipated increased levels that may follow from our growth plans. If we encounter difficulties associated with our distribution facilities or if either were to shut down for any reason, including by fire or other natural disaster, we could face shortages of inventory, resulting in out-of-stock conditions in our stores, as well as incur significantly higher costs and longer lead times associated with distributing merchandise to our stores, which could have a material adverse effect on our business and harm our reputation. We are in the process of developing disaster recovery and business continuity plans. Without proper disaster recovery and business continuity plans, if we encounter difficulties with our distribution facilities or other problems or disasters arise, we cannot ensure that critical systems and operations will be restored in a timely manner or at all, which would have a material adverse effect on our business.

We may from time to time seek to lease new facilities or vacate existing facilities as our operations require. Appropriate locations or financing for the purchase or lease of such additional real estate may not be available at reasonable costs or at all. Our failure to secure new store locations or additional distribution capacity when necessary could impede our growth plans.

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our merchandise shipments, including shipments to and from all of our stores. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, labor strikes and inclement weather, which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current third-party transportation providers which in turn would increase our costs.

Our growth strategy is dependent on a number of factors, any of which could strain our resources or delay or prevent the successful penetration into new markets.

Our growth strategy is partially dependent on opening new stores and operating them profitably. Additional factors required for the successful implementation of our growth strategy include, but are not limited to: obtaining desirable store locations, negotiating acceptable leases, completing projects on budget, supplying proper levels of merchandise and successfully hiring and training store managers and sales associates. In order to optimize profitability for new stores, we must secure desirable retail lease space when opening stores in new and existing markets. We must choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. We historically have received developer funding for store build outs, which offset certain capital expenditures we must make to open a new store. If developer funding ceases to be available to us in the future or decreases, opening new stores would require more capital outlay, which could adversely affect our ability to continue opening new stores.

To the extent we open new stores in markets where we have existing stores, our existing stores in those markets may experience reduced net sales. Our planned growth will also require additional infrastructure for the development, maintenance and monitoring of those stores. In addition, if our current management systems and information systems are insufficient to support this expansion, our ability to open new stores and to manage our existing stores would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing stores.

Our growth plans will place increased demands on our financial, operational, managerial and administrative resources. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing stores.

Our business depends in part on a strong brand image, and if we are not able to maintain or enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to attract sufficient numbers of guests to our stores or sell sufficient quantities of our merchandise.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to maintain high ethical, social and environmental standards for all of our operations and activities or adverse publicity regarding our responses to these concerns could also jeopardize our reputation. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these reasons could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We lease all of our store locations, our corporate headquarters and our distribution facilities. Our continued growth and success depends in part on our ability to renew leases for successful stores. There is no assurance that we will be able to re-negotiate leases at similar or favorable terms at the end of the lease, and we could be forced to move or exit a market if another favorable arrangement cannot be made. Additionally, in certain cases, we take responsibility for construction of a new store and are reimbursed for our construction costs by the landlord.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our failure to find store associates that reflect our brand image and embody our culture could adversely affect our business.

Our continued success depends in part upon our ability to attract, motivate and retain a sufficient number of store associates, including store managers, who understand and appreciate our corporate culture and guests, and are able to adequately and effectively represent this culture and establish credibility with our guests. The store associate turnover rate in the retail industry is generally high. Excessive store associate turnover will result in higher associate costs related to finding, hiring and training new store associates. If we are unable to hire and retain store personnel capable of consistently providing a high level of guest service, as demonstrated by their enthusiasm for our culture, understanding of our guests and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially and adversely affected and our brand image may be negatively impacted. Competition for such qualified individuals could require us to pay higher wages to attract a sufficient number of associates. Additionally, our labor costs are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). Such increase in labor costs may adversely impact our profitability, or if we fail to pay such higher wages we could suffer increased associate turnover.

We depend on key executive management and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

We rely significantly on information systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to effectively operate our business.

Our ability to effectively manage and maintain our inventory, and to ship products to our stores on a timely basis, depends significantly on our information systems. To manage the growth of our operations, personnel and real estate portfolio, we will need to continue to improve and expand our operational and financial systems, real estate management systems, transaction processing, internal controls and business processes; in doing so, we could encounter implementation issues and incur substantial additional expenses. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them into new stores, or a breach in security of these systems could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem or breach. Such events may have a material adverse effect on our business.

In addition, we may now and in the future implement new systems to increase efficiencies and profitability. To manage growth of our operations and personnel, we will need to continue to improve and expand our operational and financial systems, transaction processing, internal controls and business processes. When implementing or changing existing processes, we may encounter transitional issues and incur substantial additional expenses.

System security risk issues could disrupt our internal operations or information technology services, and any such disruption could harm our net sales, increase our expenses and harm our reputation.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate our network security and misappropriate our confidential information or that of third parties, including our guests, create system disruptions or cause shutdowns. In addition, associate error, malfeasance or other errors in the storage, use or transmission of any such information could result in a disclosure to third parties outside of our network. As a result, we could incur significant expenses addressing problems created by any such inadvertent disclosure or any security breaches of our network. This risk is heightened because we collect and store guest information, including credit card information, and use certain guest information for marketing purposes. Any compromise of guest information could subject us to guest or government litigation and harm our reputation, which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or breaches. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including

“bugs” and other problems that could unexpectedly interfere with the operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services, could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution or other critical functions.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

We face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include commercial disputes, intellectual property issues, product-oriented allegations and slip and fall claims. In addition, we could face a wide variety of associate claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims. Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time and expense. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liability, and could also materially and adversely affect our operations and our reputation.

In addition, we may be subject to liability if we infringe the trademarks or other intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could subject us to boycotts by our guests and harm to our reputation. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, associates, vendors, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our associates, which would likely cause us to reexamine our entire wage structure for stores. Other laws related to employee benefits and treatment of associates, including laws related to limitations on associate hours, supervisory status, leaves of absence, mandated health benefits (for example, those health benefits proposed in the Patient Protection and Affordable Care Act passed in March 2010) or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses.

Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to us.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs, especially if the Employee Free Choice Act is adopted.

Currently, none of our associates are represented by a union. However, our associates have the right at any time under the National Labor Relations Act to form or affiliate with a union. If some or all of our workforce were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. The Employee Free Choice Act of 2007: H.R. 800, or EFCA, was passed in the United States House of Representatives in 2008 and the same legislation was introduced again in 2009 as H.R. 1409 and S. 560. President Obama and leaders of Congress have made public statements in support of this bill. Accordingly, this bill or a variation of it could be enacted in the future and the enactment of this bill could have an adverse impact on our business, by making it easier for workers to obtain union representation and increasing the penalties employers may incur if they engage in labor practices in violation of the National Labor Relations Act.

We may be unable to protect our trademarks or other intellectual property rights, which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our merchandise infringe, dilute or otherwise violate third party trademarks or other proprietary rights in order to block sales of our merchandise.

Litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce these rights or to defend against claims by third parties alleging that we infringe, dilute or violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling certain products and/or require us to redesign or relabel our merchandise or rename our brand, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our lease obligations could adversely affect our financial flexibility and our competitive position.

We have, and will continue to have, significant lease obligations. As of January 30, 2010, our minimum annual rental obligations under long-term operating leases for fiscal years 2010 and 2011 are $34.3 million and $33.5 million, respectively. Our lease obligations could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our leases, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	make it more difficult to satisfy our financial obligations, including payments on our leases; and

•	place us at a disadvantage compared to our competitors that have fewer lease obligations.

In addition, the agreements governing our existing credit agreements contain, and the agreements evidencing or governing other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our revolving line of credit facility.

Our loan agreement may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our loan agreement contains limitations on our ability to:

•	incur additional indebtedness;

•	create liens on assets;

•	engage in mergers, consolidations, liquidations and dissolutions;

•	sell assets (including pursuant to sale leaseback transactions);

•	pay consulting fees, dividends and distributions or repurchase capital stock;

•	make investments (including acquisitions), loans, or advances;

•	engage in certain transactions with affiliates; and

•	change our lines of business.

In addition, our loan agreement requires us to maintain minimum excess availability equal to the greater of 12.5% of the weekly borrowing base and $6.0 million; provided that during a seasonal borrowing period, we must maintain minimum excess availability equal to the greater of (i) 15% of the lesser of (x) the borrowing base and (y) the revolving commitment and (ii) $8 million. The loan agreement also prohibits the making of capital expenditures in any fiscal year in excess of $25 million.

A failure by us or our subsidiaries to comply with these covenants would result in an event of default under such indebtedness. Upon an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the loan agreement. If any of our indebtedness were to be accelerated, it would adversely affect our ability to respond to changes in our business and manage our operations. In addition, upon an acceleration, there can be no assurance that our assets would be sufficient to repay the accelerated indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

Our results may be adversely affected by fluctuations in energy costs.

Energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our transportation costs for distribution and utility costs for our retail stores and distribution centers. A continual rise in energy costs could adversely affect consumer spending and demand for our merchandise and increase our operating costs, both of which could have a material adverse effect on our financial condition and results of operations.

We may recognize impairment on long-lived assets.

Our long-lived assets, primarily stores and intangible assets, are subject to periodic testing for impairment. Store assets are reviewed using factors including, but not limited to, our future operating plans and projected future cash flows. Failure to achieve our future operating plans or generate sufficient levels of cash flow at our stores could result in impairment charges on long-lived assets, which could have a material adverse effect on our financial condition or results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

We are a “controlled company,” controlled by investment funds managed by affiliates of Sun Capital, whose interests in our business may be different from yours.

Upon completion of this offering, Sun Gordmans, LP, an affiliate of Sun Capital, will own approximately 13,330,248 shares, or 71.4% of our outstanding common stock. As such, affiliates of Sun Capital will, for the foreseeable future, have significant influence over our reporting and corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. For so long as affiliates of Sun Capital own 30% or more of our outstanding shares of common stock, they will have the right to designate a majority of our Board of Directors. For so long as Sun Capital has the right to designate a majority of our Board of Directors, the directors designated by affiliates of Sun Capital are expected to constitute a majority of each committee of our Board of Directors (other than the Audit Committee) and the chairman of each of the committees (other than the Audit Committee) is expected to be a director serving on such committee who is selected by affiliates of Sun Capital, provided that, at such time as we are not a “controlled company” under the Nasdaq Global Select Market corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our Board of Directors will be “independent directors,” as defined under the rules of the Nasdaq Global Select Market.

As a “controlled company,” the rules of the Nasdaq Global Select Market exempt us from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of “independent directors,” as defined under the rules of the Nasdaq Global Select Market and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our Board of Directors.

Affiliates of Sun Capital will control actions to be taken by us and our Board of Directors, including amendments to our amended and restated certificate of incorporation and amended and restated bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors designated by affiliates of Sun Capital will have the authority, subject to the terms of our indebtedness and the rules and regulations of the Nasdaq Global Select Market, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Because of the equity ownership of Sun Gordmans, LP, we are considered a “controlled company” for the purposes of the Nasdaq Global Select Market listing requirements. As such, we would be exempt from the Nasdaq Global Select Market corporate governance requirements that our Board of Directors, our Corporate

Compensation and our Nominating and Corporate Governance Committee meet the standard of independence established by those corporate governance requirements. The Nasdaq Global Select Market independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against Sun Capital, or any of our directors who are associates of, or affiliated with, Sun Capital, in a manner that would prohibit them from investing in competing businesses or doing business with our clients or guests. It is possible that the interests of Sun Capital and its affiliates may in some circumstances conflict with our interests and the interests of our other stockholders, including you.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our guests;

•	announcements of new merchandise or significant price reductions by us or our competitors;

•	size of the public float;

•	stock price performance of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness or foreclosure of our properties;

•	actions by competitors or other shopping center tenants;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	negative earnings or other announcements by us or other retail apparel companies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances of capital stock; and

•	global economic, legal and regulatory factors unrelated to our performance.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 18,703,086 shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Piper Jaffray & Co. and Wells Fargo Securities, LLC. See “Underwriting.”

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares of Common Stock Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors. These provisions include:

•	establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	requires that two-thirds of our stockholders approve amendments to our amended and restated certificate of incorporation or amended and restated bylaws;

•	provides that special meetings of our stockholders may only be called by a resolution adopted by a majority of our directors then in office;

•	provide that the Board of Directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our amended and restated certificate of incorporation will also contain a provision that provides us with protections similar to Section 203 of the Delaware General Corporate Law, and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $10.32 per share, because the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus) is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. On September 17, 2008, Sun Capital acquired 100% of the equity interests of Gordmans, Inc. for aggregate consideration of $55.7 million (or approximately $3.60 per pro forma share, as compared to an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus)), mainly consisting of $32.5 million of proceeds from debt issuance and a $20.0 million capital contribution from Sun Capital. See “Certain Relationships and Related Party Transactions—Merger Agreement.” In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our associates, consultants and directors under our stock option and equity incentive plans. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the Securities and Exchange Commission (“SEC”) and the Nasdaq Global Select Market. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant expenditures and effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations and beginning with our Annual Report on Form 10-K for the year ending January 28, 2012, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and our stock price could decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	changes in consumer spending and general economic conditions;

•	our ability to identify and respond to new and changing fashion trends, guest preferences and other related factors;

•	fluctuations in our sales and results of operations on a seasonal basis;

•	intense competition from other retailers;

•	our ability to maintain or improve levels of comparable store sales;

•	our successful implementation of advertising, marketing and promotional strategies;

•	termination of our license agreements;

•	our ability to obtain merchandise at acceptable prices;

•	shortages of inventory and harm to our reputation due to difficulties or shut-down of our distribution facilities;

•	our reliance upon independent third-party transportation providers for substantially all of our merchandise shipments;

•	our growth strategy;

•	our dependence on a strong brand image;

•	our leasing of substantial amounts of space;

•	the failure to find store associates that reflect our brand image and embody our culture;

•	our dependence upon key executive management;

•	our reliance on information systems;

•	system security risk issues that could disrupt our internal operations or information technology services;

•	changes in laws and regulations applicable to our business;

•	our inability to protect our trademarks or other intellectual property rights;

•	fluctuations in energy costs;

•	claims made against us resulting in litigation;

•	impairment on our long-lived assets;

•	our substantial lease obligations;

•	restrictions imposed by our indebtedness on our current and future operations; and

•	increased costs as a result of being a public company.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate based upon an assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover of this prospectus, we will receive net proceeds from the offering of approximately $38.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares.

We currently intend to use the net proceeds to us from this offering for the following purposes and in the following amounts:

•

Approximately $7.5 million of the net proceeds to us from this offering will be used to pay a termination fee to affiliates of Sun Capital for termination of the consulting agreement with them (See “Certain Relationships and Related Party Transactions—Sun Capital Consulting Agreement”).

•

Approximately $16.0 million of the net proceeds to us from this offering will be used to pay down borrowings under our revolving credit facility, which bear interest at a rate equal to LIBOR plus an applicable margin (as further described in “Description of Certain Indebtedness” elsewhere in this prospectus) and is scheduled to expire on February 20, 2013. Such borrowings were used primarily to pay a portion of the $20 million special dividend that we issued in June 2010.

•

The remaining net proceeds to us from this offering will be used for working capital and general corporate purposes, including the payment of bonus agreements with certain of our executive officers. See “Executive Compensation—Compensation Discussion and Analysis—Bonus Agreements.” We do not have any specific plans with respect to this portion of the net proceeds. Accordingly, our management will have broad discretion in the application of these proceeds. We believe that retaining these net proceeds will afford us significant flexibility to pursue our business strategies, including our planned growth through new store openings.

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $3.0 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant.

In December 2009, we issued a special dividend of $0.97 per share of common stock on all of our issued and outstanding shares in an amount equal to, in the aggregate, $15.0 million. In June 2010, we issued a special dividend of $1.29 per share of common stock on all of our issued and outstanding shares in an amount equal to, in the aggregate, $20.0 million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of May 1, 2010:

•	on an actual basis; and

•

on an as adjusted basis to reflect (i) the closing of this offering and the receipt by us of the estimated net proceeds from the sale of 3,214,286 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) our payment in June 2010 of a special dividend of $1.29 per share of common stock on all of our issued and outstanding shares of common stock in an amount equal to, in the aggregate, $20.0 million and (iii) certain additional adjustments, as set forth in all the footnotes to the table below.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of May 1, 2010
	Actual	As adjusted(1)
	(unaudited) (dollars in thousands, except share data)
Cash and cash equivalents	$13,055	$20,745	(2)

Debt, including current portion:
Revolving line of credit	—	—
Notes payable	1,278	1,278
Capital lease obligations	48	48

Total long-term debt, including current portion	$1,326	$1,326

Stockholders’ equity:
Common stock, $0.001 par value per share, 44,917,520 authorized and 15,488,800 issued and outstanding, actual; $0.001 par value per share, 50,000,000 authorized, 18,703,086 shares issued and outstanding, on an as adjusted basis	15	19	(3)
Additional paid-in capital	20,452	40,120	(4)
Retained Earnings	11,982	—

Total stockholders’ equity	$32,449	$40,139

Total capitalization	$33,775	$41,465

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds from this offering available to us and correspondingly increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $3.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of Proceeds.”

(2)

Cash and cash equivalents, as adjusted, includes an increase of $38.6 million related to net proceeds in connection with this offering. Cash and cash equivalents, as adjusted, includes decreases of $7.1 million for the non-financed portion of the $20.0 million dividend paid in June 2010, cash outflows of $13.4 million to pay down the draw on the revolving line of credit facility related to the $20.0 million dividend (which amount is the pro forma pay down as of May 1, 2010; whereas the expected pay down upon receipt of actual proceeds from this offering is approximately $16.0 million as of the date of this offering, and is higher than the May 1, 2010 amount due to increased working capital needs primarily resulting from our seasonality, as discussed elsewhere in this prospectus), a payment to affiliates of Sun Capital of $7.5 million to terminate the consulting agreement, a payment of $2.7 million to certain executive officers for bonuses related to the $20.0 million dividend and $250,000 for a bank amendment fee related to our revolving line of credit facility.

(3)	Common stock, as adjusted, is 18,703,086 shares, at a par value of $0.001 per share.
(4)

Additional paid-in capital, as adjusted, includes an increase of $38. 6 million related to the net proceeds in connection with this offering. Decreases to additional paid-in capital, as adjusted, includes a re-classification of the net debit balance in retained earnings of $19.0 million, which consists of the May 1, 2010 retained earnings credit balance of $12.0 million, $20.5 million to affiliates of Sun Capital for the June 2010 dividend and related fees, a $7.5 million payment to affiliates of Sun Capital for the termination of the consulting agreement, a $2.7 million payment to certain executive officers for bonuses related to the $20.0 million dividend and $250,000 for a bank amendment fee related to our revolving line of credit facility.

DILUTION

Our net tangible book value as of May 1, 2010, before giving effect to our sale of 3,214,286 shares of common stock offered in this offering, was approximately $30.2 million, or approximately $1.95 per pro forma share. Net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at May 1, 2010, prior to our sale of 3,214,286 shares of common stock in this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock outstanding immediately after this offering.

On September 17, 2008, Sun Capital acquired 100% of the equity interests of Gordmans, Inc. for aggregate consideration of $55.7 million (or approximately $3.60 per pro forma share, as compared to an initial public offering price of $14.00 per share based on the midpoint of the range set forth on the cover page of this prospectus), mainly consisting of $32.5 million of proceeds from debt issuance and a $20.0 million capital contribution from Sun Capital. See “Certain Relationships and Related Party Transactions—Merger Agreement.”

After giving effect to our sale of 3,214,286 shares of common stock in this offering, based upon an assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma net tangible book value as of May 1, 2010 would have been approximately $68.8 million, or $3.68 per share of common stock. This represents an immediate increase in net tangible book value of $1.73 per share to existing stockholders and immediate dilution of $10.32 per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this dilution in net tangible book value per share to new investors:

Assumed initial public offering price per share		$14.00

Net tangible book value per share as of May 1, 2010	$1.95
Increase in pro forma net tangible book value per share attributable to this offering	1.73

Pro forma net tangible book value per share as of May 1, 2010 (after giving effect to this offering)		3.68

Dilution per share to new investors(1)		$10.32

(1)	Dilution is determined by subtracting pro forma net tangible book value per share after giving effect to the offering from the initial public offering price paid by a new investor.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value by $3.0 million, or $0.16 per share, and the dilution in net tangible book value per share to investors in this offering by $0.84 per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. The as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, as of May 1, 2010, on a pro forma basis, the number of shares of our common stock purchased, the aggregate cash consideration paid and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of our common stock from us in this offering. The table assumes an initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
			(in millions)
Existing stockholders	15,488,800	82.8%	$55.7	55.3%	$3.60
New investors	3,214,286	17.2	45.0	44.7	14.00

Total	18,703,086	100%	$100.7	100%	$5.38

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares, no exercise of any outstanding options and no sale of common stock by the selling stockholders. The sale of 2,142,857 shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 13,345,943, or 71.4% of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to 5,357,143, or 28.6% of the total shares outstanding. In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to 12,542,372, or 67.1% of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 6,160,714 shares or 32.9% of the total number of shares of common stock to be outstanding upon the closing of this offering.

The tables and calculations above are based on 15,488,800 shares of common stock issued and outstanding as of May 1, 2010, and excludes an aggregate of 573,086 shares of common stock reserved for issuance under our equity compensation plan, which we plan to adopt in connection with this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table summarizes our consolidated financial and operating data as of the dates and for the periods indicated. The statement of operations and cash flows data for the fiscal years or periods, as applicable, ended February 2, 2008, September 17, 2008, January 31, 2009 and January 30, 2010 and the balance sheet data as of January 31, 2009 and January 30, 2010 have been derived from our audited consolidated financial statements for such fiscal years or periods included elsewhere in this prospectus, which were audited by Grant Thornton LLP, an independent registered public accounting firm. The statement of operations and cash flows data for the fiscal years ended January 28, 2006 and February 3, 2007 and the balance sheet data as of January 28, 2006, February 3, 2007 and February 2, 2008 are derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated selected financial data for the thirteen week periods ended May 1, 2010 and May 2, 2009 was derived from the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The unaudited condensed consolidated interim financial information set forth below was prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of our financial position and operating results for such periods. The interim results set forth below are not necessarily indicative of results for the fiscal year ending January 29, 2011 or for any other period.

On September 17, 2008, Midwest Shoppes Intermediate Holding Corp. (“Midwest Shoppes”), an affiliate of Sun Capital acquired 100% of the outstanding common shares of Gordmans, Inc., through a merger of Gordmans, Inc. with Midwest Shoppes Integrated, Inc., a direct wholly owned subsidiary of Midwest Shoppes. Gordmans, Inc. was the surviving entity of the merger. Midwest Shoppes subsequently changed its name to Gordmans Intermediate Holding Corp, and is owned by Gordmans Stores, Inc., which we refer to as the “Successor.” The Successor was formed as a Delaware corporation in 2008 for the sole purpose of acquiring Gordmans, Inc. and had no prior operations. As a result of the acquisition (the “Sun Capital Acquisition”) a new basis of accounting was created effective September 18, 2008. We refer to the Company prior to the Sun Capital Acquisition as the “Predecessor.” The periods prior to the Sun Capital Acquisition are referred to as the “Predecessor periods” and the periods following the Sun Capital Acquisition are referred to as the “Successor periods.” Our 2008 fiscal year is therefore divided into a Predecessor period from February 3, 2008 through September 17, 2008 and a Successor period from September 18, 2008 through January 31, 2009. Due to the significance of the Sun Capital Acquisition and related transactions, our capitalization and cost structure changed. Therefore, the financial information, other than net sales, license fees, cost of sales, and gross profit, for all Successor periods are not comparable to that of the Predecessor periods presented in the following table.

The selected historical consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes thereto and other financial data included elsewhere in this prospectus. Our historical results are not necessarily indicative of our operating results or financial position to be expected in the future.

	Predecessor				Successor
	Year Ended January 28, 2006	Year Ended February 3, 2007	Year Ended February 2, 2008	228 Days Ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended January 30, 2010	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
	(dollars in thousands, except store count and share data)
Statement of Operations Data:
Net sales	$381,211	$420,512	$437,070	$244,212	$188,458	$457,533	$93,472	$111,891
License fees from leased departments	4,828	4,893	5,433	3,362	2,103	5,679	1,347	1,596
Cost of sales	(237,853)	(256,471)	(268,086)	(145,668)	(116,410)	(269,177)	(52,503)	(60,938)

Gross profit	148,186	168,934	174,417	101,906	74,151	194,035	42,316	52,549
Selling, general and administrative expenses	(145,834)	(162,760)	(169,195)	(104,433)	(66,100)	(167,842)	(36,292)	(42,248)

Income / (loss) from operations	2,352	6,174	5,222	(2,527)	8,051	26,193	6,024	10,301
Interest expense	(1,303)	(1,882)	(1,937)	(822)	(697)	(1,052)	(267)	(179)

Income / (loss) before taxes	1,049	4,292	3,285	(3,349)	7,354	25,141	5,757	10,122
Income tax (expense) / benefit	20	(1,385)	(1,168)	998	(2,616)	(9,273)	(2,123)	(3,745)

Net income / (loss)	$1,069	$2,907	$2,117	$(2,351)	$4,738	$15,868	$3,634	$6,377

Net income / (loss) per share:
Basic	$0.06	$0.17	$0.13	$(0.14)	$.31	$1.02	$.23	$.41
Diluted	0.06	0.17	0.13	(0.14)	.31	.99	.23	.39
Weighted average shares:
Basic	16,813,350	16,642,800	16,610,300	16,597,100	15,488,800	15,488,800	15,488,800	15,488,800
Diluted	17,145,548	16,908,315	16,703,342	16,611,040	15,488,800	16,036,422	15,488,800	16,167,302
Other Financial and Operating Data:
Comparable store sales growth(1)	(0.2)%	(2.3)%	1.4%	— (2)	— (2)	4.6%	2.8%	15.4%
Store count, end of period	55	62	63	65	65	66	65	67
Average store sales(3)	$6,931	$6,689	$6,938	$3,757	$2,899	$6,932	$1,438	$1,670
Capital expenditures	18,308	15,833	11,576	8,528	1,883	3,865	406	2,708
Dividends per share	—	—	—	—	—	0.97	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$4,393	$5,906	$5,222		$5,218	$16,601	$6,876	$13,055
Working capital	17,931	21,528	21,152		11,791	16,163	14,812	21,053
Total assets	104,269	116,213	109,075		77,859	92,118	94,107	100,001
Total long-term obligations(4)	12,170	11,208	13,576		—	1,513	1,889	1,326
Total stockholders’ equity	35,686	38,391	40,440		24,738	25,949	28,371	32,449

(1)

We consider all stores opened for more than 16 months as of the end of the reporting period as comparable stores. Fiscal year 2006 was a 53-week year. Comparable store sales growth presented represents 52 weeks of operations to be comparable to the other years presented. The 53 weeks of fiscal year 2006 resulted in a comparable store sales decrease of 0.9%.

(2)

The Sun Capital Acquisition did not impact net sales. Therefore, comparable store sales decreased 4.5% for the combined periods ending January 31, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Unaudited Pro Forma Condensed Consolidated Financial Information.”

(3)

Average store sales is calculated by dividing net sales by the store count at the end of the reporting period. Fiscal year 2006 was a 53-week year. Average store sales presented represents 52 weeks of operations to be comparable to the other years presented. The 53 weeks of fiscal year 2006 resulted in average store sales of $6,782.

(4)	Consists of current and noncurrent portions of long-term debt and capital leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Our Company

Gordmans is an everyday low price retailer featuring a large selection of the latest brands, fashions and styles at up to 60% off department and specialty store prices every day in a fun, easy-to-shop environment. Our merchandise assortment includes apparel for all ages, accessories, footwear and home fashions. The origins of Gordmans date back to 1915, and as of June 4, 2010, we operated 68 stores in 16 primarily Midwestern states situated in a variety of shopping center developments, including regional enclosed shopping malls, lifestyle centers and power centers.

From 2004 to 2008, we expanded our store base by approximately 55%, opening 23 stores including two relocations and three closures. Due in part to the uncertain economic environment, in fiscal year 2009 we opened only one store and focused the majority of our efforts on several business plan initiatives to position us for sustainable long-term growth. These initiatives included:

•	strengthening the talent level throughout the organization, particularly within the senior management, merchandising and stores teams;

•

executing several merchandising strategies, including: the acquisition and expansion of a significant number of national brands, the augmentation of our Juniors’ Apparel, Young Men’s Apparel and Décor destination businesses (defined as categories with a broad and deep selection of brands and styles such that we believe Gordmans becomes a destination of choice for these categories) and the expansion of several underdeveloped, high growth niche merchandise categories;

•	improving our inventory planning and management to maximize both gross profit and inventory utilization efficiency; and

•	reengineering our marketing strategy to focus on branding Gordmans as a fun, unique and energetic shopping experience.

As a result of these initiatives, in conjunction with more efficiently leveraging our cost infrastructure through a reduction in selling, general and administrative expenses, including a reduction in force in our Corporate office, restructuring of our store management teams, implementation of a wage freeze and a significant reduction in our advertising expense, we were able to significantly enhance our profitability in fiscal year 2009. In particular, we generated a comparable store sales increase of 4.6% and 9.3% for fiscal year 2009 and the fourth quarter of fiscal year 2009, respectively. In addition, we improved our gross profit margin by 170 basis points over fiscal year 2008, while our net income increased 565% to $15.9 million. During the first quarter of fiscal year 2010, we opened one store and experienced a comparable store sales increase of 15.4%. Additionally, our gross profit margin increased 170 basis points to 47.0% when compared to the first quarter of fiscal year 2009. Our net income for the first quarter of fiscal year 2010 was $6.4 million, an increase of 75.5% over the first quarter of fiscal year 2009.

We believe we are well positioned to leverage our unique selling proposition, scalable infrastructure and portable retail model to continue to capture market share and drive increased revenue and profitability.

With a current store base of only 68 stores, we anticipate being able to increase our store base by approximately 10% annually for the next several years. We believe that we can capitalize on both new market opportunities that are primarily contiguous to our current markets, as well as on selected opportunities to fill in existing markets for which we have not achieved an economies-of-scale presence. We believe that comparable store sales can be maximized by continuing to execute on a number of recent initiatives such as:

•	expanding our destination businesses,

•	achieving parity between sales of our Women’s and Juniors’ Apparel,

•	developing selected high growth potential niche businesses that we believe are underserved by the market,

•	acquiring targeted brands desired by our guests, and

•	leveraging inventory optimization opportunities.

We intend to enhance our profit margins by leveraging economies of scale with respect to our cost infrastructure. In particular, a significant portion of our corporate overhead and distribution center costs will not increase at a rate proportionate with new and comparable store sales growth.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales and comparable store sales and other individual store performance factors, gross profit and selling, general and administrative expenses.

Net Sales.    Net sales reflects our revenues from the sale of our merchandise less returns and discounts and exclusive of sales tax.

Comparable Store Sales.    Comparable store sales have been calculated based upon stores that were open at least 16 months as of the end of the reporting period. We also review average sales per transaction and comparable store transactions.

Gross Profit.    Gross profit is equal to our net sales minus cost of sales, plus license fee income generated from sales of footwear and maternity apparel in our leased departments. Costs of sales includes the direct cost of purchased merchandise, inventory shrinkage, inventory write-downs and inbound freight to our distribution center. Gross margin measures gross profit as a percentage of our net sales. Our gross profit may not be comparable to other retailers, as some companies include all of the costs related to their distribution network in cost of sales while others, like us, exclude a portion of these costs from cost of sales and include those costs in selling, general and administrative expenses.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses include all operating costs not included in cost of sales. These expenses include payroll and other expenses related to operations at our corporate office, store expenses, occupancy costs, certain distribution and warehousing costs, depreciation and amortization and advertising expense. These expenses generally do not vary proportionally with net sales. As a result, selling general and administrative expenses as a percentage of net sales is usually higher in lower volume periods and lower in higher volume periods.

Purchase Accounting Impact of Sun Capital Acquisition

On September 17, 2008, we were acquired by investment funds managed by affiliates of Sun Capital. The purchase price was allocated to state our assets and liabilities at fair value on the acquisition date. The allocation of the purchase price had the effect of increasing (decreasing) the carrying amounts of property and equipment by $(32.0) million, amortizable intangible assets by $0.6 million and unamortizable intangible assets by $1.8 million. The $32.0 million decrease in property and equipment had the effect of decreasing annual depreciation and increasing operating income by approximately $7.1 million and $2.7 million in the year ended January 30, 2010 and the 136 days ended January 31, 2009, respectively. The $0.6 million increase in amortizable intangible assets had the effect of increasing annual amortization and decreasing operating income by $0.1 million and $22,000 in the year ended January 30, 2010 and the 136 days ended January 31, 2009, respectively.

Basis of Presentation and Results of Operations

Basis of Presentation

The consolidated financial statements include the accounts of Gordmans Stores, Inc. and its subsidiaries, Gordmans Intermediate Holding Corp., Gordmans, Inc., Gordmans Management Company, Inc. and Gordmans Distribution Company, Inc. All intercompany transactions and balances have been eliminated in consolidation. We utilize a typical retail 52-53 week fiscal year whereby the fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal years 2007, 2008 and 2009 represent fifty-two week years ended February 2, 2008, January 31, 2009 and January 30, 2010, respectively.

The following discussion of our financial performance also includes supplemental unaudited pro forma condensed consolidated financial information for fiscal years 2007 and 2008. Because the Sun Capital Acquisition occurred during the third quarter of 2008, we believe this information aids in the comparison between periods presented. The pro forma information does not purport to represent what our results of operations would have been had the Sun Capital Acquisition and related transactions actually occurred at the beginning of the years indicated, and they do not purport to project our results of operations or financial condition for any future period. The following table contains results of operations data for fiscal year 2009 compared to pro forma results of operations for fiscal year 2007 and 2008. See “—Unaudited Pro Forma Condensed Consolidated Financial Information” below.

	Predecessor		Successor	Pro Forma		Successor
	Year Ended February 2, 2008	228 Days ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended February 2, 2008	Year Ended January 31, 2009	Year Ended January 30, 2010	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
	(dollars in thousands)
Statements of Operation Data:
Net sales	$437,070	$244,212	$188,458	$437,070	$432,670	$457,533	$93,472	$111,891
License fees from leased departments	5,433	3,362	2,103	5,433	5,465	5,679	1,347	1,596
Cost of sales	(268,086)	(145,668)	(116,410)	(268,086)	(262,078)	(269,177)	(52,503)	(60,938)

Gross profit	174,417	101,906	74,151	174,417	176,057	194,035	42,316	52,549
Selling, general and administrative expenses	(169,195)	(104,433)	(66,100)	(163,995)	(166,965)	(167,842)	(36,292)	(42,248)

Income / (loss) from operations	5,222	(2,527)	8,051	10,422	9,092	26,193	6,024	10,301
Interest expense	(1,937)	(822)	(697)	(1,974)	(1,837)	(1,052)	(267)	(179)

Income / (loss) before taxes	3,285	(3,349)	7,354	8,448	7,255	25,141	5,757	10,122
Income tax (expense) / benefit	(1,168)	998	(2,616)	(3,083)	(2,824)	(9,273)	(2,123)	(3,745)

Net income / (loss)	$2,117	$(2,351)	$4,738	$5,365	$4,431	$15,868	$3,634	$6,377

The table below sets forth the components of the consolidated statements of income as a percentage of net sales:

	Predecessor		Successor	Pro Forma		Successor
	Year Ended February 2, 2008	228 Days Ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended February 2, 2008	Year Ended January 31, 2009	Year Ended January 30, 2010	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
License fees from leased departments	1.2	1.3	1.1	1.2	1.3	1.2	1.4	1. 4
Cost of sales	(61.3)	(59.6)	(61.8)	(61.3)	(60.6)	(58.8)	(56.1)	(54.4)

Gross profit	39.9	41.7	39.3	39.9	40.7	42.4	45.3	47.0
Selling, general and administrative expenses	(38.7)	(42.8)	(35.0)	(37.5)	(38.6)	(36.7)	(38.8)	(37.8)

Income / (loss) from operations	1.2	(1.1)	4.3	2.4	2.1	5.7	6.5	9.2
Interest expense	(0.4)	(0.3)	(0.4)	(0.5)	(0.4)	(0.2)	(0.3)	(0.2)

Income / (loss) before taxes	0.8	(1.4)	3.9	1.9	1.7	5.5	6.2	9.0
Income tax (expense) / benefit	(0.3)	0.4	(1.4)	(0.7)	(0.7)	(2.0)	(2.3)	(3.3)

Net income / (loss)	0.5%	(1.0)%	2.5%	1.2%	1.0%	3.5%	3.9%	5.7%

Unaudited Pro Forma Condensed Consolidated Financial Information

The following supplemental unaudited pro forma condensed consolidated statements of operations data have been developed by applying pro forma adjustments to our historical consolidated statements of operations. We were acquired on September 17, 2008. Accordingly, we applied purchase accounting standards which required a new basis of accounting resulting in assets and liabilities being recorded at their respective fair values at the Sun Capital Acquisition date. Although our operations did not change as a result of the Sun Capital Acquisition, the accompanying unaudited pro forma consolidated financial data is presented for the Predecessor and Successor relating to the periods preceding and succeeding the Sun Capital Acquisition, respectively. The unaudited pro forma condensed consolidated statements of operations for the years ended February 2, 2008 and January 31, 2009 give effect to the Sun Capital Acquisition as if it had occurred on February 4, 2007 and February 3, 2008, respectively. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial data.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma consolidated financial data is presented for supplemental informational purposes only. The unaudited pro forma consolidated financial data does not purport to represent what our results of operations would have been had the Sun Capital Acquisition actually occurred on February 4, 2007 and February 3, 2008, and they do not project our results of operations or financial condition for any future period. The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with other sections of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as “Selected Historical Consolidated Financial and Other Data” and our audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated statements of operations.

	Fiscal Year Ended January 31, 2009
	Predecessor	Successor	Adjustments				Pro Forma
	(dollars in thousands)
Net sales	$244,212	$188,458	$				$432,670
License fees	3,362	2,103					5,465
Cost of sales	(145,668)	(116,410)					(262,078)

Gross profit	101,906	74,151					176,057
Selling, general and administrative expenses	(104,433)	(66,100)		4,327 (84 (675	) )	(1) (2) (3)	(166,965)

Income (loss) from operations	(2,527)	8,051		3,568			9,092
Interest expense	(822)	(697)		(318)		(4)	(1,837)

Income (loss) before income taxes	(3,349)	7,354		3,250			7,255
Income tax (expense) benefit	998	(2,616)		(1,206	)(5)		(2,824)

Net income (loss)	$(2,351)	$4,738		$2,044			$4,431

	Fiscal Year Ended February 2, 2008
	Predecessor	Adjustments			Pro Forma
	(dollars in thousands)
Net sales	$437,070	$			$437,070
License fees	5,433				5,433
Cost of sales	(268,086)				(268,086)

Gross profit	174,417				174,417
Selling, general and administrative expenses	(169,195)		6,806	(1)	(163,995)

			(106)	(2)
			(1,500)	(3)

Income from operations	5,222		5,200		10,422
Interest expense	(1,937)		(37)	(4)	(1,974)

Income before income taxes	3,285		5,163		8,448
Income tax expense	(1,168)		(1,915)	(5)	(3,083)

Net income	$2,117		$3,248		$5,365

(1)

Represents the estimated impact on selling, general and administrative expenses related to the adjustment to fair value of property, buildings and equipment and the resulting change in depreciation expense.

(2)

Represents the amortization of the fair value adjustments related to intangible long-lived assets. Identifiable intangible assets with a determinable life have been amortized on a straight line basis in the unaudited pro forma consolidated statement of operations over periods ranging from 3 to 7 years.

(3)	Represents estimated consulting fee of $1.5 million per year to affiliates of Sun Capital.

footnotes continued on following page

(4)	Reflects pro forma interest expense resulting from our new capital structure as follows:

	Predecessor	Predecessor
	Year ended February 2, 2008	228 days ended September 17, 2008
	(in thousands)
Pro forma interest expense on revolving line of credit facility(a)	$1,625	$1,011
Less historical debt related costs	(193)	(135)
Less historical interest expense related to debt arrangements	(1,395)	(558)

Net adjustment to interest expense	$37	$318

(a)

Reflects the revolving line of credit facility entered into with Wells Fargo Retail Finance, LLC, at the time of the Sun Capital Acquisition. Borrowings under this agreement initially bore interest at the prime interest rate minus 0.25% (4.75% at acquisition). Reflects assumed borrowings of $34.2 million, the initial amount borrowed at acquisition date. The Successor subsequently replaced this credit arrangement with a combination of a revolving line of credit facility and term loan. The level of borrowings will fluctuate in future periods dependent upon short term cash needs. Changes in the levels of borrowings would impact interest expense.

(5)	Represents tax effect of the above adjustments at a 37.1% effective tax rate, including 34% federal rate plus 3.1% state rate, net of federal benefit.

Thirteen Weeks Ended May 1, 2010 Compared to Thirteen Weeks Ended May 2, 2009

Net Sales

Net sales for the thirteen weeks ended May 1, 2010 increased $18.4 million, or 19.7%, to $111.9 million as compared to $93.5 million for the thirteen weeks ended May 2, 2009. This increase was a direct result of a $14.3 million or 15.4% comparable store sales increase and $4.1 million in sales due to the addition of one new store during fiscal year 2009, one new store opening in the thirteen weeks ended May 1, 2010 and an increase in noncomparable store sales. Comparable store sales increased due to a 12.0% increase in the number of transactions combined with a 3.5% increase in the average dollars spent per transaction.

License Fees from Leased Departments

License fee income related to sales of merchandise in leased departments for the thirteen weeks ended May 1, 2010 increased $0.2 million, or 18.5%, to $1.6 million as compared to $1.4 million for the thirteen weeks ended May 2, 2009. This increase was driven by increased sales of merchandise in the leased departments.

Gross Profit

Gross profit, which includes license fee income, for the thirteen weeks ended May 1, 2010 increased $10.2 million, or 24.2%, to $52.5 million as compared to $42.3 million for the thirteen weeks ended May 2, 2009. Approximately $9.6 million of the increase is due to the increase in sales volume. The remaining increase is due to a $0.4 million increase in initial mark-up on merchandise, a $0.4 million decrease in markdowns, partially offset by a $0.2 million increase in freight to our distribution center. Gross profit margin for the thirteen weeks ended May 1, 2010 increased to 47.0% as compared to 45.3% for the thirteen weeks ended May 2, 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the thirteen weeks ended May 1, 2010 increased $6.0 million, or 16.4%, to $42.3 million as compared to $36.3 million for the thirteen weeks ended May 2, 2009. This increase was the result of increases in corporate expenses of $1.2 million, advertising expenses of $0.4 million, store expenses of $2.3 million, distribution center expenses of $0.7 million, depreciation and amortization of $0.1 million, management fees of $0.8 million and store pre-opening expenses of $0.5 million. Corporate expenses increased primarily due to an increase of $0.5 million in bonuses associated with our improved financial performance, $0.4 million in financial consulting and audit fees and $0.2 million in information technology costs. The increase in advertising expenses is a result of increases in all categories of advertising including print, television and direct mail. The $0.5 million increase in store pre-opening expenses for the thirteen weeks ended May 1, 2010 compared to the thirteen weeks ended May 2, 2009 is due to opening one new store during the first quarter of fiscal year 2010 and preparing for one new store opening in the second quarter of fiscal year 2010 as compared to no new store openings during the first quarter of fiscal year 2009. The increase in distribution center expenses is primarily related to increased payroll and benefits associated with the higher sales volume. Management fees increased as a result of our improved financial performance compared to the prior year. The increase in store expenses is primarily related to payroll and benefits associated with the higher sales volume in the first quarter of 2010 compared to 2009. As a percentage of sales, selling, general and administrative expenses for the thirteen weeks ended May 1, 2010 decreased to 37.8% as compared to 38.8% for the thirteen weeks ended May 2, 2009.

Interest Expense

Interest expense for the thirteen weeks ended May 1, 2010 decreased $88 thousand to $0.2 million as compared to $0.3 million for the thirteen weeks ended May 2, 2009. This decrease was primarily due to decreases in average borrowings outstanding under the revolving line of credit facility and the equipment term notes.

Income / (Loss) before Taxes

Income before taxes for the thirteen weeks ended May 1, 2010 increased $4.4 million, or 75.8%, to $10.1 million as compared to $5.7 million for the thirteen weeks ended May 2, 2009 primarily due to the increase in net sales and gross profit margin during the period. As a percentage of sales, income before taxes increased to 9.0% of net sales for first quarter of fiscal year 2010 as compared to 6.2% of net sales for the first quarter of fiscal year 2009.

Income Tax (Expense) / Benefit

Income tax expense for the thirteen weeks ended May 1, 2010 increased $1.6 million to $3.7 million as compared to $2.1 million for the thirteen weeks ended May 2, 2009. The effective income tax rate for the first quarter of fiscal year 2010 was 37.0% compared to an effective rate of 36.9% for the first quarter of fiscal year 2009. The effective rate differed from the federal enacted rate of 34% primarily due to state taxes, net of federal benefits.

Net Income / (Loss)

Net income for the thirteen weeks ended May 1, 2010 increased $2.7 million, or 75.5%, to $6.4 million as compared to $3.6 million in thirteen weeks ended May 2, 2009. This increase was primarily due to increases in net sales and gross profit margin and decreases in interest expense, which more than offset increases in selling, general and administrative expenses and income tax expense during the first quarter of fiscal year 2010 as compared to the first quarter of fiscal year 2009.

Fiscal Year 2009 Compared to Fiscal Year 2008 and Fiscal Year 2009 Compared to Pro Forma Fiscal Year 2008

Net Sales

Net sales for fiscal year 2009 increased $24.9 million, or 5.7%, to $457.5 million as compared to $432.7 million for fiscal year 2008 including $244.2 million in the 2008 Predecessor period and $188.5 million in the 2008 Successor period. This increase was a direct result of a $19.0 million or 4.6% comparable store sales increase, and a $5.9 million increase due to the addition of one new store during fiscal year 2009 and non-comparable store sales. Comparable store sales increased primarily due to a

6.0% increase in the number of transactions partially offset by a 1.5% decrease in the average dollars spent per transaction.

License Fees from Leased Departments

License fee income related to sales of merchandise in leased departments for fiscal year 2009 increased $0.2 million, or 3.9%, to $5.7 million as compared to $5.5 million for fiscal year 2008, including $3.4 million in the 2008 Predecessor period and $2.1 million in the 2008 Successor period. This increase was driven by increased sales of merchandise in the leased departments.

Gross Profit

Gross profit, which includes license fee income, for fiscal year 2009 increased $18.0 million, or 10.2%, to $194.0 million as compared to $101.9 million in the 2008 Predecessor period and $74.2 million in the 2008 Successor period or $176.1 million for fiscal year 2008. Approximately $11.6 million of this increase is due to the increase in sales volume. The remaining increase is the result of a $3.3 million increase in initial mark-up on merchandise, a $1.4 million decrease in markdowns, a $1.6 million reduction in freight charges to our distribution center and a $0.2 million increase in license fees offset slightly by a $0.1 million increase in shrinkage. Gross profit margin for fiscal year 2009 increased to 42.4% as compared to 40.7% for fiscal year 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2009 were $167.9 million, compared to $104.4 million in the 2008 Predecessor period and $66.1 million in the 2008 Successor period. This change was primarily the result of increases in corporate expenses of $4.4 million, primarily due to bonuses associated with our improved financial performance and an increase in rent for our distribution center as a result of a sale leaseback of the primary distribution center during fiscal year 2008. These increases were offset primarily by decreases of $2.6 million in advertising expenses as a result of a shift in our advertising strategy. Additionally, store pre-opening and closing expenses for fiscal year 2009 decreased $1.2 million compared to fiscal year 2008, which was due to only one new store opening during fiscal year 2009 as compared to four new store openings and two store closings in fiscal year 2008. In connection with the Sun Acquisition in fiscal 2008, our assets were adjusted to fair value, resulting in a $3.7 million decrease in depreciation expense offset by additional management fees of $0.7 million in fiscal 2009.

On a pro forma basis, selling, general and administrative expenses for fiscal year 2009 increased $0.9 million, or 0.5%, to $167.9 million as compared to $167.0 million for pro forma fiscal year 2008. As a percentage of sales, selling, general and administrative expenses for fiscal year 2009 decreased to 36.7% as compared to 38.6% for pro forma fiscal year 2008.

Interest Expense

Interest expense for fiscal year 2009 was $1.0 million compared to $0.8 million in the 2008 Predecessor period and $0.7 million in the 2008 Successor period. On a pro forma basis, interest expense for fiscal year 2009 decreased $0.8 million to $1.0 million as compared to $1.8 million for pro forma fiscal year 2008. The decrease was primarily due to decreases in average borrowings outstanding under the revolving line of credit facility in fiscal year 2009, partially offset by an increase in interest rates.

Income / (Loss) before Taxes

Income (loss) before taxes for fiscal year 2009 was $25.1 million, compared to ($3.3) million in the 2008 Predecessor period and $7.4 million in the 2008 Successor period. On a pro forma basis, income before taxes for fiscal year 2009 increased $17.9 million, or 246.6%, to $25.1 million as compared to $7.3 million for pro forma fiscal year 2008 primarily due to the increase in net sales and gross profit margin during fiscal year 2009. As a percentage of sales, income before taxes increased to 5.5% of net sales for fiscal year 2009 as compared to 1.7% of net sales for pro forma fiscal year 2008.

Income Tax (Expense) / Benefit

Income tax (expense) benefit for fiscal 2009 was ($9.3) million compared to $1.0 million in the 2008 Predecessor period and ($2.6) million in the 2008 Successor period. The effective income tax rate for fiscal 2009 was 36.9% compared to 29.8% and 35.6% in the 2008 Predecessor and 2008 Successor periods, respectively. The effective rate for the 2008 Predecessor period, which had a net operating loss, is lower due to the expiration of certain state net operating loss carryforwards for the Predecessor that resulted from the filing of short period tax returns for that period due to the Sun Capital Acquisition which partially offset the tax benefit of the operating loss for the period. The effective rate differed from the federal enacted rate of 34% primarily due to state taxes, net of federal benefits.

On a pro forma basis, income tax expense for fiscal year 2009 increased $6.4 million to $9.3 million as compared to $2.8 million for pro forma fiscal year 2008. The effective income tax rate for fiscal year 2009 was 36.9% compared to an effective rate of 38.9% for pro forma fiscal year 2008.

Net Income / (Loss)

Net income (loss) for fiscal 2009 was $15.9 million compared to ($2.4) million in the 2008 Predecessor period and $4.7 million in the 2008 Successor period. On a pro forma basis, net income for fiscal year 2009 increased $11.4 million, or 258.1%, to $15.9 million as compared to $4.4 million in pro forma fiscal year 2008. This increase was primarily due to increases in net sales and gross profit margin during fiscal year 2009 as compared to pro forma fiscal year 2008.

Fiscal Year 2008 Compared to Fiscal Year 2007 and Pro Forma Fiscal Year 2008 Compared to Pro Forma Fiscal Year 2007

Net Sales

Net sales for fiscal year 2008 decreased $4.4 million, or 1.0%, to $432.7 million, including $244.2 million in the 2008 Predecessor period and $188.5 million in the 2008 Successor period, as compared to $437.1 million for fiscal year 2007. This was a direct result of a $19.2 million or 4.5% comparable store sales decrease and a $3.5 million reduction in sales due to the closure of two stores, partially offset by an increase of $18.3 million in sales related to the addition of four new stores and non-comparable stores. Comparable store sales decreased primarily due to a 3.8% decrease in the number of transactions combined with a 0.7% decline in the average dollars spent per transaction.

License Fees from Leased Departments

License fee income related to sales of merchandise in leased departments was $3.4 million in the 2008 Predecessor period and $2.1 million in the 2008 Successor period or $5.5 million for fiscal year 2008, an increase of $32 thousand, or 0.6%, as compared to $5.4 million for fiscal year 2007. This increase was driven by increased sales of merchandise in the leased departments.

Gross Profit

Gross profit, which includes license fee income, was $101.9 million in the 2008 Predecessor period and $74.2 million in the 2008 Successor period or $176.1 million for fiscal year 2008. This represents an increase of $1.6 million, or 0.9%, compared to $174.4 million for fiscal year 2007. Approximately $0.3 million of this decrease is due to the reduced sales volume in fiscal 2008 combined with a $0.6 million increase in markdowns and a $0.4 million increase in freight charges to our distribution center. These charges were partially offset by a $2.7 million increase in initial mark-up on merchandise and a $0.2 million reduction in shrinkage. Gross profit margin for fiscal year 2008 increased to 40.7% as compared to 39.9% for fiscal year 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $104.4 million and $66.1 million in the 2008 Predecessor period and 2008 Successor period, respectively, compared to $169.2 million in fiscal year 2007. Corporate expenses increased $1.3 million primarily related increases in to payroll and benefits of $0.8 million, depreciation on new assets of $0.4 million and information technology spending of $0.1 million. Distribution center expenses increased $0.5 million related to outbound delivery to stores and $0.3 million in rent. Store operating expenses increased $0.7 million due to a $2.7 million increase in rent related to new stores, partially offset by a $2.0 million reduction in store payroll. Additionally, store pre-opening and closing expenses for fiscal year 2008 increased $0.9 million due to four new store openings and two store closings in fiscal year 2008 as compared to only one new store opening and one store relocation in fiscal year 2007. Additionally, the 2008 Successor period includes $0.8 million in management fees due to the Sun Capital acquisition. These increases were offset by a decrease in advertising expenses of $0.8 million and a $2.5 million decrease in depreciation and amortization as a result of adjusting asset values in connection with the Sun Capital acquisition.

On a pro forma basis, selling, general and administrative expenses for pro forma fiscal year 2008 increased $3.0 million, or 1.8%, to $167.0 million as compared to $164.0 million for pro forma fiscal year 2007.

Interest Expense

Interest expense was $0.8 million and $0.7 million in the 2008 Predecessor period and 2008 Successor period, respectively, compared to $1.9 million in fiscal year 2007. On a pro forma basis, interest expense for pro forma fiscal year 2008 decreased $0.1 million to $1.8 million. This decrease was primarily due to lower weighted average borrowings on our revolving line of credit facility.

Income / (Loss) before Taxes

Income (loss) before taxes was ($3.3) million in the 2008 Predecessor period and $7.4 million in the 2008 Successor period compared to $3.3 million in fiscal year 2007. On a pro forma basis, income before taxes for pro forma fiscal year 2008 decreased $1.2 million, or 14.1% to $7.3 million as compared to $8.5 million for pro forma fiscal year 2007 primarily due to decreased net sales, increased pre-opening costs and additional operating expenses associated with new stores during pro forma fiscal year 2008. As a percentage of sales, income before taxes decreased to 1.7% for pro forma fiscal year 2008 as compared to 1.9% for pro forma fiscal year 2007.

Income Tax (Expense) / Benefit

Income tax (expense) benefit was $1.0 million in the 2008 Predecessor period and ($2.6) million in the 2008 Successor period compared to ($1.2) million in fiscal year 2007. The effective income tax rate was 29.8% and 35.6% in the 2008 Predecessor and 2008 Successor periods, respectively and 35.6% in fiscal year 2007. The effective rate for the 2008 Predecessor period, which had a net operating loss, is lower due to the expiration of certain state net operating loss carryforwards for the Predecessor that resulted from the filing of short period tax returns due to the Sun Capital Acquisition which partially offset the tax benefit of the operating loss for the period. The effective rate differed from the federal enacted rate of 34% for all periods primarily due to state taxes, net of federal tax benefit.

On a pro forma basis, income tax expense for pro forma fiscal year 2008 decreased $0.3 million to $2.8 million as compared to $3.1 million for pro forma fiscal year 2007. The effective income tax rate for pro forma fiscal year 2008 was 38.9% compared to 36.5% for pro forma fiscal year 2007.

Net Income / (Loss)

Net income (loss) for the 2008 Predecessor period and 2008 Successor period was ($2.4) million and $4.7 million, respectively, compared to $2.1 million for fiscal year 2007. This decrease was primarily due to decreased net sales, increased pre-opening expenses, management fees and additional operating expenses associated with new stores during fiscal year 2008.

On a pro forma basis, net income for pro forma fiscal year 2008 decreased $0.9 million, or 17.4%, to $4.4 million as compared to $5.4 million for pro forma fiscal year 2007.

Quarterly Results and Seasonality

Unaudited Quarterly Financial Data

The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods. Our business is seasonal and, historically, we have realized a higher portion of our net sales and net income in the fourth fiscal quarters due primarily to the impact of the holiday season. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays. As such, results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The following table presents our unaudited quarterly consolidated results of operations for each of the full quarters of the Successor since the Sun Capital Acquisition on September 17, 2008. As a result of the Sun Capital Acquisition, our capital and cost structure changed. Therefore, all periods prior to September 18, 2008 are not comparable or meaningful and therefore financial data other than net sales have not been presented. Net sales, license fees, cost of sales, and gross profit, are presented to show the impact of seasonality on our business on a quarterly basis. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, the statement of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. Each of the quarters presented below are comprised of 13 weeks.

You should read this table in conjunction with our financial statements and the related notes located elsewhere in this prospectus.

	Fiscal Year 2008				Fiscal Year 2009				Fiscal Year 2010
	Predecessor		(1)	Successor	Successor				Successor
	13 Weeks Ended 5/3/2008	13 Weeks Ended 8/2/2008	13 Weeks Ended 11/1/2008	13 Weeks Ended 1/31/2009	13 Weeks Ended 5/2/2009	13 Weeks Ended 8/1/2009	13 Weeks Ended 10/31/09	13 Weeks Ended 1/30/2010	13 Weeks Ended 5/1/2010
	(dollars in thousands except per share data)
Net sales	$89,942	$99,680	$104,519	$138,529	$93,472	$98,631	$111,396	$154,034	$111,891
License fees	1,329	1,300	1,465	1,371	1,347	1,231	1,481	1,620	1,596
Cost of sales	(52,698)	(59,255)	(62,639)	(87,486)	(52,503)	(56,707)	(64,394)	(95,573)	(60,938)

Gross profit	38,573	41,725	43,345	52,414	42,316	43,155	48,483	60,081	52,549
Selling, general and administrative expenses				(45,161)	(36,292)	(39,431)	(42,038)	(50,081)	(42,248)

Income from operations				7,253	6,024	3,724	6,445	10,000	10,301
Interest expenses				(449)	(267)	(267)	(326)	(192)	(179)

Income before taxes				6,804	5,757	3,457	6,119	9,808	10,122
Income tax expense				(2,421)	(2,123)	(1,275)	(2,257)	(3,618)	(3,745)

Net income				$4,383	$3,634	$2,182	$3,862	$6,190	$6,377

Earnings per share:
Basic				$0.28	$0.23	$0.14	$0.25	$0.40	$0.41
Diluted				0.28	0.23	0.14	0.24	0.38	0.39

(1)

The quarter ended November 1, 2008, includes the Predecessor period from July 3, 2008 to September 17, 2008 and the Successor period from September 18, 2008 to November 1, 2008. Since the merger did not impact net sales, license fees, cost of sales, and gross profit the Predecessor & Successor periods have been combined for the quarter ended November 1, 2008 to provide seasonality trends by quarter.

Seasonality

Our business is subject to seasonal fluctuations, which are typical of retailers that carry a similar merchandise offering. A disproportionate amount of our sales and net income are realized during the fourth quarter, which includes the holiday selling season. In fiscal year 2009, 33.7% of our net sales were generated in the fourth quarter. Operating cash flows are typically higher in the second and fourth fiscal quarters due to inventory related working capital requirements in the first and third fiscal quarters. Based on results over the past five years, approximately 34% of comparable store sales and more than 100% of the net income is realized in the fourth quarter, making up for a net loss historically incurred through the first nine months. However, financial performance in fiscal year 2009 represented a break from the historical trend. During fiscal year 2009, we generated net income during the first nine months of $9.7 million and 39.0% of net income was realized in the fourth quarter. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving and Christmas and regional fluctuations for events such as sales tax holidays.

Liquidity and Capital Resources

Our working capital at May 1, 2010 increased $6.2 million, or 42.1% to $21.1 million compared to May 2, 2009. Working capital also increased $4.4 million, or 37.1%, to $16.2 million at January 30, 2010 compared to January 31, 2009. Our primary ongoing cash requirements are for operating expenses, inventory and new store capital investment. Our typical investment in a new store is approximately $1.3 million which represents pre-opening expenses of $0.4 million and inventory of $0.9 million (of which $0.3 million is typically financed through trade payables). The fixed assets and leasehold improvements associated with a new store opening of approximately $1.0 million have typically been financed by landlords through favorable tenant improvement allowances. Our primary sources of funds for our business activities are cash from operations, borrowings under our revolving line of credit facility, tenant improvement allowances and the use of operating leases for new stores.

We had no borrowings under our revolving line of credit facility at May 1, 2010 and the end of fiscal year 2009 and had cash and cash equivalents of $13.1 million and $16.6 million respectively, compared to $9.7 million in borrowings and $5.2 million in cash and cash equivalents at the end of fiscal year 2008. Net cash provided by operating activities was $40.1 million for fiscal year 2009 versus $15.8 million in fiscal year 2008. Average borrowings under our revolving line of credit facility decreased to $10.2 million in fiscal year 2009 from $19.0 million in fiscal year 2008 primarily due to the sales and gross profit margin increases and the overall reduction in selling, general and administrative expenses compared to the prior year. The largest amount drawn at one time during fiscal year 2009 was $29.6 million. We paid a $15.0 million dividend to stockholders on December 23, 2009. Average availability under our revolving line of credit facility increased 14.9% over last year to $32.3 million in fiscal year 2009. The improvement in our cash and debt position as compared to the end of fiscal year 2008 was primarily due to earnings generated in fiscal year 2009, inventory turnover improvement and an increase in certain current liabilities compared to the end of fiscal year 2008. Stockholders’ equity was $25.9 million as of January 30, 2010, compared to $24.7 million as of January 31, 2009.

During the course of our seasonal business cycle, working capital is needed to support inventory for existing stores, particularly during peak selling seasons. Historically, our working capital needs are lowest in the first quarter and peak late in the third quarter or early in the fourth quarter in anticipation of the Holiday selling season. Management believes that the net cash provided by operating activities, bank borrowings, vendor trade terms, tenant improvement allowances and the use of operating leases for new stores will be sufficient to fund anticipated current and long-term capital expenditures and working capital requirements.

Capital Expenditures

Net capital expenditures (proceeds) during fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009 were $9.8 million, $8.5 million, $(7.6) million and $3.6 million respectively. Net capital expenditures during the 13 weeks ended May 2, 2009 and May 1, 2010 were $0.4 million and $2.7 million, respectively. Net capital expenditures were comprised of the following:

	Predecessor		Successor
	Year Ended February 2, 2008	228 Days Ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended January 30, 2010	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
	(dollars in thousands)
New and existing stores	$6,188	$7,413	$1,220	$2,408	$204	$2,558
Technology-related investments	4,745	699	366	684	115	143
Distribution center improvements	643	416	297	773	87	7

Gross capital expenditures	11,576	8,528	1,883	3,865	406	2,708
Less: Proceeds from sale of equipment	1,750	21	9,534	222	—	—

Net capital expenditures (proceeds)	$9,826	$8,507	$(7,651)	$3,643	$406	$2,708

We lease all of our stores. In certain cases, we negotiate leases whereby we take responsibility for construction of a new store and are reimbursed for our costs from the landlord. When this situation occurs, we report the construction costs as part of our capital expenditures and, at the commencement of the lease, report the proceeds from the sale of the assets to the landlord. In November 2008, we had $9.5 million in proceeds from the sale of our distribution center in a sale-leaseback transaction.

Cash Flow Analysis

A summary of operating, investing, and financing activities are shown in the following table:

	Predecessor		Successor
	Year Ended February 2, 2008	228 Days Ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended January 30, 2010	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
	(dollars in thousands)
Provided by (used in) operating activities	$13,466	$(3,148)	$18,922	$40,070	$1,423	$(651)
Used in investing activities	(9,826)	(8,507)	(44,855)	(3,474)	(406)	(2,708)
Provided by (used in) financing activities	(4,324)	9,588	27,996	(25,213)	641	(187)

Increase (decrease) in cash and cash equivalents	(684)	(2,067)	2,063	11,383	1,658	(3,546)

Cash and cash equivalents at end of period	$5,222	$3,155	$5,218	$16,601	$6,876	$13,055

Cash Flows from Operating Activities

Cash flows from operating activities consist of net income adjusted for non-cash items including depreciation and amortization, deferred taxes, and the effect of working capital changes.

Net cash used in operating activities during the thirteen weeks ended May 1, 2010 was $0.7 million, which included net income of $6.4 million, plus net noncash charges (benefit) for deferred tax expense, depreciation and amortization expense, and share-based compensation totaling ($0.2) million. Operating cash flows in the thirteen weeks ended May 1, 2010 of $4.7 million were generated from increases in accounts payable related to inventory purchases, income taxes payable and deferred rent, as well as decreases in accounts receivables and other assets. Cash of $11.6 million was used to increase inventory and prepaid expenses, and to reduce accrued expenses compared to January 30, 2010.

Net cash provided by operating activities in the thirteen weeks ended May 2, 2009 was $1.4 million, which included net income of $3.6 million, plus noncash charges for depreciation and amortization expense totaling $0.5 million. Operating cash flows in the thirteen weeks ended May 2, 2009 were favorably impacted by increases in accounts payable related to inventory purchases, income taxes payable and deferred rent and decreases in prepaid expenses totaling $12.9 million. Increases of accounts receivable, inventory and other assets and decreases in accrued expenses totaling $15.6 million reduced operating cash flows.

Net cash provided by operating activities in fiscal year 2009 was $40.1 million, which included net income of $15.9 million, plus noncash charges for deferred tax expense, depreciation and amortization expense, and share-based compensation totaling $5.7 million. Operating cash flows in 2009 of $23.6 million were generated from increases in accounts payable related to inventory purchases, income taxes payable, deferred rent and other accrued expenses, primarily driven by increases in accrued bonuses as well as decreases in prepaid expenses and accounts receivable. Cash of $5.1 million was used to increase inventory compared to the prior year.

Net cash provided by (used in) operating activities for the 2008 Successor and Predecessor periods totaled $15.8 million. Operating cash flows were influenced by net income (loss) of $4.7 million and ($2.4) million, in the 2008 Successor and Predecessor periods, respectively. However, noncash charges in the 2008 periods totaled $5.7 million. Operating cash flows in the 2008 Successor and Predecessor periods were also favorably impacted by decreases in merchandise inventories, prepaid expenses and other assets of $4.7 million and increases in deferred rents, accounts payable and accrued expenses of $8.7 million. Increases in accounts receivables and income tax receivables totaling $5.2 million during the 2008 periods reduced operating cash.

Net cash provided by operating activities for fiscal 2007 was $13.5 million. Fiscal year 2007 operating cash flows resulted from $2.1 million of net income and noncash charges of $8.3 million. Operating cash flows for 2007 were also favorably impacted by decreases in receivables and merchandise inventories of $8.1 million and an increase in accrued expenses of $0.6 million. Decreases in accounts payable, deferred rent and income taxes payable of $5.3 million and increases in prepaid expenses and other assets of $0.4 million decreased operating cash flows in fiscal 2007.

Cash Flows from Investing Activities

Cash of $2.7 million was used for investing activities in the thirteen weeks ended May 1, 2010 for purchases of property and equipment. Of this amount, $2.0 million was related to the one new store opened during the thirteen weeks ended May 1, 2010 and one store which was being prepared to be opened shortly after May 1, 2010.

Cash of $0.4 million was used for investing activities in the thirteen weeks ended May 2, 2009 for purchases of property and equipment.

Cash of $3.5 million was used for investing activities in fiscal year 2009. Cash of $3.9 million was used for property, building and equipment purchases in 2009 and was partially offset by proceeds from the sale of property and equipment of $0.2 million.

Cash used for investing activities was $44.9 million and $8.5 million in the 2008 Successor and Predecessor periods, respectively. Cash of $10.4 million was used to purchase property, buildings and equipment in the 2008 periods, primarily relating to four new store openings during the periods. The sale of property and equipment generated cash of $9.5 million in the 2008 Successor period due primarily to the sale leaseback of our distribution center.

Cash used by investing activities was $9.8 million in fiscal year 2007. Cash of $11.6 million was used to purchase property, buildings and equipment in fiscal year 2007, including equipment related to one new store and $4.7 million for information technology related equipment. $1.8 million was generated from the sale of property, buildings and equipment.

Cash Flows from Financing Activities

Cash of $0.2 million was used in financing activities for the thirteen weeks ended May 1, 2010, including payments of $0.2 million to reduce our equipment loan and capitalized leases.

Cash of $0.6 million was provided by financing activities for the thirteen weeks ended May 2, 2009. In the first quarter of fiscal year 2009, cash was generated from increased borrowings under our revolving line of credit facility of $0.6 million and proceeds received from a new equipment loan of $2.0 million. Cash was used for debt issuance costs of $1.9 million and payments on our term debt of $0.1 million.

Cash of $25.2 million was used in financing activities for fiscal year 2009. In fiscal year 2009, cash was used to pay $15.0 million in dividends, pay down our revolving line of credit facility by $9.7 million, reduce capital leases by $0.6 million and pay $1.9 million for debt issuance costs. In fiscal year 2009, we received proceeds from a new equipment loan of $2.0 million.

Cash provided by financing activities in the 2008 Successor period and Predecessor period was $28.0 million and $9.6 million, respectively. The net cash used to pay down our revolving line of credit facility was $7.4 million in the 2008 periods. As a result of the Sun Acquisition in the 2008 Successor period, cash of $32.5 million was generated from borrowings under the revolving line of credit facility and $20.0 million was generated from the issuance of common stock. Payments on capital leases, mortgages and other financing agreements used cash of $7.5 million in the 2008 Predecessor period.

Cash of $4.3 million was used in financing activities in fiscal 2007. Net cash was used to reduce borrowings under our revolving line of credit facility by $6.6 million. Proceeds from financing activities of $5.0 million favorably impacted cash flows, which were partially offset by payments on capital leases and mortgage payments of $2.7 million. Additionally, $0.1 million in cash was used to purchase treasury stock.

Existing Credit Facilities

Gordmans, Inc. is the borrower under a loan, guaranty and security agreement dated as of February 20, 2009, as amended from time to time thereafter, with Wells Fargo Retail Finance, LLC as agent and a lender and certain other lenders party thereto from time to time. Gordmans Distribution Company, Inc., Gordmans Management Company, Inc., Gordmans Stores, Inc. and Gordmans Intermediate Holdings Corp. are all guarantors under the loan agreement. The loan agreement provides an equipment term loan in the original principal amount of $2.0 million, which was used to refinance existing indebtedness. In addition, the loan agreement originally provided a revolving line of credit facility for general working capital needs of up to $63.0 million, which was increased to $78.0 million on March 31, 2009. The description below includes the terms of the fourth amendment to the loan agreement, which will be effective upon the successful completion of this offering.

The revolving line of credit facility is available for working capital and other general corporate purposes and is scheduled to expire on February 20, 2013. At January 30, 2010, we had no borrowings outstanding under our revolving line of credit facility and excess availability of $22.9 million, including letters of credit issued with an aggregate face amount of $5.4 million.

Interest is payable on borrowings under the revolving line of credit facility monthly at a rate equal to LIBOR or the base rate, plus an applicable margin which ranges from 2.75% to 4.75% set quarterly dependent upon average net availability under the revolving line of credit facility during the previous quarter, as selected by management.

An unused line fee is payable quarterly in an amount equal to 0.50% of the sum of the average daily unused revolving commitment plus the average daily unused letter of credit commitment. A customary fee is also payable to the administrative agent under the Loan Agreement on an annual basis.

The availability of the revolving line of credit facility is subject to a borrowing base, which is comprised of eligible credit card receivables, the liquidation value of eligible landed inventory, eligible distribution center inventory and the liquidation value of eligible in-transit inventory. See “Description of Certain Indebtedness.” The equipment term loan was fully drawn in a single draw on the closing date and was used to refinance existing indebtedness. It matures on February 20, 2012 and amortizes in 36 equal monthly installments. Interest is payable on the equipment term loan monthly at a per annum rate equal to the base rate plus 4.00%.

Off-Balance Sheet Arrangements

As of May 1, 2010, we had no off-balance sheet arrangements.

Contractual Obligations

	Payments Due by Period
	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
	(dollars in thousands)
Contractual Obligations:
Existing Debt Facilities(1)	$1,562	$749	$813	$—	$—
Capital Leases	70	70	—	—	—
Operating Leases(2)(3)	231,982	34,278	65,679	55,777	76,248
Letters of Credit	5,364	5,364	—	—	—
Consulting obligation(4)	6,469	750	1,500	1,500	2,719

Total	$245,447	$41,211	$67,992	$57,277	$78,967

(1)	Represents obligations on our existing variable rate note payable including projected interest, based upon the January 30, 2010 rate.
(2)

Certain retail store leases contain provisions for additional rent based on varying percentages of sales when sales reach certain thresholds. No retail stores with provisions for additional percentage rent exceeded the applicable sales thresholds in fiscal 2009, nor are any expected to exceed the applicable sales thresholds during the remainder of their lease terms.

(3)

Real estate taxes, common area maintenance charges and insurance are expenses considered additional rent that can vary from year to year, but are not included in operating lease obligations. These costs represented approximately 37% of lease expense for our retail stores in fiscal 2009.

(4)

Represents our obligation for consulting services provided by Sun Capital Partners Management V, LLC. The minimum annual obligation is $750,000 per year through September 2018, payable in quarterly installments, with automatic one-year extensions thereafter. The consulting fee is equal to the greater of (a) $750,000 per fiscal year and (b) the lesser of (i) 8% of our EBITDA (adjusted for certain non-recurring and unusual items) and (ii) $1.5 million per fiscal year. The consulting agreement will terminate in connection with this initial public offering. See “Certain Relationships and Related Party Transactions—Sun Capital Consulting Agreement.”

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties, which may cause actual results to differ from reported amounts.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting its results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of the Company’s consolidated financial statements. In addition to the policies presented below, there are other items within the Company’s financial statements that require estimation, but are not deemed critical. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in Note A, “Summary of Significant Accounting Policies,” to the consolidated financial statements.

Revenue Recognition

Revenue is recognized at the point-of-sale, net of estimated returns and allowances and exclusive of sales tax. License fees from licensed departments represent a percentage of total footwear and maternity sales due to the licensing of the footwear and maternity businesses to third parties. Footwear and maternity sales under these licensing arrangements are not included in net sales, but are included separately on the statement of operations. Layaway sales are deferred until the final sales transaction has been completed. Sales of gift cards are deferred until they are redeemed for the purchase of our merchandise. The Company reserves for estimated merchandise returns based on historical experience and various other assumptions that we believe to be reasonable. Merchandise returns are often resalable merchandise and are refunded by issuing the same payment tender of the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and, therefore, are not included in the population when calculating the sales returns reserve. Income from unredeemed gift cards is recorded when the likelihood of redemption becomes remote, which has been determined to be three years after the date of last use, based on historical redemption patterns. We similarly reverse revenue and record deferred revenue on our balance sheet for merchandise credits issued related to guest returns and recognize this revenue upon the redemption of the merchandise credits.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market, using the conventional retail method with last-in, first-out (LIFO) for the Predecessor and the conventional retail method with first-in, first-out (FIFO) for the Successor. Under the retail method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. This method is widely used in the retail industry and involves management estimates with regard to such things as markdowns and inventory shrinkage. A significant factor involves the recording and timing of permanent markdowns. Under the retail method, permanent markdowns are reflected in inventory valuation when the price of an item is reduced. Inventory shortage involves estimating a shrinkage rate for interim periods, but is based on a full physical inventory near the fiscal year end. Thus, the difference between actual and estimated amounts of shrinkage may cause fluctuations in quarterly results, but is not a significant factor in full year results. All inventories are in one class and are classified as finished goods. Inventories in possession of our carrier are included in merchandise inventories as legal title and risk of loss had passed.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Significant judgment is involved in projecting the cash flows of individual stores, as well as our business units, which involve a number of factors including historical trends, recent performance and general economic assumptions. If such a review indicates that the carrying amounts of long-lived assets are not recoverable, we reduce the carrying amounts of such assets to their fair values.

Operating Leases

We lease retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin the pre-opening merchandising process, approximately seven weeks prior to opening the store to the public.

For tenant improvement allowances and rent holidays, we record a deferred rent liability in “Deferred Rent” on the consolidated balance sheets and amortize the deferred rent over the terms of the leases as reductions to rent expense on the consolidated statements of operations.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, we record minimum rental expenses on a straight-line basis over the terms of the leases on the consolidated statements of operations.

Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. We record a contingent rent liability in “Accrued Expenses” on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Self-Insurance

We are self-insured for certain losses related to health, dental, workers’ compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit liability exposure. Liabilities associated with these losses are estimated, in part, by considering historical claims experience, industry factors and other assumptions. Although management believes adequate reserves have been provided for expected liabilities arising from our self-insured obligations, projections of future losses are inherently uncertain, and it is reasonably possible that estimates of these liabilities will change over the near term as circumstances develop.

Employee Stock-Based Compensation

We recognized all share-based payments to employees in the income statement based on the grant date fair value of the award for those awards that are expected to vest. Forfeitures of awards are estimated at the time of grant based on historical experience and revised appropriately in subsequent periods if actual forfeitures differ from those estimates. We utilize the Black-Scholes option valuation model to calculate the value of each stock option. Expected volatility was based on historical volatility of the common stock for a peer group of other companies within the retail industry. The expected term of the options represents the period of time until exercise or termination and is based on the historical experience of similar awards. The risk free rate is based on the U.S. Treasury rate at the time of the grants for instruments of a comparable life. The dividend yield of the index was assumed to be 2.0% in fiscal year 2009, and 0.0% in the 136 days ended January 31, 2009 and 228 days ended September 17, 2008 and 2007.

Determining the Fair Value of our Common Stock

We believe it is appropriate to discuss the determination of the fair value of our common stock only for the Successor periods because on September 17, 2008 an affiliate of Sun Capital acquired 100% of the outstanding common shares of the Predecessor. In connection with that purchase, all outstanding options issued during the Predecessor periods were re-purchased for $0.10 per option and cancelled in connection with that acquisition.

The fair value of our common stock at the date of each option grant is determined by our Board of Directors. Given the absence of an active market for our common stock prior to this offering, our Board of Directors used a market approach for the grants on May 7, 2009 and March 30, 2010. Our Board of Directors considered numerous objective and subjective factors in valuing our common stock in accordance with the guidance in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the “AICPA Practice Aid.” These objective and subjective factors included:

•	changes to our business plan;

•	our operating and financial performance;

•	our revenue growth;

•	the lack of an active public market for our common stock; and

•	the risks inherent in the retail industry.

In determining the fair value of our common stock at each valuation date, we used a market approach, as further described below. The significant input assumptions used in the valuation models are based on subjective future expectations combined with management judgment. Assumptions utilized in the market approach are:

•

our expected revenue, operating performance, and cash flows and earnings before interest, taxes, depreciation and amortization (EBITDA) for the current and future years, determined as of the valuation date based on our estimates;

•	multiples of market value compared to the trailing 12 months revenue, determined as of the valuation date, based on a group of comparable public companies we identified; and

•	multiples of market value to expected future revenue, determined as of the valuation date, based on the same group of comparable public companies.

In determining the most appropriate comparable companies, we considered several factors, including the other companies’ industry, size and their specific products and services.

May 7, 2009 valuation

In determining our enterprise value at May 7, 2009, we used a market approach. Significant assumptions used in the market approach included the following: a multiple of 4.5 times trailing twelve months’ EBITDA. We also applied a discount for lack of marketability of 30% in arriving at the value of our common stock, which reflected the assessment in May 2009 that an IPO was very unlikely.

In determining our enterprise value at May 7, 2009, we used the Probability-Weighted Expected Return, or PWER, method as described in the AICPA Practice Aid. We determined that a strategic sale would be 100% likelihood due to our shareholders historical experience of selling companies after 4 to 6 years of ownership. We determined the probability of an IPO at that time to be unlikely, based on management’s and the Board of Directors’ best estimate of the probability at that time. This probability reflects the fact that we had not begun any discussions with underwriters regarding a potential IPO and our Board of Directors had not considered an IPO as a potential monetization event for our shareholders.

March 30, 2010 valuation

In determining our enterprise value at March 30, 2010, we used a market approach. Significant assumptions used in the market approach included the following: a multiple of 5.5 to 6.0 times trailing twelve months’ EBITDA. We did not apply a discount for lack of marketability in arriving at the value of common stock, which reflected the assessment in March 2010 that an IPO was very likely. We determined that an IPO would be 95% likely due to our planned timeline to complete an IPO by August 2010. We determined the probability of a strategic sale to be 5%.

•	March 30, 2010 grants. The increase from the May 7, 2009 value of $2.81 per share to $12.99 per share at March 30, 2010 was due primarily to the following factors:

•

In early December, our Board of Directors authorized us to retain investment bankers to prepare for an IPO. As of March 30, 2010 our Board of Directors increased the probability of completing a successful IPO to 95% due to the planned timeline to complete an IPO by August 2010.

•

The market value of our comparable companies increased, thus increasing the EBITDA multiples we used in our valuation, which increased our aggregate equity value and the value attributable to common stock in our valuation.

•	Our trailing twelve months’ EBITDA as a percentage of revenue as of May 7, 2009 was 4.2% compared to 7.5% as of March 30, 2010.

The main reason our common stock increased from our March 30, 2010 valuation of $12.99 per share to our anticipated price per share of this offering is that our trailing twelve months’ EBITDA as a percentage of revenue continues to improve and was 8.4% as of June 30, 2010.

We believe consideration by our Board of Directors of the factors described above was a reasonable approach to estimating the fair value of our common stock for those periods. The assumptions that we have made about the fair value of our common stock represent our Board of Directors’ and management’s best estimate, but they are highly subjective and inherently uncertain. If different assumptions were made, our calculation of the fair value of common stock and the resulting stock-based compensation expense could have materially differed from the amounts recognized in our financial statements.

Income Taxes

We calculate our current and deferred tax provision for the fiscal year based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the applicable year. Adjustments based on filed returns are recorded in the appropriate periods when identified. We file a consolidated federal tax return, generally in the third fiscal quarter of the subsequent fiscal year.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered taxable income in carry-back periods, historical and forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, and tax planning strategies in determining the need for a valuation allowance against our deferred tax assets. Determination of a valuation allowance for deferred tax assets requires that we make judgments about future matters that are not certain, including projections of future taxable income and evaluating potential tax-planning strategies. To the extent that actual results differ from our current assumptions, the valuation allowance will increase or decrease. In the event we were to determine we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination. Likewise, if we later determine it is more likely than not that the deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

The income tax laws of jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and applicable government taxing authorities. Income tax returns filed by us are based on our interpretation of these rules. The amount of income taxes we pay is subject to ongoing audits by federal and state tax authorities, which may result in proposed assessments, including assessments of interest and/or penalties. Our estimate for the potential outcome for any uncertain tax issue is highly subjective and based on our best judgments. Actual results may differ from our current judgments due to a variety of factors, including changes in law, interpretations of law by taxing authorities that differ from our assessments, changes in the jurisdictions in which we operate and results of routine tax examinations. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are exposed to interest rate risk primarily through borrowings under our revolving line of credit facility and equipment note payable (see footnotes to the Company’s Consolidated Financial Statements included elsewhere in this Prospectus). Borrowings under the revolving line of credit facility bear interest at the base rate plus 3.00% (6.25% at January 30, 2010) with an option to bear interest at the LIBOR interest rate plus 4.00%. See “Description of Certain Indebtedness—Revolving Line of Credit Facility.” Borrowings under the revolving line of credit facility may not exceed the lesser of a calculated borrowing base or $78.0 million. There were no borrowings outstanding at January 30, 2010. The equipment note payable bears interest at the LIBOR interest rate plus 4.00% (7.25% at January 30, 2010). The balance of the equipment note payable at January 30, 2010 was $1.4 million.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average daily borrowings of the revolving line of credit facility. As of January 30, 2010, the analysis indicated that such a movement would not have a material effect on our consolidated financial position, results of operations or cash flows.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

BUSINESS

Our Company

Gordmans is an everyday low price retailer featuring a large selection of the latest brands, fashions and styles at up to 60% off department and specialty store prices every day in a fun, easy-to-shop environment. Our merchandise assortment includes apparel for all ages, accessories, footwear and home fashions. We operate 68 stores in 16 primarily Midwestern states situated in a variety of shopping center developments, including regional enclosed shopping malls, lifestyle center and power centers.

Our History

The origins of Gordmans date back to 1915, and over the next 60 years evolved into a moderately-priced promotional department store concept. In 1975, entrepreneur Dan Gordman started the ½ Price Stores, the concept of which was to sell department store quality merchandise at half of department store regular prices as a vehicle to clear end-of-season product. More than twenty years later in 1996 we commenced an initiative to reposition the Company in an effort to better communicate its unique selling proposition, which went far beyond merely low prices. The repositioning included strengthening the portfolio of name brands, developing a new prototype store format, and significantly upgrading the store presentation in response to the evolving preferences of our guests.

On September 17, 2008, an affiliate of Sun Capital acquired 100% of the outstanding common shares of Gordmans, Inc. Gordmans, Inc. is an indirect wholly owned subsidiary of Gordmans Stores, Inc.

Our Business Strategy

Gordmans is a uniquely positioned business model built to capitalize on what we believe is an underserved need in the marketplace. While we technically compete within the off-price segment of the industry, we are actually a unique hybrid of specialty, department store, big box and off-price retailers. Our mission, “We will delight our guests with big savings, big selection and fun, friendly associates!” reflects our differentiated selling proposition, which is comprised of three elements: (i) savings of up to 60% off department and specialty store regular prices; (ii) a broad selection of fashion-oriented department and specialty store quality apparel, footwear, accessories and home fashions; and (iii) a shopping experience that is designed to be infused with fun and entertainment and characterized by outstanding guest service in addition to well-organized, easy-to-shop stores. We believe that while other retailers may fare better than us on any one of our key elements of savings, selection or shopping experience, few, if any, attempt to optimize all three simultaneously to the same degree as we do.

We believe that pursuing a product differentiation and cost leadership strategy concurrently sets us apart from our competitors and has been critical to our success. Fashion-infused, name brand apparel, footwear and accessories synthesized with unique home fashions merchandise form the foundation of our merchandise differentiation strategy. The goal of delivering everyday low prices that are below the lowest sale prices of department and specialty stores drives our cost leadership strategy. The key aspects of our business strategy are as follows:

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Unique Merchandise Offering.    We synthesize our fashion-oriented, name brand apparel and accessories with an expansive Home Fashion selection. Certain segments of home fashions make up our destination business of “Décor,” such as wall art, floral and garden, and accent furniture and lighting. In addition to Décor, we have developed our Juniors’ and Young Men’s Apparel categories into destination businesses (defined as categories with a broad and deep selection of brands and styles such that we believe Gordmans becomes a destination of choice for these categories), which combined represented approximately 39% of our average inventory for fiscal 2009. Our goal is to dedicate a greater proportion of inventory resources to these businesses than any other off-price, mid-tier or department store retailer.

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Outstanding Value Proposition.    From a cost leadership standpoint, it is our goal to offer everyday savings of up to 60% off department and specialty store regular ticketed prices. We believe we are able to achieve this goal because we procure merchandise from our vendors at a low up-front price, i.e., without asking for various reimbursements and discounts. We then pass those savings along to our customers by selling our merchandise at a low everyday price. Many other retailers, including many of our competitors, agree to pay a higher initial price to their vendors, but then seek to offset that higher price by demanding various reimbursements and discounts. Such retailers carry their products at a higher ticketed retail price, but then sell the majority of their merchandise at a discount under various promotions and sales. Thus, while our all-in cost of merchandise, and the ultimate sale price to our customers, may be similar to that of our competitors, we offer our vendors and customers greater certainty of pricing, which we believe is attractive to both vendors and customers. Finally, opportunistic merchandise procurement strategies, which in conjunction with everyday low prices define the off-price segment of the retailing industry, further enhance our value proposition. We undergo a due diligence process to validate our savings that includes verifying manufacturers’ suggested retail prices, retail prices provided by our vendor partners, examining retail prices on a variety of ecommerce sites and examining retail prices in competitor store locations.

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Fun and Energetic Store Environment.    Our store shopping experience is a critical component of our holistic selling proposition. The stores feature Gordmans Giggles, a children’s theater seating area, Gordmans Grandstand, a sports-themed television viewing seating area, exterior and interior racetracks designed to facilitate easy navigation throughout the store as well as to maximize aisle real estate, and visual punctuation points identified by unique fixtures, overhead elements and flooring that articulate specialized merchandise presentations. Our 50,000 square foot store model is designed to be a fun and easy-to-shop store experience, to optimize both sales productivity and operational efficiency, and finally, to serve as an economical, scalable expansion vehicle.

We compete, to some degree, with all other retail formats: traditional department stores such as Macy’s and Dillard’s, national mid-tier chains including Kohl’s and J.C. Penney, discount stores including Target and Wal-Mart and specialty stores such as Old Navy. We differentiate ourselves from discount stores (such as Target and Wal-Mart, who generally offer discount store brands and private label merchandise at similar prices) primarily by offering department and specialty store name brands, by providing a more upscale shopping environment, and finally by emphasizing apparel and apparel-related accessories within our assortments. Our everyday low price strategy and smaller, better-organized store layouts set us apart from the majority of department stores (such as Macy’s and Dillard’s, who offer a broad selection in a multi-department, multi-level, large store format).

Compared to most off-price retailers (such as T.J. Maxx, Ross Stores and Stein Mart, who offer branded merchandise at discount prices), our stores are significantly larger, which enables us to present a much broader assortment of merchandise. Moreover, unlike most off-price stores, a Gordmans store is visually appealing and well-organized, utilizing merchandising techniques, visual displays, a departmental floor layout, fixture systems, signing and graphics similar to that of department and specialty stores. Finally, we do not carry imperfect merchandise and we offer complete assortments achieved through the negotiation of up-front discounts augmented by opportunistic buying strategies.

We believe our differentiated selling proposition has enabled us to operate successfully in the same markets as our primary off-price, discount and department store competitors. For example, as of January 30, 2010, approximately 47% of our stores operate within one mile of a Kohl’s, and 59% operate within one mile of a Wal-Mart. Moreover, a Wal-Mart operates within five miles of 100% of our stores, and a Kohl’s is located within five miles of 87% of our locations.

Our primary target shopper is a 25 to 49-year-old mother with children living at home with household incomes from $50,000 to $100,000. However, given our strength in Juniors’ Apparel, females between the ages of 12 and 24 also are an important target market. We believe that the broad appeal of our mission has enabled us to capture both discount store shoppers that desire to trade up as well as department and specialty store shoppers that desire better value every day.

Recent Initiatives and Accomplishments

From 2004 to 2008, we expanded our store base by approximately 55%, adding a total of 23 stores after taking into account two relocations and three store closures. Due in part to the difficult economic environment, in fiscal year 2009 we opened only one store and focused the majority of our efforts on several business plan initiatives to position us for sustainable long-term growth. These initiatives included:

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Management.    We strengthened the talent level throughout the organization, particularly within the senior management, merchandising and stores teams. Several talent strategies involving the selection process, assessment tools, succession planning and engagement have facilitated our success in this arena.

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Merchandising.    Over the last three years we have executed several merchandising strategies, including: the acquisition and expansion of a significant number of national brands, the augmentation of our Juniors’ Apparel, Young Men’s Apparel and Décor destination businesses, and the expansion of several underdeveloped, high growth business categories. In general, these businesses leverage our sourcing and design expertise, and seek to capitalize on perceived voids in the marketplace.

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Marketing.    We have reengineered our marketing strategy to focus on branding Gordmans as a fun, unique energetic shopping experience that clearly articulates our unique selling proposition in a humorous, memorable manner. In order to accomplish this objective, we adjusted our media mix to more heavily weight television advertising, which we believe is the most efficacious branding vehicle. Our in-house advertising capabilities provide flexibility to dynamically deliver creative collateral.

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Inventory Management.    Over the last three years, we developed, implemented and refined an innovative pricing optimization technology and process that utilizes pattern recognition technology to determine the appropriate time to mark down merchandise in order to maximize both gross profit and inventory utilization efficiency. We also developed a tool to repurchase high performing items utilizing this same technology. Finally, we have refined our location planning process to build and maintain merchandise plans by store, an approach that translates into assortments tailored to the individual needs of each store.

As a result of these initiatives, in conjunction with more efficiently leveraging our cost infrastructure, we were able to significantly enhance our profitability in fiscal year 2009. In particular, we generated a comparable store sales increase of 4.6% and 9.3% for fiscal year 2009 and the fourth quarter of fiscal year 2009 respectively. In addition, we improved our gross profit margin in fiscal year 2009 by 170 basis points over fiscal year 2008, while our net income increased 565% to $15.9 million.

During the first quarter of fiscal year 2010, we opened one store and experienced a comparable store sales increase of 15.4%. Additionally, our gross profit margin increased 170 basis points to 47.0% when compared to the first quarter of fiscal year 2009. Our net income for the first quarter of fiscal year 2010 was $6.4 million, an increase of 75.5% over the first quarter of fiscal year 2009.

Our Growth Strategy

We believe we are well positioned to leverage our unique selling proposition, scalable infrastructure and portable retail model to continue to capture market share and drive increased revenue and profitability. Our multi-pronged growth strategy is as follows:

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Expand Store Base.    With a current store base of only 68 stores, our objective is to increase our store base by approximately 10% annually over the next several years. We believe that we can capitalize on both new market opportunities that are primarily contiguous to our current markets, as well as on selected opportunities to fill in existing markets. Therefore, in the near term, we intend to focus our expansion within a 750 mile radius of our corporate headquarters in Omaha. Within this geography, we have identified over 60 markets in 16 states that we believe can support up to 150 additional stores by targeting all existing and new markets with a minimum trade area population of 100,000.

Our flexible store model is adaptable to a variety of shopping center developments, including enclosed regional shopping malls, lifestyle centers, power centers and redeveloped big boxes formerly occupied by other retailers. As part of our new store due diligence process, we employ a site selection methodology that typically evaluates, among other factors, population densities and growth rates, co-tenancy dynamics, retail sales per capita and household income.

We operate an efficient store model that allows us to pursue both new and refurbished retail locations that produce strong cash flow. We expect our new stores to generate net sales volumes between $6.5 million and $7.5 million. We seek to achieve a payback on investment from new stores, which includes our build-out costs (net of landlord contributions), initial inventory (net of payables) and pre-opening expenses, within one to two years.

•	Drive Comparable Store Sales. We seek to maximize our comparable store sales by continuing to execute on a number of recent initiatives, such as:

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Expanding Our Destination Businesses.    We will continue to focus on our strategic points of differentiation, including Juniors’ Apparel, Young Men’s Apparel, and Décor, which have developed into significant destination businesses. We believe these businesses continue to have significant growth potential through a combination of adding targeted brands and expanding certain existing ones, strengthening and increasing selected product categories, and finally by allocating additional inventory dollars and space for their development.

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Achieving Parity between Sales of Our Women’s and Juniors’ Apparel.    Although the overall size of the Women’s Apparel industry is significantly larger than that of Juniors’ Apparel, our Women’s Apparel sales for fiscal year 2009 were almost 40% less than that of Juniors’ Apparel. We believe that by achieving parity between Women’s and Juniors’ Apparel, we would experience a noticeable increase in our comparable store sales performance at a total Company level. The management team for this business unit was recently restructured, at which time the strategy was streamlined and refocused on the Young Misses consumer, leveraging the strength of the Juniors’ Apparel business in a strategically contiguous manner.

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Developing Selected High Growth Potential Niche Businesses.    There are several niche businesses that we have been able to develop that we believe are underserved by the market, particularly by a majority of the other value-oriented retailers. These businesses include team apparel and related accessories, pampered pet accessories, intimate apparel, junior fashion plus apparel, fashion jewelry, designer fragrances and handbags. We believe that these categories have meaningful unrealized comparable store growth potential over the next few years, and that by employing the same expansion strategies that have generated success within our existing destination businesses, we can significantly expand these targeted categories as well.

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Augmenting Our Brand Portfolio.    We have had tremendous success adding a significant number of national labels to our brands portfolio across all merchandise divisions. In conjunction with the continued consolidation of the industry, our increasing market leverage should enable us to continue to acquire targeted brands desired by our guests, as well as to satisfy guest demand with respect to underdeveloped existing brands.

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Leveraging Our Inventory Optimization Opportunities.    We will seek to increase the productivity of our stores by leveraging our investments in location planning, re-buying, replenishment and price optimization technologies and processes. By understanding the individual characteristics of each store, merchandise purchases can be adjusted to accommodate the stores that truly have a need rather than allocating merchandise into every store irrespective of inventory need. This approach translates into better merchandise assortments tailored to the needs of each store, faster turnover and stronger sell-through performance.

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Leverage Cost Infrastructure.    We intend to enhance our profit margins by leveraging economies of scale with respect to our cost infrastructure. We believe that a significant portion of our corporate overhead and distribution center costs will not increase at a rate proportionate with new and comparable store sales growth.

Merchandising and Sourcing

Strategy

Our merchandising strategy is to offer the same recognizable brands, current season fashions, and styles carried by major department and specialty store chains at prices of up to 60% below their regular ticketed prices every day. To accomplish this strategy, our buyers seek to negotiate the best up-front net pricing in lieu of end-of-season markdowns, advertising and return allowances, as well as other extraneous chargebacks. A variety of opportunistic buying strategies are also employed, including capitalizing on merchandise closeouts, cancelled orders, excess production capacity and excess finished or piece goods inventories.

We have a separate planning and allocation function that seeks to maximize the return on our investment in merchandise inventory. Systems and processes are in place to enable us to capitalize on emerging trends in the business while simultaneously seeking to optimize inventory efficiencies.

Assortment

Our merchandise selection includes a broad range of apparel, footwear, accessories and home fashions products. Within Apparel, we offer young men’s, men’s, juniors’, women’s, plus size, maternity and children’s clothing, which includes offerings for infants, toddlers, boys and girls. Our Accessories business includes designer fragrances, intimate apparel, handbags, sunglasses, fashion jewelry, legwear and sleepwear. Our stores also feature a large Home Fashions section, which includes wall art, frames, accent furniture, accent lighting, home fragrances, ceramics, vases, Christmas décor, floral and garden, gourmet food and candy, toys, pampered pet, housewares, decorative pillows, fashion rugs, bedding and bath.

The following table reflects the percentage of our revenues by major merchandise category for fiscal year 2009:

Percentage of Total Revenue
Apparel	53%
Home Fashions	29
Accessories	18

Total	100%

Licensing Agreements

Destination Maternity Corporation.    In 2006, we executed a license agreement with Destination Maternity Corporation (“Destination Maternity”), the top maternity retailer in the country, to operate a maternity business in each of our stores. The license agreement expires March 1, 2011, then continues on a month-to-month basis thereafter and includes a six month notice period to cancel. The license agreement is for Destination Maternity’s flagship Motherhood Maternity® brand. The brand is positioned in the value segment of the industry, representing a broad selection of fashion-oriented merchandise at low prices, and is therefore an ideal fit for us. Following a very successful pilot, the rollout across all of our stores was completed in February 2007.

DSW, Inc.    We have outsourced our footwear business since 1997, and in mid-2004 entered into a license agreement with DSW, Inc., a $1.6 billion specialty footwear retailer that sells a wide selection of designer and name brand footwear at everyday low prices. The license agreement expires January 31, 2013 and contains three year automatic renewal periods and a six month notice period to cancel prior to the renewal periods.

Our footwear and maternity departments are staffed by our associates but are supported by operations personnel provided by our licensees who travel to our stores to work with and provide recommendations regarding merchandise presentation and other operations-related issues. Our licensees own the inventory and have total authority over all aspects of the merchandise procurement process. We receive a license fee equal to a specified percentage of net footwear and maternity sales, respectively.

Sourcing

We maintain long-term, mutually beneficial sourcing relationships with a large group of suppliers. In 2009, we purchased merchandise from nearly 1,300 vendors, the largest of which comprised only 2.3% of total purchases. This diversification in our supplier base provides us with flexibility and negotiating leverage. We are able to obtain favorable prices from our vendor partners by not requiring advertising and markdown allowances or return privileges that are typical in the industry, by making timely payments and by our ability to take advantage of opportunistic buys. Consequently, we have become a preferred partner to the vendor community due to our transparent, streamlined and mutually profitable approach to the business.

Private Label Credit Card

In 2002, we entered into an agreement with Alliance Data Systems (“ADS”) to create, administer and process the Gordmans credit card. The Gordmans credit card program enhances guest loyalty and allows us to identify and regularly communicate with some of our best guests, as well as serves to augment our guest database. ADS approves all applicants for the Gordmans credit card, carries the receivables for charges made to the card, bears all risk of loss associated with the credit that is extended to our guests, and receives all fees associated with the cards. We recognize sales charged to the Gordmans credit card at the time the charge is approved at the point of sale in the same manner as other credit cards.

Our Stores

As of June 4, 2010, we operated 68 stores in 16 primarily Midwestern states with a total of 4.0 million square feet and an average store size of 59,100 square feet. The stores are comprised of 50 prototype locations with an average age and size of six years and 55,000 square feet, respectively, and 18 legacy locations with an average age and size of 22 years and 70,200 square feet, respectively. Of our 68 locations, 64 are comparable stores, which we define as stores that have been open at least 16 months.

Our stores are located in large, medium, and small metropolitan statistical areas throughout our 16 state trade area. We believe that we are a preferred retailer among a broad base of commercial real estate developers, as our distinctive big box, fashion-oriented apparel and home fashions format provides a strong primary or secondary anchor with the ability to attract significant complementary co-tenants. Our stores are located in a wide variety of shopping center developments including enclosed regional shopping malls, lifestyle centers, power centers and redeveloped big boxes formerly occupied by other retailers. The table below sets forth the number of stores in each of these 16 states.

State	Stores	State	Stores	State	Stores
Arkansas	2	Kentucky	2	Nebraska	7
Colorado	5	Minnesota	1	Oklahoma	5
Iowa	9	Missouri	10	South Dakota	2
Illinois	8	Mississippi	1	Tennessee	2
Indiana	4	North Dakota	2	Wisconsin	4
Kansas	4

Our large, 50,000 square foot store model features an easy-to-shop, dual racetrack layout designed to facilitate easy navigation throughout the store as well as to maximize aisle real estate. The open, contemporary floor plan provides a visual roadmap of the entire store from the entrance and provides us with the flexibility to easily expand and contract departments in response to consumer demand and preferences, seasonality and merchandise availability. Other features of the store model include unique entertainment elements such as Gordmans Giggles, a children’s theater, and Gordmans Grandstand, a sports-themed seating area and punctuation points identified by unique fixtures, overhead elements and flooring accentuate specialized merchandise, lifestyle presentations and key items. Virtually our entire inventory is displayed on the selling floor.

Marketing Message and Creative Strategy

The foundation of our marketing message is a ‘Theirs vs. Ours’ comparative pricing strategy, designed to significantly elevate the pricing dimension of our unique selling proposition and communicate it in a clear and compelling fashion. ‘Theirs vs. Ours’ is leveraged across all media, particularly through in-store collateral such as fixture signing, price tags and receipt messaging as well as print advertising. Our prices are clearly marked and always have the comparative retail selling price noted on the price tag.

Both television and print advertising are characterized by our fun, unique and energetic brand personality. Our multi-year television campaign, which was launched at the beginning of fiscal year 2009, emphasizes the Gordmans shopping experience in juxtaposition with that of traditional department and specialty stores. Using unexpected humor and a visual hook to grab the viewers’ attention, the campaign delivers an institutional branding message that aggressively emphasizes our everyday savings.

The television commercials are deployed in an ongoing continuity strategy in excess of 30 weeks per year, which represents a dramatic departure from our own traditional retail event strategies of the last decade. The creative messaging strategy for fiscal year 2010 continues to build upon the existing branding campaign to leverage viewer recall and further reinforce our savings message. Due to the dramatic shift in advertising dollars from print to broadcast, these branding spots are supplemented with merchandise-driven spots to enhance key retail selling periods as well as to showcase our broad merchandise selection.

In fiscal year 2010, we initiated a social and mobile media strategy to work synergistically with our television, print, direct mail and email collateral. Through various promotions, dynamic content and exclusive offers, we are engaging our guests in a more targeted and personal fashion. In addition, we are working with digital vendors to create a mobile campaign that will allow us to offer promotions and contact guests directly on their mobile phones.

Information Technology

We believe that use of technology is extremely important to our business and have made a significant number of technology investments over the last several years, integrating business processes and technology to facilitate growth, efficiency and risk mitigation. We acquire perpetual licenses to use this technology and do not own any proprietary software applications. We generally pay annual maintenance fees in order to maintain the most current versions of the software and to receive technical support.

We recently implemented a new point-of-sale system in all locations that has enhanced the guest experience by increasing the speed and ease of the checkout process. The system makes extensive use of smart barcodes to eliminate the need for cashier intervention in the processing of promotions. These barcodes also facilitate the tracking of promotional effectiveness, ensuring compliance and reducing fraud. We also make significant use of wireless handheld terminals in its retail locations to expedite the processing of markdowns and measure markdown compliance. To better optimize store payroll, we implemented a time and attendance system in all locations. This year, we will build upon this platform with a store labor scheduling system to more efficiently align payroll resources with both work flow and store traffic patterns by day part.

Advanced planning and allocation applications have allowed us to better control inventory and ensure a consistent merchandise receipt flow. Systems also facilitate the creation of location-specific sales, inventory and receipt plans at a detailed level, which seamlessly integrate with our allocation system. Of particular note are a suite of applications and processes pertaining to markdown optimization as well as re-buying and replenishment. These applications use sophisticated pattern recognition algorithms to dynamically simulate multiple pricing and sales scenarios, automatically generating price changes to maximize profitability. Where it calculates that demand will outstrip supply, the system generates repurchase recommendations by item by store.

A new warehouse management system, now in the final stages of implementation, has already increased the efficiency of our supply chain. Whereas the legacy application required extensive paper-based processing and manual key-entry, the new radio frequency-based system allows us to shorten the time it takes merchandise to reach the sales floor and to monitor the flow of goods more granularly and accurately. Together with other systems, our warehouse management system allows us to track items continuously from the time of purchase order generation, through shipping, receiving, processing and store delivery, and also has detailed truck manifesting capabilities that will improve the efficiency with which we plan store labor.

We have also made considerable investments in business intelligence capabilities. Dashboards provide ready access to key performance indicators, and ad-hoc capabilities allow users to tailor reports to their individual needs. Mobilization of information has recently been added and our field staff now has access to real-time sales information.

Having achieved compliance with the Payment Card Industry (PCI) Data Security Specification (DSS), we have demonstrated our commitment to keeping guest information secure. We have segmented sensitive network traffic as well as encrypted and truncated specific data elements. In addition, we have increased application security and implemented change control procedures. Physical security prevents unauthorized access to in-scope equipment in the stores and at the corporate office. Extensive intrusion detection measures and periodic vulnerability scans significantly reduce the risk of a breach.

To help reduce shrink and control theft, we employ technology that integrates video surveillance with transaction data. The system scans transactions logs for signs of improper activity and alerts Asset Protection associates. A migration to internet protocol-based cameras has begun and has already increased our remote monitoring and apprehension capabilities. Centrally located associates may now assist in-store agents as they track and pursue subjects.

Distribution & Logistics

We centrally distribute the majority of our merchandise from two facilities situated in Omaha, Nebraska. Through the use of a third party national freight and logistics company, we coordinate pick-up of merchandise from our vendors for delivery to our distribution center where it is received, inspected, processed and distributed to our retail stores. We utilize the services of several third party carriers for delivery of merchandise from our distribution centers to our stores.

Our primary distribution center is a 380,000 square foot (26% of which is mezzanine space) flow through facility that operates with a leading edge distribution center management system that utilizes radio frequency technology to monitor and manage the movement of merchandise. We believe that our innovative put-to-light merchandise packing technology is a unique feature of this system.

Our secondary distribution center is a 140,000 square foot warehouse located approximately four miles from our primary distribution center. This facility relieved the shipping and hardlines staging limitations we faced in our primary distribution center and will support our planned growth through 2015. This facility enables us serve up to 43 additional stores and will support chain-wide expansion to approximately 110 stores.

Our combined distribution centers processed 49.1 million units in 2009, which represented a 6.5% increase from the previous year.

Industry

The retail industry is one of the largest in the U.S., generating revenues of $3.2 trillion in 2008 (excluding food and auto sales) per the U.S. Department of Commerce, representing a compounded annual growth rate of 4.7% since 2000. Disposable income is an important sales driver for the retailing industry. From 2000 to 2009, per capita disposable income in the U.S. averaged approximately $30,997, posting consistent annual growth of approximately 3.6% over this timeframe. For 2009, real per capita disposable income increased 0.22% to $35,581.

U.S. Average Annual Disposable Income

For the Years Ended December 31, 2000 to 2009

Source: U.S. Bureau of Economic Analysis.

The retail industry is comprised of several segments, including department stores such as Nordstrom and Macy’s; mid-tier retailers such as Kohl’s and J.C. Penney; specialty stores like Forever 21, Williams-Sonoma and Ann Taylor; discount stores such as Wal-Mart and Target; off-price concepts like Ross Stores and T.J. Maxx; and warehouse clubs such as Costco and BJ’s Wholesale Club. Retailers compete on a number of dimensions, including selection, in-stock position, pricing, quality, service, location and store environment. We believe that our competitive position is positive with respect to selection (compared to specialty, off-price and warehouse club retailers), price (compared to specialty, department store and mid-tier retailers), store environment (compared to off price, warehouse club and discount store retailers) and in-stock position (compared to off-price and warehouse club retailers). Our competitive position is negative with respect to in-stock position compared to department store, discount store and mid-tier retailers. However, in-stock position is not an inherent dimension of our business model. Our competitive position is positive with respect to quality (compared to off-price and discount retailers). Our competitive position is neutral with respect to location (compared to department store, specialty store and mid-tier retailers).

Intellectual Property

We currently own six trademarks. The table below lists our registered trademarks.

Registered Trademark	Date of Expiration

Brands You Want. Savings You Deserve!	9/11/2011

3/12/2012

Something Unexpected	10/22/2012

Something Unexpected	6/3/2013

Give the Unexpected	1/17/2016

Gordmans	8/22/2020

Regulation and Legislation

We are subject to labor and employment laws, including minimum wage requirements, laws governing advertising and promotions, privacy laws, safety regulations and other laws, such as consumer protection regulations that govern product standards and regulations with respect to the operation of our stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Associates

We employ approximately 400 salaried associates and 3,600 hourly associates, the latter of which includes approximately 2,700 part-time associates. None of our associates are unionized, nor have we ever suffered from a work stoppage. We offer competitive compensation and attractive benefit plans to our full-time associates who meet eligibility requirements. Our benefits include medical insurance; dental insurance; basic and supplemental life insurance; short-term and long-term disability insurance; medical and dependent care flexible spending accounts; a 401(k) savings plus plan; two to four weeks of vacation; six paid holidays; and a 20% associate discount on purchases in our stores.

In order to enhance the talent pool of our associates, our management instituted a talent-based hiring process that utilizes a structured interview tool to assess an individual’s natural talent for their respective role in the organization.

Seasonality

Our business is subject to the seasonal fluctuations typical of the retail industry. A disproportionate amount of our sales and net income are realized during the fourth quarter, which includes the holiday selling season. In fiscal year 2009, 33.7% of our net sales was generated in the fourth quarter. In addition, 39.0% of our net income was produced in the fourth quarter last year. Operating cash flows are typically higher in the second and fourth fiscal quarters due to inventory related working capital requirements in the first and third fiscal quarters. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving and Christmas and regional fluctuations for events such as sales tax holidays.

Legal Proceedings

We are subject to various legal claims and proceedings which arise in the ordinary course of our business, including employment related claims, involving routine claims incidental to our business. Although the outcome of these routine claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these claims will have a material adverse effect on our results of operations, financial condition or cash flow.

Properties

We do not own any real property. Our 78,000 square foot corporate headquarters building is located in Omaha, Nebraska and is leased under an agreement expiring in 2014, with an option to renew for an additional five years. Our 380,000 square foot distribution center also is located in Omaha and is leased under an agreement expiring in 2028, with options to renew for four additional five year periods. We also operate a 140,000 square foot secondary distribution center located in Omaha, Nebraska approximately four miles from our primary distribution center. This facility is leased under an agreement expiring in May 2016.

As of April 30, 2010, we operated 67 stores in 16 primarily Midwestern states. All of our stores are leased from third parties and the leases typically have base lease terms of 10 years with one or more renewal options.

MANAGEMENT

Below is a list of the names and ages (as of April 30, 2010) of our directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Directors
Thomas V. Taylor	44	Chairman
Jeffrey J. Gordman	46	Director, President, Chief Executive Officer and Secretary
Donald V. Roach	52	Director
Kenneth I. Tuchman	59	Director
Brian J. Urbanek	38	Director
Executive Officers
Gary G. Crump	61	Vice President—Operations
Richard H. Heyman	49	Vice President and Chief Information Officer
Michael D. James	48	Vice President, Chief Financial Officer and Treasurer
Debra A. Kouba	47	Vice President—Stores
Johanna K. Lewis	52	Vice President and Chief Merchandising Officer
Michael S. Morand	52	Vice President—Planning, Allocation and Analysis

Our Directors

We believe that our Board of Directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications, or skills in a combination of the following areas are the most important: retail merchandising; marketing and advertising; apparel and consumer goods; sales and distribution; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; people management; and board practices of other major corporations. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted the specific experience, qualifications, attributes, and skills that led to the conclusion that each board member should serve as a director in the individual biographies below.

Thomas V. Taylor, Chairman.    Mr. Taylor has been a director of Gordmans since 2008. Mr. Taylor, a Managing Director at Sun Capital Partners, Inc., has had extensive operating and merchandising experience, having spent 23 years with The Home Depot Companies, most recently serving as Executive Vice President, Merchandising and CMO. Mr. Taylor was a director of Accuride Corporation, a public company, between 2009 and 2010. As a result of these and other professional experiences, Mr. Taylor possesses particular knowledge and experience in retail merchandising; marketing, finance, and capital structure; and strategic planning and leadership of complex organizations that strengthen the board’s collective qualifications, skills, and experience.

Jeffrey J. Gordman, Director, President, CEO and Secretary.    Mr. Gordman joined Gordmans in 1990 and held positions in merchandising, store operations and information technology. Prior to assuming his current position in 1996, Mr. Gordman led the conceptualization and implementation of the merchandise planning and allocation function, after which he was responsible for directing this business function. Prior to joining the Company, Mr. Gordman worked as an investment banking analyst at Lehman Brothers. Mr. Gordman serves as a director for Regency Beauty Institute, a private equity-backed high growth chain of cosmetology schools as well as for Hayneedle, Inc., a venture capital-backed internet retailer recognized by Inc. Magazine as one of America’s fastest growing companies. Mr. Gordman graduated cum laude from the Wharton School at the University of Pennsylvania in 1986 with a B.S. in Economics, and earned an M.S. in Management from the Sloan School at the Massachusetts Institute of Technology in 1990. As a result of these and other professional experiences,

Mr. Gordman possesses particular knowledge and experience in retail merchandising; accounting, finance, and capital structure; and apparel and consumer goods that strengthen the board’s collective qualifications, skills, and experience.

Donald V. Roach, Director.    Mr. Roach has been a director of Gordmans since 2008. Mr. Roach has been a vice president at Sun Capital Partners, Inc. since 2009 and has over 29 years’ experience in senior finance and operations management, including: Senior Vice President, Operations, The Bombay Company, a home décor retailer, from 2002 to 2008; Acting Chief Financial Officer of Guess? Inc. from 2001 to 2002; and Executive Vice President, Chief Operating Officer of eFanShop.com, a start-up internet business, from 2000 to 2001. As a result of these and other professional experiences, Mr. Roach possesses particular knowledge and experience in retail merchandising; marketing, finance, and capital structure; apparel and consumer goods; and strategic planning and leadership of complex organizations that strengthen the board’s collective qualifications, skills, and experience.

Kenneth I. Tuchman, Director.    Mr. Tuchman has been a director of Gordmans since July 2010. Mr. Tuchman has been a Vice Chairman in the investment and corporate banking practice at BMO Capital Markets, a financial services provider, since 2010 and has over 30 years’ experience in investment banking, with a focus on mergers and acquisitions, in the retail and consumer industries. Prior to serving as a Vice Chairman at BMO, Mr. Tuchman was an independent business advisor to several privately held businesses, which included retail and non-retail companies, from 2009 to 2010. Mr. Tuchman served as a Vice Chairman in the investment and corporate banking practice at BofA Merrill Lynch, a financial services provider, from 2007 to 2009 and as Vice Chairman of Wasserstein Perella & Co. (including its successor firms, Dresdner, Kleinwort Wasserstein and Dresdner Kleinwort), an investment banking and financial services provider, from 1997 to 2007. As a result of these and other professional experiences, Mr. Tuchman possesses particular knowledge and experience in the retail industry and accounting, finance and capital structure that strengthens the Board’s collective qualifications, skills and experience.

Brian J. Urbanek, Director.    Mr. Urbanek has been a director of Gordmans since April 2010. Mr. Urbanek, a Principal at Sun Capital Partners, Inc. since 2006, and has over ten years of experience in mergers and acquisitions and corporate finance, including corporate acquisitions and divestitures, strategic rollups, leveraged finance issuances and public and private equity offerings. Prior to joining Sun Capital Partners in February 2006, Mr. Urbanek served as Vice President in the Investment Banking Group with Stephens, Inc. from May 2004 to February 2006, and Vice President, Investment Banking with Bear Stearns & Co. Inc from January 2002 to April 2004. Mr. Urbanek was a director of Accuride Corporation, a public company, between 2009 and 2010. As a result of these and other professional experiences, Mr. Urbanek possesses particular knowledge and experience in corporate finance and capital structure; and strategic planning and leadership of complex organizations across multiple industries that strengthens the board’s collective qualifications, skills, and experience.

Our Executive Officers

Gary G. Crump, Vice President—Operations.     Mr. Crump joined Gordmans in 2010 as Vice President of Operations. Prior to joining Gordmans, Mr. Crump was Chief Operating Officer and Senior Vice President for Services for Election Systems and Software from 2003 to 2010. Prior to working for Election Systems and Software, Mr. Crump was employed with IBM from 1991 to 2003 where he held various leadership positions.

Richard H. Heyman, Vice President and Chief Information Officer.    Mr. Heyman joined Gordmans in 2009 as Vice President and Chief Information Officer. Prior to joining Gordmans, Mr. Heyman was Vice President of Information Technology for Pamida Stores from 2007 to 2008, Project Director at Distributed Intelligence Systems, Inc. from 2004 to 2007 and Vice President of Information Technology and Strategic Planning for Baker’s Supermarkets. Mr. Heyman also founded a retail systems and consulting company, Sirius Retail, and served as its President and Chief Executive Officer.

Michael D. James, Vice President, Chief Financial Officer and Treasurer.    Mr. James joined the Company in 2006 as Vice President, Chief Financial Officer and Treasurer. Prior to joining Gordmans,

Mr. James was the Chief Financial Officer of AMCON Distributing Company from 1994 to 2006. His work experience also includes various positions at the firm now known as PriceWaterhouseCoopers where he practiced as a Certified Public Accountant from 1984 to 1994.

Debra A. Kouba, Vice President—Stores.    Ms. Kouba joined Gordmans in 1987 and has been Vice President of Stores since 2006. Previously, Ms. Kouba served the Company in positions of increasing responsibility including a buyer, store manager, divisional merchandise manager, regional director of stores, and director of store support.

Johanna K. Lewis, Vice President and Chief Merchandising Officer.    Ms. Lewis joined Gordmans in 2009 as Vice President and Chief Merchandising Officer. Ms. Lewis has over 20 years of retail experience including experience with Marshall Fields and Macy’s from 2004 to 2009 where she held positions as Regional Vice President of North Home Stores, Vice President—General Merchandise Manager Soft Home, Divisional Merchandise Manager, Home and Ready-To-Wear. Ms. Lewis’s other past experience includes merchandising and stores positions at Belk Department Stores, Sears and Dillard’s.

Michael S. Morand, Vice President—Planning, Allocation and Analysis.    Mr. Morand joined Gordmans in 2007 as Director of Planning, Allocation and Analysis and was promoted to Vice President of Planning, Allocation and Analysis in 2008. Between 2000 and 2006, Mr. Morand held senior level positions in merchandising, planning (both strategic and merchandising), allocation and marketing for the May Merchandising Company and Lord & Taylor (both now known as Macy’s) in Los Angeles, St. Louis and New York.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition

Our amended and restated certificate of incorporation, which will be in effect prior to the completion of this offering, will provide that our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Initially, our Board of Directors will consist of five members. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. For so long as affiliates of Sun Capital own 30% or more of our outstanding shares of common stock, they will have the right to designate a majority of our Board of Directors, provided that, at such time as we are not a “controlled company” under the Nasdaq Global Select Market corporate governance standards, a majority of our Board of Directors will be “independent directors,” as defined under the rules of the Nasdaq Global Select Market.

Our Board of Directors will be divided into three classes, with one class being elected at each year’s annual meeting of stockholders. Mr. Gordman will serve as the Class I director with an initial term expiring in 2011. Messrs. Tuchman and Urbanek will serve as Class II directors with an initial term expiring in 2012. Messrs. Taylor and Roach will serve as Class III directors with an initial term expiring in 2013. Following the expiration of the initial term of a class of directors, each class of directors will serve a three-year term. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Controlled Company

Upon completion of this offering, affiliates of Sun Capital will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the Nasdaq Global Select Market corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the Nasdaq Global Select Market;

•	that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we conduct annual performance evaluations of the nominating committee and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our Audit Committee within the applicable time frame.

The rules of the Nasdaq Global Select Market permit the composition of our Audit Committee to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering.

Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our Board of Directors.

Board Committees

Prior to the completion of this offering, our Board of Directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The directors designated by affiliates of Sun Capital are expected to constitute a majority of each committee of our Board of Directors (other than the Audit Committee) and the chairman of each of the committees (other than the Audit Committee) is expected to be a director serving on such committee who is selected by affiliates of Sun Capital, provided that, at such time as we are not a “controlled company” under the Nasdaq Global Select Market corporate governance standards, our committee membership will comply with all applicable requirements of those standards. The composition, duties and responsibilities of these committees are as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the Securities and Exchange Commission; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

Upon completion of this offering, our Audit Committee will consist of Messrs. Roach, Tuchman and Urbanek. Our Board of Directors has determined that Mr. Tuchman will qualify as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our Board of Directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at Gordmans.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing key associate compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administrating of stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of Messrs. Taylor, Roach and Urbanek. Our Board of Directors will adopt a written charter for the Compensation Committee, which will be available on our corporate website at Gordmans.com upon the completion of this offering. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors; (2) overseeing the organization of our Board of Directors to discharge the Board of Director’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us.

Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of Messrs. Taylor, Gordman and Roach. Our Board of Directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at Gordmans.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

In fiscal year 2009, we did not have a Compensation Committee. All compensation decisions were made by our Board of Directors at the time, Mr. Taylor (Chairman), Mr. Gordman (Director, Chief Executive Officer and President) and Mr. Roach (Director).

No interlocking relationships existed between the members of our Board of Directors and the board of directors or compensation committee of any other company.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at Gordmans.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Director Compensation

None of the four directors currently serving on our Board of Directors as of April 30, 2010 received compensation as a director during fiscal year 2009. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the compensation arrangements we have with our named executive officers as required under the rules of the SEC. The SEC rules require disclosure for the principal executive officer (our Chief Executive Officer or CEO) and principal financial officer (our Chief Financial Officer or CFO), regardless of compensation level, and the three most highly compensated executive officers in our last completed fiscal year, other than the CEO and CFO. All of these named executive officers are referred to in this Compensation Discussion and Analysis as our “NEOs.”

Our NEOs for fiscal year 2009 were:

Name	Title
Jeffrey J. Gordman	Director, President, Chief Executive Officer and Secretary
Michael D. James	Vice President, Chief Financial Officer and Treasurer
Ronald K. Hall	Executive Vice President—Operations
Debra A. Kouba	Vice President—Stores
Johanna K. Lewis	Vice President and Chief Merchandising Officer

In April 2010, Mr. Hall retired and Mr. Gary G. Crump succeeded to his position as Vice President—Operations.

Historical Compensation Decisions

Prior to our initial public offering, we were a privately-held company almost solely owned by an investment fund managed by Sun Capital Partners, Inc. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our Board of Directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. However, prior to the Sun Capital Acquisition, the Compensation Committee of our independent Board of Directors, in conjunction with the President and Chief Executive Officer, was responsible for the oversight of the compensation program of our NEOs.

Executive Compensation Objectives and Philosophy

For fiscal year 2011, the Compensation Committee of our Board of Directors will review and approve the compensation of our NEOs and oversee and administer our executive compensation programs and initiatives. As we gain experience as a public company, we expect that the specific philosophy and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our NEOs for fiscal year 2009 is not necessarily indicative of how we will compensate our NEOs following this offering.

Our executive compensation program is designed to:

•	attract and retain talented and experienced executives in our industry;

•	reward executives whose knowledge, skills and performance are critical to our success;

•	ensure fairness among the executive management team by recognizing the contributions each executive officer makes to our success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•	compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

The Compensation Committee will meet outside the presence of all of our NEOs to consider appropriate compensation for our President and Chief Executive Officer. For all other NEOs, the Compensation Committee will meet outside the presence of all NEOs except our President and Chief Executive Officer. Going forward, our President and Chief Executive Officer will review annually each other NEO’s performance with the Compensation Committee and recommend appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other NEOs. Based upon the recommendations from our President and Chief Executive Officer and in consideration of the objectives described above and the principles described below, the Compensation Committee will approve the annual compensation packages of our NEOs other than our President and Chief Executive Officer. The Compensation Committee also will annually analyze our President and Chief Executive Officer’s performance and determine his base salary, cash performance awards and grants of long-term equity incentive awards based on its assessment of his performance with input from any consultants engaged by the Compensation Committee.

Elements of Compensation

Our current executive compensation program, which was set by our President and Chief Executive Officer in consultation with our Board of Directors prior to the establishment of our Compensation Committee, consists of the following components:

•	base salary;

•	annual cash incentive awards linked to corporate financial and individual performance objectives;

•	long-term equity based compensation; and

•	other executive benefits.

Historically, base salary and performance-based cash incentives have been the most significant elements of our executive compensation program. Following this offering, we expect that will also include long-term equity based compensation. These elements, on an aggregate basis, are intended to substantially satisfy the overall objectives of our executive compensation program. Typically, we have established each of these elements of compensation at the same time to enable the President and Chief Executive Officer (with respect to all other NEOs) and the Board of Directors to simultaneously consider all of the significant elements of compensation and their impact on total compensation; and, the extent to which the determinations made will reflect the principles of our compensation philosophy with respect to allocation of compensation among certain of these elements and total compensation. We strive to achieve an appropriate mix between the various elements of our executive compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances. Generally, the amount of our performance-based cash incentives are determined as a percentage of the recipient’s base salary, as reflected in the performance grids set forth below. See “—Performance-Based Cash Incentive Awards.” Our long-term equity based compensation is designed such that approximately 9% of the total equity of the Company is available for allocation among our executive officers (including our NEOs), with the amount awarded to each recipient determined based on such executive officer’s position and total compensation.

Base Salary

Base salary amounts historically have been highly individualized, resulting from arm’s length negotiations and have been based on a variety of factors including, in addition to the factors listed above, our financial condition and available resources, our need for that particular position to be filled and the existing internal compensation structure for each position, each as of the time of the applicable compensation decision. In addition, we considered the competitive market for corresponding positions within our industry. Each NEO’s base salary is set within a range based on the position, the NEO’s experience level and market conditions at the time of hire.

An evaluation of each NEO’s performance is conducted annually by the President and Chief Executive Officer and their annual increase in base pay is determined based on various factors which include our company-wide merit increase guideline for the year, the Company’s financial performance, the NEO’s overall individual performance rating and the NEO’s current salary in relation to the salary range established for the NEO’s position. The Board of Directors reviews and approves all base salary adjustments recommended by the President and Chief Executive Officer.

The base salary of our President and Chief Executive Officer was set by our Board of Directors and is set forth in his employment letter agreement. See “—Compensation Tables—Agreements with, and Potential Payments to, Named Executive Officers.”

The fiscal year 2009 annual base salary for each of our NEOs is set forth below.

Name	Base Salary
Jeffrey J. Gordman	$575,000
Michael D. James	$200,000
Ronald K. Hall	$185,000
Debra A. Kouba	$188,000
Johanna K. Lewis	$250,000

In the future, we expect that salaries for our NEOs will continue to be reviewed and adjusted annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require. As noted above, we expect that the Compensation Committee of our Board of Directors will recommend a compensation package (including base salary) that is consistent with our compensation philosophies.

Retention Bonus Agreements

In connection with the Sun Capital Acquisition, we entered into retention bonus agreements with Messrs. James, Hall and Ms. Kouba. The purpose of the retention bonus agreement was to reward the executive for his or her loyalty to the Company as well as to incentivize the executive not to voluntarily terminate his or her employment with us. The retention bonus agreement provided the executive with a one-time cash bonus on the condition that the Sun Capital Acquisition was consummated by November 1, 2008 and that the executive remained continuously employed with us for one year after the consummation of the Sun Capital Acquisition. Each of Messrs. James, Hall and Ms. Kouba received a retention bonus in the amount set forth in the Summary Compensation Table. See “—Summary Compensation Table.”

Performance-Based Cash Incentive Awards

Our President and Chief Executive Officer and Board of Directors have authority to award annual cash bonuses to our executive officers. On an annual basis, or at the commencement of an executive officer’s employment with us, our President and Chief Executive Officer and Board of Directors typically set a target level of bonus compensation that is structured as a percentage of annual base salary for all NEOs other than the President and Chief Executive Officer. This target is tied to our annual profit plan as well as individual performance objectives. The corporate financial and individual performance objectives, while separately evaluated, were aggregated for purposes of determining the amount of cash incentive awards payable to an NEO. In calculating the total cash incentive award payable to an NEO, the corporate financial performance component was assigned a weight of 65% and the individual performance component was assigned a weight of 35%.

The target annual incentive award for our President and Chief Executive Officer is established by the Board of Directors and is tied to our annual profit plan.

The actual bonuses awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of corporate financial objectives but may vary based on other factors at the discretion of our President and Chief Executive Officer and/or Board of Directors. We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on our financial performance.

For fiscal year 2009, the corporate financial performance component of the cash incentive award was linked to achievement of a target EBITDA (adjusted for certain non-recurring and unusual items) of $15.1 million. Upon attaining the target EBITDA, all NEOs other than our President and Chief Executive Officer would have earned a cash incentive award equal to 22.8% of his or her fiscal year 2009 base salary. The corporate financial performance component of the cash incentive award was able to be increased or decreased, in each case on a pro-rata basis, provided that no cash incentive would have been awarded for the corporate financial performance component unless an EBITDA of at least $12.3 million was attained. However, discretionary bonuses of up to $200,000 may be awarded by the Board of Directors. EBITDA, for the purposes of the corporate financial performance objective, is defined as earnings before interest, taxes, depreciation and amortization, and is adjusted for certain holding company charges and certain extraordinary gains and losses. We use our audited financial statements as the official source for determining the EBITDA achieved by the Company. Going forward, we expect the corporate financial performance component of the cash incentive award will be linked to performance metrics related to net income.

Any awarded incentive may be revoked at any time if subsequent audits detect any discrepancies in accounting or inventory practices. Associates, including our NEOs, involved in these types of discrepancies may also face disciplinary actions up to, and including, termination of employment.

For fiscal year 2009, the individual performance component of the cash incentive award was linked to achievement of a target performance rating of 90% under our performance management system. Under this system, each NEO works with our President and Chief Executive Officer to establish objectives specific to the function for which such NEO is responsible as well as for enterprise-wide business plan initiatives that involve the function led by such NEO. These objectives are generally measurable by either sales or profit metrics or, in some instances, may be more project-oriented. The quality of execution of an NEO’s general job responsibilities is also assessed as part of the performance management system. Our performance management system is designed to allow the flexibility to change with the needs of our business. As such, each NEO meets with our President and Chief Executive Officer for a mid-year evaluation of his or her performance as well as the continued applicability of the previously determined performance goals. Based on the mid-year evaluation, performance goals may be modified as the NEO and President and Chief Executive Officer see fit in order to best meet our strategic goals. At year end, each NEO again meets with our President and Chief Executive Officer to rate his or her performance under this system. Our President and Chief Executive Officer makes the final determination as to each NEO’s performance rating.

Upon attaining the target individual performance rating, an executive would have earned a cash incentive award equal to 14% of his or her fiscal year 2009 base salary. Where an executive’s performance rating exceeded 90%, the individual performance component of the cash incentive award was increased on a pro-rata basis up to a maximum of 19.6% of the executive’s fiscal year 2009 base salary. No cash incentive would have been awarded for the individual performance component unless an executive achieved a performance rating of at least 75%.

The following table sets forth, for all of our executive officers (including our NEOs) other than our President and Chief Executive Officer, the fiscal year 2009 EBITDA targets as well as the corresponding weight and the aggregate available bonus pool for purposes of the corporate financial performance component of the bonus calculation.

Company Performance		Bonus Potential
	EBITDA as a % of Plan	EBITDA(1)	Target Bonus Multiplier	Bonus Target(2)	Bonus as a % of Base Salary	Weighting for Company Performance	Financial Performance Bonus %	Financial Performance Bonus Pool
		(in thousands)
Maximum	157%	$19,315	230%	35%	81%	65%	52.3%	$595,459
Target	123%	15,112	100%		35%		22.8%	258,895
Threshold(3)	100%	12,310	0%		0%		0.0%	—

(1)

EBITDA, for the purpose of the corporate financial performance objective, is defined as earnings before interest, taxes, depreciation and amortization, and is adjusted for certain holding company charges and certain extraordinary gains and losses.

(2)	Targeted bonus percentage increased from 30% to 35% to replace deferred compensation.
(3)	No company performance bonus for EBITDA below plan of $12.3 million.

The following table sets forth, for all of our executive officers (including our NEOs) other than our President and Chief Executive Officer, the fiscal year 2009 individual performance targets as well as the corresponding weight and the aggregate available bonus pool for purposes of the individual performance component of the bonus calculation.

Individual Performance		Bonus Potential
	Percent of Attainment	Target Bonus Multiplier	Bonus Target	Bonus as a % of Base Salary	Weighting for Company Performance	Individual Performance Bonus %	Individual Performance Bonus Pool
Maximum	100%	140%	40%	56%	35%	19.6%	$223,048
Target	90%	100%		40%		14.0%	159,320
Threshold(1)	75%	40%		16%		5.6%	63,728

(1)

If EBITDA falls below $12.3 million, no bonus will be earned for individual performance. However, discretionary bonuses may be awarded by the President and Chief Executive Officer based upon individual performance to a pooled limit of $200,000.

The following table sets forth, for the President and Chief Executive Officer, the fiscal year 2009 EBITDA targets as well as the corresponding weight and the aggregate available bonus for purposes of the corporate financial performance component of the bonus calculation.

Company Performance		Bonus Potential
	EBITDA as a % of Plan	EBITDA(1)	Target Bonus Multiplier	Bonus Target(2)	Bonus as a % of Base Salary	Weighting for Company Performance	Financial Performance Bonus %	Financial Performance Bonus(1)
		(in thousands)
Maximum	157%	$19,315	285%	70%	200%	100%	199.5%	$1,147,125
Target	123%	15,112	100%		70%		70.0%	402,500
Threshold (3)	100%	12,310	0%		0%		0.0%	—

(1)

EBITDA, for the purpose of the corporate financial performance objective, is defined as earnings before interest, taxes, depreciation and amortization, and is adjusted for certain holding company charges and certain extraordinary gains and losses.

(2)	Targeted bonus percentage increased from 65% to 70% to replace deferred compensation.
(3)	No company performance bonus for EBITDA below plan of $12.3 million.

Because our actual EBITDA achieved in fiscal year 2009 exceeded the maximum corporate financial performance objective established for the year by approximately 68%, our Board of Directors, upon the request of the President and Chief Financial Officer, approved bonus payments of $700,221 to our executive officers ($564,145 to our NEOs) in excess of the corporate financial performance grid. No specific formula was used to determine the amount of the increase in bonus payments. In making its analysis, our Board of Directors considered that actual EBITDA exceeded the maximum target EBITDA contemplated under the existing corporate financial performance grid by approximately $12.0 million or 68%, and concluded that the increased cash awards, which represented a 37% increase over the maximum target award linked to our corporate financial performance, were in line with our compensation philosophies of recognizing the contributions that each NEO makes to our success and incentivizing corporate financial performance. Each of our NEOs received a cash incentive bonus in the amount set forth in the Summary Compensation Table below. See “—Summary Compensation Table.” As we evolve as a public company, we expect that our President and Chief Executive Officer together with our Board of Directors will analyze instances where our company performance exceeds the maximum target on a case by case basis, and will develop a methodology for determining any corresponding increases in bonus awards.

Equity Incentives—Gordmans Stores, Inc. 2009 Stock Option Plan

On May 7, 2009, each NEO other than Mr. Hall was granted a stock option grant (Mr. Hall had already expressed his intent to retire prior to the execution of the stock option grants) in connection with the Sun Capital Acquisition. All of these option grants vest 20% annually over the course of five years. The vested options become exercisable on the earlier of May 7, 2019, a change in control or the date on which the NEO’s employment terminates.

In connection with this offering, we expect that each NEO with a stock option grant under the 2009 Stock Option Plan will enter into an option termination agreement. Under the option termination agreement, a participant’s existing options will be terminated and in exchange the participant will receive the following awards under the 2010 Omnibus Incentive Compensation Plan (described below): (1) 12 months from the date of the option termination agreement, vested restricted stock to replace the value of the participant’s vested options under the 2009 Stock Option Plan and unvested restricted stock to replace the value of the participant’s unvested options under the 2009 Stock Option Plan, with the same vesting schedule as that of the existing options; and (2) options in an amount to be determined by our Compensation Committee, with an exercise price equal to our initial public offering price, subject to time vesting at a rate of 20% per year over five years. We do not expect to record additional compensation expense as a result of the option termination agreements.

Equity Incentives—Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan

We intend to adopt the Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan, or the 2010 Plan, in connection with our initial public offering. The 2010 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents and other stock-based awards. Directors, officers and other associates of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2010 Plan. The purpose of the 2010 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, associates and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Plan, but does not include all of the provisions of the 2010 Plan. For further information about the 2010 Plan, we refer you to the complete copy of the 2010 Plan, which we have filed as an exhibit to the registration statement, of which this prospectus is a part.

Administration.    The 2010 Plan provides for its administration by the Compensation Committee of our Board of Directors, any committee designated by our Board of Directors to administer the 2010 Plan or our Board of Directors. Among the committee’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2010 Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2010 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee or by our Board of Directors are final and binding.

Shares Available.    The 2010 Plan makes available an aggregate of 573,086 shares of our common stock, subject to adjustments. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without consideration, shares of our common stock allocable to such award, including the unexercised portion of such award, shall again be available for purposes of the 2010 Plan. If any award is exercised by tendering shares of our common stock to us, either as full or partial payment, in connection with the exercise of such award under the 2010 Plan or to satisfy our withholding obligation with respect to an award, only the number of shares of our common stock issued net of such shares tendered will be deemed delivered for purposes of determining the maximum number of shares of our common stock then available for delivery under the 2010 Plan.

Eligibility for Participation.    Members of our Board of Directors, as well as associates of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2010 Plan. The selection of participants is within the sole discretion of the committee.

Types of Awards.    The 2010 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, collectively, the options, stock appreciation rights, shares of restricted stock, or the restricted stock, restricted stock units, rights to dividend equivalents and other stock-based awards, collectively, the awards. The committee will, with regard to each award, determine the terms and conditions of the award, including the number of shares subject to the award, the vesting terms of the award, and the purchase price for the award. Awards may be made in assumption of or in substitution for outstanding awards previously granted by us or our affiliates, or a company acquired by us or with which we combine.

Award Agreement.    Awards granted under the 2010 Plan shall be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant’s employment, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the 2010 Plan and any such award agreement, the provisions of the 2010 Plan shall prevail.

Options.    An option granted under the 2010 Plan will enable the holder to purchase a number of shares of our common stock on set terms. Options shall be designated as either a nonqualified stock option or an incentive stock option. An option granted as an incentive stock option shall, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. None of us, including any of our affiliates or the committee, shall be liable to any participant or to any other person if it is determined that an option intended to be an incentive stock option does not qualify as an incentive stock option. Each option shall be subject to terms and conditions, including exercise price, vesting and conditions and timing of exercise, consistent with the 2010 Plan and as the committee may impose from time to time.

The exercise price of an option granted under the 2010 Plan will be determined by the committee and it is expected that the exercise price will not be less than 100% of the fair value of a share of our common stock on the date of grant, provided the exercise price of an incentive stock option granted to a person holding greater than 10% of our voting power may not be less than 110% of such fair value on such date. The committee will determine the term of each option at the time of grant in its discretion; however, the term may not exceed ten years or, in the case of an incentive stock option granted to a ten percent stockholder, five years.

Stock Appreciation Rights.    A stock appreciation right entitles the holder to receive, upon its exercise, the excess of the fair value of a specified number of shares of our common stock on the date of exercise over the grant price of the stock appreciation right. The payment of the value may be in the form of cash, shares of our common stock, other property or any combination thereof, as the committee determines in its sole discretion. Stock appreciation rights may be granted alone or in tandem with any option at the same time such option is granted, or a tandem SAR. A tandem SAR is only exercisable to the extent that the related option is exercisable and expires no later than the expiration of the related option. Upon the exercise of all or a portion of a tandem SAR, a participant is required to forfeit the right to purchase an equivalent portion of the related option, and vice versa. Subject to the terms of the 2010 Plan and any applicable award agreement, the grant price, which is not expected to be less than 100% of the fair value of a share of our common stock on the date of grant, term, methods of exercise, methods of settlement, and any other terms and conditions of any stock appreciation right shall be determined by the committee. The committee may impose such other conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate.

Restricted Stock.    The committee may, in its discretion, grant awards of restricted stock. Restricted stock may be subject to such terms and conditions, including vesting, as the committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of such shares of our common stock. The committee may require the participant to deliver a duly signed stock power, endorsed in blank, relating to shares of our common stock covered by such an award. The committee may also require that the stock certificates evidencing such shares be held in custody or bear restrictive legends until the restrictions thereon shall have lapsed. Unless otherwise determined by the committee and set forth in the award agreement, a participant holding restricted stock will have the right to vote and receive dividends with respect to such restricted stock.

Restricted Stock Units.    The committee may, in its discretion, grant awards of restricted stock units, or RSUs. RSUs are awards that provide for the deferred delivery of a specified number of shares of our common stock. RSUs may be subject to such terms and conditions, including vesting, as the committee determines appropriate.

Dividend Equivalents.    The committee may, in its discretion, grant dividend equivalents based on the dividends declared on shares that are subject to any award. The grant of dividend equivalents shall be treated as a separate award. Such dividend equivalents shall be converted to cash or shares by such formula and at such time and subject to such limitations as may be determined by the committee. As determined by the committee, dividend equivalents granted with respect to any option or stock appreciation right may be payable regardless of whether such option or stock appreciation right is subsequently exercised.

Other Share-Based Awards.    The committee, in its discretion, may grant awards of shares of our common stock and awards that are valued, in whole or in part, by reference to, or are otherwise based on the fair market value of such shares—the other share-based awards. Such other share-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, the right to receive one or more shares of our common stock, or the equivalent cash value of such stock, upon completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Subject to the provisions of the 2010 Plan, the committee shall determine to whom and when other share-based awards will be made, the number of shares of our common stock to be awarded under, or otherwise related to, such other share-based awards, whether such other share-based awards shall be settled in cash, shares of our common stock or a combination of cash and such shares, and all other terms and conditions of such awards.

Transferability.    Except as otherwise determined by the committee, an award shall not be transferable or assignable by a participant except in the event of his death, subject to the applicable laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against us or any of our subsidiaries or affiliates. Any permitted transfer of the awards to heirs or legatees of a participant shall not be effective to bind us unless the committee has been furnished with written notice thereof and a copy of such evidence as the committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the 2010 Plan and any award agreement.

Stockholder Rights.    Except as otherwise provided in the applicable award agreement, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Adjustment of Awards.    Notwithstanding any other provision of the 2010 Plan, in the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares of our common stock, exchange of shares of our common stock, dividend in kind, extraordinary cash dividend, or other like change in capital structure, other than normal cash dividends, to our stockholders, or any similar corporate event or transaction, the committee, to prevent dilution or enlargement of participants’ rights under the 2010 Plan, shall, in its sole discretion, as applicable, (a) adjust the number and kind of shares of stock or other securities that may be issued under the 2010 Plan, the number and kind of shares of our common stock or other securities subject to outstanding awards, and/or where applicable, the exercise price, base value or purchase price applicable to such awards; (b) grant a right to receive one or more payments of securities, cash and/or property, which right may be evidenced as an additional award under the 2010 Plan, in respect of any outstanding award; or (c) provide for the settlement of any outstanding award, other than a stock option or stock appreciation right, in such securities, cash and/or other property as would have been received had the award been settled in full immediately prior to such corporate event or transaction; provided, however, that in the case of an adjustment made in accordance with (b) or (c) above, the right to any securities, cash and/or property may be issued subject to the same vesting schedule as the outstanding award being adjusted; and provided, further, that any adjustment shall comply with Section 409A of the Code to the extent applicable. Should the vesting of any award be conditioned upon our attainment of performance conditions, our Board of Directors may make such adjustments to the terms and conditions of such awards and the criteria therein to recognize unusual and nonrecurring events affecting us or in response to changes in applicable laws, regulations or accounting principles.

In the event we are a party to a merger or consolidation or similar transaction, including a change in control, unless otherwise prohibited under applicable law or by the applicable rules and regulations of national securities exchanges or unless the committee determines otherwise in an award agreement, the committee is authorized, but not obligated, to make adjustments in the terms and conditions of outstanding awards, including, without limitation, the continuation or assumption of such outstanding awards under the 2010 Plan by us, if we are the surviving company or corporation, or by the surviving company or corporation or its parent; substitution by the surviving company or corporation or its parent of awards with substantially the same terms for such outstanding awards; accelerated exercisability, vesting and/or lapse of restrictions under all then outstanding awards immediately prior to the occurrence of such event; upon written notice, provided that any outstanding awards must be exercised, to the extent then exercisable, within fifteen days immediately prior to the scheduled consummation of the event, or such other period as determined by the committee, in either case contingent upon the consummation of the event, at the end of which period such awards shall terminate to the extent not so exercised within such period; and cancellation of all or any portion of outstanding awards for fair value, as determined in the sole discretion of the committee, which, in the case of options and stock appreciation rights, may equal the excess, if any, of the value of the consideration to be paid in the change in control transaction to holders of the same number of shares subject to such awards or, if no such consideration is paid, fair value of our shares of common stock subject to such outstanding awards or portion thereof being canceled, over the aggregate option price or grant price, as applicable, with respect to such awards or portion thereof being canceled.

Amendment and Termination.    Our Board of Directors may amend, alter, suspend, discontinue, or terminate the 2010 Plan or any portion thereof or any award, or award agreement, thereunder at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made (i) without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2010 Plan and (ii) without the consent of the participant, if such action would materially diminish any of the rights of any participant under any award granted to such participant under the 2010 Plan; provided, however, the committee may amend the 2010 Plan, any award or any award agreement in such manner as it deems necessary to permit the granting of awards meeting the requirements of applicable laws.

Compliance with Section 409A of the Code.    To the extent that the 2010 Plan and/or awards are subject to Section 409A of the Code, the committee may, in its sole discretion and without a participant’s prior consent, amend the 2010 Plan and/or awards, adopt policies and procedures, or take any other actions, including amendments, policies, procedures and actions with retroactive effect, as are necessary or appropriate to (a) exempt any award from the application of Section 409A, (b) preserve the intended tax treatment of any such award, or (c) comply with the requirements of Section 409A, United States Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date of the grant. The 2010 Plan shall be interpreted at all times in such a manner that the terms and provisions of the 2010 Plan and awards comply with Section 409A and any guidance issued thereunder. Neither we nor the committee has any obligation to take any action to prevent the assessment of any excise tax on any person with respect to any award under Section 409A, and none of us or any of our subsidiaries or affiliates, or any of our associates or representatives, has any liability to a participant with respect thereto.

Effective Date.    The 2010 Plan will become effective prior to the completion of this offering.

Additional Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible associates:

•	health insurance;

•	vacation, personal holidays and sick days; and

•	a 401(k) savings plan.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for associates. In addition, we offer a nonqualified deferred compensation plan to our executives and other associates as determined by the president and chief executive officer.

We also provide an automobile allowance to our President and Chief Executive Officer and our Vice President of Stores.

Retirement Plan Benefits

The company does not sponsor a defined benefit retirement plan as we do not believe that such a plan best serves the needs of our associates or the business at this time. The company sponsors a tax-qualified defined contribution retirement plan and a nonqualified defined contribution retirement plan. Participation in the qualified plan is available to associates who meet certain age and service requirements. Participation in the nonqualified plan is made available to associates who meet certain age, service, and job level requirements. Our executive officers participate in these plans based on these requirements.

401(k) Savings Plan

We offer a 401(k) savings plan that allows associates to defer a percentage of their income by making pretax contributions to the savings plan. The plan is available to all eligible associates, including our NEOs. Historically, we provided a matching contribution equal to 50% of associate deferrals up to a maximum of 4% of an associate’s base salary. As a result of the uncertain business climate, this match was discontinued in the fourth quarter of fiscal year 2008. However, because of our strong corporate financial performance, a discretionary award equal to 50% of the un-matched 2008 fourth quarter deferrals was subsequently accrued into fiscal year 2008 and received by the associate participants. Similarly, during fiscal year 2009, discretionary awards equal to 50% of the un-matched deferrals were paid subsequent to each respective quarter. Our company matching contribution has been reinstated for fiscal year 2010.

Nonqualified Deferred Compensation Plan

The nonqualified deferred compensation plan is available to certain officers, including our NEOs, and highly compensated or management associates selected by our President and Chief Executive Officer. The plan is unfunded for tax purposes and for purposes of ERISA. The plan permits a participant to elect contributions up to a maximum of 6% of his or her annual base salary. A company match may be made from time to time in such amount as may be determined by our Board of Directors. For fiscal year 2009, our Board of Directors decided not to make a company match. Participants’ accounts are credited with interest using a rate determined by an average composite of Moody’s Seasoned Corporate Bond Yield Index. The interest rate for fiscal year 2009 was 6.52%. Participants’ base salary deferrals and the related interest vest immediately. Payments from the accounts are triggered by a participant’s retirement or other termination of employment. In June 2010, our Board of Directors decided to terminate our nonqualified deferred compensation plan.

Employment Agreements and Severance and Change in Control Benefits

We have entered into an employment letter agreement with our President and Chief Executive Officer and severance and bonus agreements with certain of our NEOs that contain severance benefits and change in control provisions, the terms of which are described under the heading “—Compensation Tables—Agreements with, and Potential Payments to, Named Executive Officers.” We believe these severance and change in control benefits are essential elements of our executive compensation package and assist us in recruiting and retaining talented individuals. In addition, we may enter into employment agreements with certain other executive officers.

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1.0 million during any fiscal year unless such compensation is “performance-based” under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earlier of (1) the expiration of the plan or agreement, (2) a material modification of the plan or agreement, (3) the issuance of all employer stock and other compensation that has been allocated under the plan, or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering (the “Transition Date”). After the Transition Date, rights or awards granted under the plan, other than options and stock appreciation rights, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Compensation Tables

The purpose of the following tables is to provide information regarding the compensation earned during our most recently completed fiscal year by our NEOs.

Summary Compensation Table

The following table shows the compensation earned by our NEOs during the fiscal year ended January 30, 2010, referred to as fiscal year 2009.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)		Total ($)
Jeffrey J. Gordman President, CEO & Secretary	2009	575,000		—	—	669,371	1,500,000	7,467	9,457	(5)	2,761,295

Michael D. James Vice President, CFO & Treasurer	2009	200,000		200,000	—	133,874	170,000	1,008	4,900	(6)	709,782

Ronald K. Hall, Executive Vice President—Operations	2009	185,000		150,000	—	—	170,000	2,781	4,900	(6)	512,681

Debra A. Kouba, Vice President—Stores	2009	188,000		150,000	—	172,124	180,000	851	8,071	(7)	699,046

Johanna K. Lewis, Vice President & Chief Merchandising Officer	2009	187,500	(8)	—	—	95,624	240,000	—	34,740	(9)	557,864

(1)	Represents payment of retention bonus in connection with the Sun Capital Acquisition. See “—Compensation Discussion and Analysis—Elements of Compensation—Retention Bonus Agreements.”
(2)

Reflects the aggregate grant date fair value of the 2009 stock option awards computed in accordance with FASB Topic 718. See Note L to our audited consolidated financial statements included elsewhere in this prospectus for the relevant assumptions underlying the valuation of our stock option awards. See “—Compensation Discussion and Analysis—Equity Incentives—Gordmans Stores, Inc. 2009 Stock Option Plan” for a more detailed discussion of our 2009 Stock Option Plan.

Footnotes continue on next page
(3)

Represents amounts earned for fiscal year 2009 under our performance-based cash incentive plan. See “—Compensation Discussion and Analysis—Performance-Based Cash Incentive Awards” for a more detailed discussion of the performance-based cash incentive plan.

(4)	Represents the amount by which earnings of 6.52% on each NEO’s nonqualified deferred compensation account balance exceeded 120% of the applicable federal long-term rate of 4.24%.
(5)	Represents $4,557 in automobile allowance and $4,900 in 401(k) company matching contributions.
(6)	Represents 401(k) company matching contributions.
(7)	Represents $4,900 in 401(k) company matching contribution and $3,171 automobile allowance.
(8)	Reflects Ms. Lewis’s annual base salary of $250,000 prorated from her hire date of May 11, 2009.
(9)	Represents reimbursement of moving related expenses.

Grants of Plan-Based Awards

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Potential Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Award Options ($)(3)(4)
Name	Grant Date	Threshold ($)(1)	Target ($)	Maximum ($)(2)	Threshold ($)	Target ($)	Maximum ($)
Jeffrey J. Gordman	5/7/09	—	402,500	1,500,000	—	—	—	—	35,000	20.00	669,371

Michael D. James	5/7/09	11,200	73,600	170,000	—	—	—	—	7,000	20.00	133,874

Ronald K. Hall	—	10,360	68,080	170,000	—	—	—	—	—	—	—

Debra A. Kouba	5/7/09	10,528	69,180	180,000	—	—	—	—	9,000	20.00	172,124

Johanna K. Lewis	5/7/09	14,000	92,000	240,000	—	—	—	—	5,000	20.00	95,624

(1)

At the threshold EBITDA level of $12.3 million, there is no payout related to the financial performance component of the incentive plan, however, payouts related to the individual performance component would be earned (assuming achievement of the individual performance component threshold of 75%). As EBITDA exceeds the threshold level, the payment linked to the financial performance component begins at zero and increases on a pro rata basis thereafter. Since Mr. Gordman did not have an individual performance component under his incentive plan, his payout is zero at the threshold EBITDA level of $12.3 million.

(2)

Reflects cash incentive bonus paid. Because our actual performance significantly exceeded the maximum corporate financial objectives established for fiscal year 2009, our Board of Directors approved bonus payments in excess of the corporate financial performance grid. See “—Compensation Discussion and Analysis—Performance Based Cash Incentive Awards” for more information.

(3)	Does not reflect a 15.4888 for 1 stock split of our outstanding common stock that will be effective upon completion of this offering.
(4)	Reflects the aggregate grant date fair value of the 2009 stock option awards computed in accordance with FASB Topic 718.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to the outstanding equity awards of each of our NEOs as of January 30, 2010.

Name	Grant Date(1)	Number Of Securities Underlying Unexercised Options (#) Exercisable(2)	Number Of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($/Sh)(2)	Option Expiration Date
Jeffrey J. Gordman	5/7/09	—	35,000	—	20.00	5/7/19
Michael D. James	5/7/09	—	7,000	—	20.00	5/7/19
Ronald K. Hall	—	—	—	—	—	—
Debra A. Kouba	5/7/09	—	9,000	—	20.00	5/7/19
Johanna K. Lewis	5/7/09	—	5,000	—	20.00	5/7/19

(1)

Options vest at a rate of 20% per year over five years on September 17 of each year, with the exception of Ms. Lewis’s options, which vest on May 11 of each year. Vesting is subject to continued employment with us. After vesting, options become exercisable at the earlier of May 7, 2019, a change in control of the Company or the date on which the NEO’s employment terminates.

(2)	Does not reflect a 15.4888 for 1 stock split of our outstanding common stock that will be effective upon completion of this offering.

Option Exercises and Stock Vested

There were no options exercised in fiscal year 2009. None of our NEOs have stock awards.

Pension Benefits

Our NEOs did not participate in or have account balances in any qualified or nonqualified defined benefit plans sponsored by us. Our Board of Directors or Compensation Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

We provide a nonqualified deferred compensation plan for our executive officers. See “—Compensation Discussion and Analysis—Nonqualified Deferred Compensation Plan” for additional information. The following table provides the figures related to our Nonqualified Deferred Compensation Plan for fiscal year 2009.

Name	Executive Contributions In Last Fiscal Year ($)	Registrant Company Contributions In Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance At Last Fiscal Year ($)
Jeffrey J. Gordman	—	—	33,998	—	555,435
Michael D. James	—	—	4,591	—	75,005
Ronald K. Hall	—	—	12,661	—	206,848
Debra A. Kouba	—	—	3,873	—	63,272
Johanna K. Lewis	—	—	—	—	—

(1)

Represents earnings of 6.52% on each NEO’s nonqualified deferred compensation account balance. The above-market portion of these earnings was included in the Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table.

Agreements with, and Potential Payments to, Named Executive Officers

The following summaries provide a description of the formalized agreements we have entered into with our NEOs covering the terms of their employment and/or potential severance benefits.

Jeffrey J. Gordman Employment Letter Agreement

We provided Mr. Gordman an employment letter agreement, dated as of October 16, 2008, setting forth the terms pursuant to which he serves as our President and Chief Executive Officer. Pursuant to the terms of the letter agreement, Mr. Gordman’s fiscal year 2009 annual base salary was set at $575,000. In addition to base salary, the letter agreement established his target cash incentive award at 65% of his base salary, which was increased to 70% in 2009 when the company match for the Nonqualified Deferred Compensation Plan was eliminated, with a maximum potential of 200% of his base salary. Mr. Gordman was provided the opportunity to participate in our 2009 Stock Option Plan as well as benefits programs consistent with our other NEOs. The employment letter agreement also states that if Mr. Gordman is terminated by us without cause, then, subject to his execution of a release of claims against us, he will receive: (i) 24 months of salary continuation if terminated prior to September 17, 2009; (ii) 18 months of salary continuation if terminated after September 17, 2009 but before September 17, 2010; (iii) 12 months of salary continuation if terminated after September 17, 2010; and (iv) continued medical and dental coverage until the end of the salary continuation period.

Severance Agreements

We are party to severance agreements, dated as of January 12, 2010, with each of our NEOs other than Messrs. Gordman and Hall (Mr. Gordman’s severance is addressed in his employment letter agreement and Mr. Hall had already expressed his intent to retire prior to the execution of the severance agreements). The severance agreements provide that (i) should an NEO be terminated without cause or

(ii) within nine months of a change in control (a) the location of his or her place of work move more than 50 miles or (b) the position and scope of his or her responsibilities be significantly reduced, then, subject to execution of a release of claims against us, the NEO will receive salary continuation up to the earlier of six months or the date on which the NEO is employed by a third party and continued medical and dental coverage.

Bonus Agreements

In connection with the dividend of $0.97 per share of common stock that we paid in December 2009 (see the “Dividend Policy” section for more details), we entered into bonus agreements, dated as of January 18, 2010, with each of our NEOs other than Mr. Hall (Mr. Hall had already expressed his intent to retire prior to the execution of the bonus agreements) and certain of our executive officers. The bonus agreements provide each NEO and such executive officers a cash bonus in an aggregate amount equal to the amount the NEO or such executive officer would have received pursuant to the dividend if all of the NEO’s or such executive officer’s options had been vested and exercised as of the dividend record date. Under the bonus agreements, the cash bonus is payable only after the occurrence of a change in control (and therefore is not accrued in the financial statements) and is subject to a downward adjustment by the amount, if any, the strike price for the NEO’s or such executive officer’s options is greater than the fair market value of a share of our common stock on the date of the change in control, multiplied by the number of options held by the NEO or such executive officer. In connection with this offering, we amended the bonus agreements to provide for accelerated payment upon the successful completion of this offering.

In connection with the dividend of $1.29 per share of common stock that we paid in June 2010, we entered into new bonus agreements with each of our NEOs other than Mr. Hall (who retired in April 2010) and certain of our executive officers. The bonus agreements are on the same terms as the bonus agreements issued in connection with the dividend of $0.97 per share of common stock (described above), as amended to provide for payment upon the successful completion of this offering.

Potential Payments Upon Termination and Change in Control

The information below describes and quantifies certain compensation that would become payable under the employment letter agreement with our President and Chief Executive Officer and the severance and bonus agreements with certain of our NEOs, if, as of January 30, 2010, his or her employment with us terminated. The information below assumes that each NEO has executed a release of claims against us and has not procured third party employment. The information below excludes amounts that would be paid out from the NEOs’ accounts in our deferred compensation plan, as disclosed in “—Compensation Tables—Nonqualified Deferred Compensation” above. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event. Further, the information below does not incorporate the terms of any agreement entered into after January 30, 2010.

Name	Component	Without Cause($)	Change in Control($)	Change in Location or Responsibilities Following Change in Control($)
Jeffrey J. Gordman	Base Salary Continuation	862,500	—	862,500
	Value of Bonus	—	525,000	—
	Vesting of Equity Awards(1) (2)	—	5,982,900	—

	Total Severance	862,500	6,507,900	862,500

Michael D. James	Base Salary Continuation	100,000	—	100,000
	Value of Bonus	—	105,000	—
	Vesting of Equity Awards(1) (2)	—	1,196,580	—

	Total Severance	100,000	1,301,580	100,000

Ronald K. Hall	Base Salary Continuation	—	—	—
	Value of Bonus	—	—	—
	Vesting of Equity Awards(1) (2)	—	—	—

	Total Severance	—	—	—

Debra A. Kouba	Base Salary Continuation	94,000	—	94,000
	Value of Bonus	—	135,000	—
	Vesting of Equity Awards(1) (2)	—	1,538,460	—

	Total Severance	94,000	1,673,460	94,000

Johanna K. Lewis	Base Salary Continuation	125,000	—	125,000
	Value of Bonus	—	75,000	—
	Vesting of Equity Awards(1) (2)	—	854,700	—

	Total Severance	125,000	929,700	125,000

(1)	Represents an estimated value of $190.94 per share as of January 30, 2010, less the exercise price of $20.00 per share.
(2)	Does not reflect a 15.4888 for 1 stock split of our outstanding common stock that will be effective upon completion of this offering.

Director Compensation

See “Management—Corporate Governance—Director Compensation.”

Director and Officer Indemnification and Limitation of Liability

Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except as otherwise provided by Delaware law.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law. We will also enter into an indemnification priority agreement with affiliates of Sun Capital to clarify the priority of advancement of expenses and indemnification obligations among us, our subsidiaries and any of our directors appointed by affiliates of Sun Capital and other related matters.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of June 4, 2010 regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors and each director nominee;

•	all of our executive officers and directors as a group; and

•	each selling stockholders.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of April 30, 2010 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership prior to the offering is based on 15,488,800 shares of common stock outstanding as of April 30, 2010. Percentage of beneficial ownership after the offering is based on 18,703,086 shares of common stock to be outstanding after the completion of this offering. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Gordmans Stores, Inc., 12100 West Center Road, Omaha, Nebraska 68144.

	Shares Beneficially Owned Prior to This Offering		Shares To Be Sold in This Offering Assuming No Exercise of Overallotment	Shares To Be Sold In This Offering Assuming Full Exercise of Overallotment Option	Shares Beneficially Owned After This Offering Assuming No Exercise of Overallotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of Overallotment Option
Name	Number	Percent	Number	Number	Number	Percent	Number	Percent
5% stockholder/selling stockholders:
Sun Gordmans, LP(1)	15,470,585	99.9%	2,140,337	2,943,908	13,330,248	71.4%	12,526,677	67.1%
H.I.G. Sun Partners, Inc.(2)	18,215	*	2,520	2,520	15,695	*	15,695	*
Named Executive Officers and Directors:
Jeffrey J. Gordman(3)	108,422	*	—	—	108,422	*	108,422	*
Ronald K. Hall	—	—	—	—	—	—	—	—
Michael D. James(3)	21,684	*	—	—	21,684	*	21,684	*
Debra A. Kouba(3)	27,880	*	—	—	27,880	*	27,880	*
Johanna K. Lewis(3)	15,489	*	—	—	15,489	*	15,489	*
Donald V. Roach(4)	—	—	—	—	—	—	—	—
Thomas V. Taylor(4)	—	—	—	—	—	—	—	—
Kenneth I. Tuchman	—	—	—	—	—	—	—	—
Brian J. Urbanek(4)	—	—	—	—	—	—	—	—
All Executive Officers and Directors as a group (11 persons)(3)	216,843	1.4	—	—	216,843	1	216,843	1

footnotes on following page

*	Indicates less than one percent.
(1)

Sun Gordmans, LP (“Sun Gordmans”) is a wholly owned subsidiary of Sun Capital Partners V, L.P. Messrs. Marc J. Leder and Rodger R. Krouse each own 50% of the membership interests in Sun Capital Partners V, Ltd. (“Sun Partners V Ltd”), which in turn is the general partner of Sun Capital Advisors V, L.P. (“Sun Advisors V”), which in turn is the general partner of Sun Capital Partners V, L.P. (“Sun Partners V LP”). As a result, Messrs. Leder and Krouse, Sun Partners V Ltd, Sun Advisors V and Sun Partners V LP may be deemed to have indirect beneficial ownership of the securities owned directly by Sun Gordmans. Each of Messrs. Leder and Krouse, Sun Partners V Ltd, Sun Advisors V and Sun Partners V LP expressly disclaims beneficial ownership of any securities in which they do not have a pecuniary interest. The business address for Sun Gordmans is c/o Sun Capital Partners, Inc., 5200 Town Center Circle, Suite 600, Boca Raton, FL 33486.

(2)	Sun Gordmans has the power to vote the shares held by H.I.G. Sun Partners, Inc. The business address for H.I.G. Sun Partners, Inc. is 1001 Brickell Bay Drive, 27th Floor, Miami, FL 33131.
(3)	Represents vested options that are exercisable upon termination of employment, among other events.
(4)

Messrs. Roach, Taylor and Urbanek are employees of Sun Capital Partners, Inc., an affiliate of Sun Gordmans. Messrs. Roach, Taylor and Urbanek are not the beneficial owners of the stock held by Sun Gordmans. The business address for each of Messrs. Roach, Taylor and Urbanek is c/o Sun Capital Partners, Inc., 5200 Town Center Circle, Suite 600, Boca Raton, FL 33486.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the employment letter agreement, severance agreements and bonus agreements which are described under “Executive Compensation,” and the transactions described below, since February 4, 2007, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

Merger Agreement

On September 5, 2008, an affiliate of Sun Capital, Midwest Shoppes Intermediate Holding Corp. (“Midwest Shoppes”), a direct, wholly owned subsidiary of us, entered into a merger agreement pursuant to which Midwest Shoppes acquired 100% of the outstanding common shares of Gordmans, Inc., through a merger of Gordmans, Inc. with Midwest Shoppes Integrated, Inc., a direct wholly owned subsidiary of Midwest Shoppes. Gordmans, Inc. was the surviving entity of the merger. Midwest Shoppes subsequently changed its name to Gordmans Intermediate Holding Corp. and is owned by Gordmans Stores, Inc. The consideration for Gordmans, Inc. was approximately $55.7 million, mainly consisting of $32.5 million of proceeds from debt issuance and a $20.0 million capital contribution from Sun Capital, subject to customary adjustments for transaction expenses, indebtedness and certain tax liabilities. The merger agreement provided that, to the extent received by us after the Sun Capital Acquisition, certain receivables relating to time periods prior to the Sun Capital Acquisition in the aggregate amount of approximately $2.8 million would be distributed to our former stockholders on a pro rata basis. Pursuant to the merger agreement, we paid the fees, costs and expenses incurred by Sun Capital in connection with the Sun Capital Acquisition.

The merger agreement contains negotiated representations and warranties and covenants of each of Gordmans, Inc. and affiliates of Sun Capital and provides for indemnification of Sun Capital by our former stockholders in the event of a breach of these covenants and certain of these representations and warranties. Indemnification claims may only be brought with respect to breaches of certain fundamental representations (including those relating to our corporate existence, authority to enter into the merger agreement, capitalization, title to assets, employee benefit plans, tax matters, brokerage, environmental transactions and affiliate transactions). The fundamental representations and the covenants of the parties continue in full force and effect indefinitely or for the shorter period specified in the merger agreement. Our former stockholders must also indemnify Sun Capital for any losses suffered by Sun Capital relating to transaction expenses of our former stockholders, certain tax liabilities, certain indebtedness, expenses relating to the cancellation of our options outstanding prior to the Sun Capital Acquisition and claims by our former equityholders in their capacity as such. Except in the case of fraud, the aggregate indemnification obligations of our former stockholders are limited to $27.6 million. Sun Capital has not brought an indemnification claim against our former stockholders as of the date of this prospectus.

Sun Capital Consulting Agreement

In connection with the Sun Capital Acquisition, we entered into a consulting agreement with Sun Capital Partners Management V, LLC (“Sun Capital Management”), an affiliate of Sun Capital, that expires in September 2018, with automatic one-year extensions thereafter. Sun Capital Management may terminate the agreement at any time. Under this agreement, Sun Capital Management provides us with consulting and advisory services, including services relating to financing alternatives, financial reporting, accounting and management information systems. Under the consulting agreement, we reimburse Sun Capital Management for reasonable out-of-pocket expenses incurred in connection with providing us consulting and advisory services and also pay an annual consulting fee equal to the greater of (1) $750,000 per fiscal year and (2) the lesser of (x) 8% of our EBITDA and (y) $1.5 million per fiscal year. These consulting fees are payable quarterly in advance. We incurred annual consulting fees of $825,000 for the

136 days ended January 31, 2009. In fiscal year 2009, we incurred consulting fees of $1.5 million. We incurred consulting fees of $938,000 for the 91 days ended May 1, 2010. Upon the consummation of refinancings, restructurings, equity or debt offerings (including the issuance of our common stock contemplated hereby), dividends and distributions, repurchases of any of our securities, acquisitions, mergers, consolidations, business combinations, sales and divestitures, we are also required to pay Sun Capital Management a transaction fee in an amount equal to 1% of the aggregate value of any such transaction. In connection with the dividend we paid to our stockholders in December 2009, we paid Sun Capital Management $150,000 in transaction consulting fees. In connection with the dividend we paid to our stockholders in June 2010, we paid Sun Capital Management $200,000 in transaction consulting fees. See “Dividend Policy.” In connection with this initial public offering, we plan to pay Sun Capital Management $7.5 million for termination of the consulting agreement and $750,000 in transaction consulting fees. See “Use of Proceeds.”

Sun Capital Services Agreement

In connection with this offering, we intend to enter into a Services Agreement with Sun Capital Management to (i) reimburse Sun Capital Management for out-of-pocket expenses incurred in providing consulting services to us and (ii) provide Sun Capital Management with customary indemnification for any such services.

Securityholders’ Agreement

In connection with the Sun Capital Acquisition we entered into a securityholders’ agreement with our stockholders. Among other things, the securityholders’ agreement includes the following terms:

Voting Agreement and Proxy.    Each minority stockholder agrees to vote all of our securities owned by him, her or it in the manner specified by Sun Gordmans with respect to (i) any transfer of all or substantially all of our assets to an unaffiliated party, (ii) any acquisition, merger or consolidation involving an unaffiliated party, (iii) the election of the members of our Board of Directors and (iv) any other matter on which the stockholders of a Delaware corporation generally have a right to vote or which was submitted to a vote of our stockholders. Each minority stockholder granted Sun Gordmans an irrevocable proxy in connection with such voting agreement.

Public Offering.    In the event our Board of Directors approves a public offering, each minority stockholder agrees to vote for, consent to, and take all desirable actions in connection with, such public offering.

Transfer Restrictions.    Shares of our stock held by minority stockholders are subject to certain restrictions on transfer, including our option and the option of Sun Gordmans to purchase shares offered for sale.

Tag-Along Rights; Drag-Along Rights.    Our minority stockholders have “tag-along” rights and Sun Gordmans has “drag-along” rights.

Repurchase Options.    We and Sun Gordmans have repurchase options under certain conditions, including upon an associate stockholder’s separation from us.

Termination.    Sun Gordmans has the right, in its sole discretion, to terminate all or any portion of the securityholders’ agreement immediately prior to the effectiveness of the registration statement relating to this offering. Sun Gordmans plans to exercise this right and terminate the securityholders’ agreement.

Registration Agreement

In connection with the Sun Capital Acquisition, we entered into a registration agreement with Sun Gordmans and certain other investors identified on the signature pages thereto, pursuant to which Sun Gordmans has the right, on an unlimited number of occasions, to demand that we register shares of our common stock under the Securities Act, subject to certain limitations. In addition, the parties thereto are entitled to piggyback registration rights with respect to the registration of shares of our common stock. In the event that we propose to register any shares under the Securities Act either for our own account or for the account of any of our stockholders, the parties thereto having piggyback registration rights are entitled to receive notice of such registration and to include additional shares of our common stock in any such registration, subject to customary cutbacks and other limitations.

These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of our common stock held by such stockholders to be included in such registration. We are generally required to bear all expenses of such registration (other than underwriting discounts and commissions). We, Sun Gordmans and the other investors, agreed to not effect any public sale or distribution of equity securities during the period commencing seven days before the effective date of such registration and ending 180 days thereafter, and the other holders of securities with registration rights may not make any public sale or distribution (including sales pursuant to Rule 144) during the period commencing seven days before the effective date of such registration and ending 90 days thereafter, unless, in each case, the underwriters managing the registered public offering otherwise agree. In connection with each of these registrations, we have agreed to indemnify the holders of registrable securities against certain liabilities under the Securities Act.

Employment and Other Agreements with Management

We have entered into an employment agreement with Mr. Gordman, our President and Chief Executive Officer, and a bonus agreement and severance agreement with certain of our named executive officers as well as the following executive officers: Mr. Morand and Mr. Crump. For more information regarding these agreements, see “Executive Compensation—Compensation Tables—Agreements with, and Potential Payments to, Named Executive Officers.”

Leases with Related Parties

We have entered into lease agreements for our Lincoln, Nebraska retail store location and our corporate office with A. G. Realty, an organization owned in part by Nelson T. Gordman and Jerome P. Gordman, stockholders of the company and the uncle and father, respectively, of our President and Chief Executive Officer. The lease for the Lincoln, Nebraska retail store location has been in existence for 41 years and expires in October 2010. The lease will not be renewed as this retail store will be relocated in the fall of 2010. The lease for our corporate office was in effect for 43 years when it expired in 2009, at which time a new five year lease was executed that expires in 2014. This lease contains an option to renew for another five year period. Rent paid in fiscal 2009 for the Lincoln, Nebraska retail store and our corporate office was $175,200 and $419,400, respectively. The aggregate amount of remaining rent due after fiscal year 2009 is approximately $1.75 million for our corporate office and $131,419 for our Lincoln, Nebraska retail store.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation will provide that for so long as affiliates of Sun Capital own 30% or more of our outstanding shares of common stock, they will have the right to designate a majority of our Board of Directors. For so long as Sun Capital has the right to designate a majority of our Board of Directors, the directors designated by affiliates of Sun Capital are expected to constitute a majority of each committee of our Board of Directors (other than the Audit Committee) and the chairman of each of the committees (other than the Audit Committee) is expected to be a director serving on such committee who is selected by affiliates of Sun Capital, provided that, at such time as we are not a “controlled company” under the Nasdaq Global Select Market corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our Board of Directors will be “independent directors,” as defined under the rules of the Nasdaq Global Select Market.

Statement of Policy Regarding Transactions with Related Persons

In connection with this offering, we will adopt a written statement of policy with respect to related party transactions, which is administered by our Nominating and Corporate Governance Committee. Under our related party transaction policy, a “Related Party Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person not including any transactions involving less than $120,000 when aggregated with all similar transactions, or transactions that have received pre-approval of our Audit Committee. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in such entity.

Pursuant to our related party transaction policy, a Related Party Transaction may only be consummated or may only continue if:

•	our Nominating and Corporate Governance Committee approves or ratifies such transaction in accordance with the terms of the policy; or

•

the chair of our Nominating and Corporate Governance Committee pre-approves or ratifies such transaction and the amount involved in the transaction is less than $120,000, provided that for the Related Party Transaction to continue it must be approved by our Audit Committee at its next regularly scheduled meeting.

If advance approval of a Related Party Transaction is not feasible, then that Related Party Transaction will be considered and, if our Nominating and Corporate Governance Committee determines it to be appropriate, ratified, at its next regularly scheduled meeting. If we decide to proceed with a Related Party Transaction without advance approval, then the terms of such Related Party Transaction must permit termination by us without further material obligation in the event our ratification is not forthcoming at our next regularly scheduled meeting.

Transactions with Related Persons, though not classified as Related Party Transactions by our related party transaction policy and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules and regulations.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon completion of this offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our currently authorized capital stock, adjusted for a 15.4888 for 1 stock split as disclosed elsewhere in this prospectus, consists of 44,917,520 shares of common stock, par value $0.001 per share, and 100,000 shares of preferred stock, par value $0.001 per share. In connection with this offering, we are increasing our authorized capital stock to consist of 50,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. On April 30, 2010, there were 15,488,800 shares of our common stock outstanding, held of record by two stockholders and no shares of preferred stock outstanding. Following completion of this offering, there will be 18,703,086 shares of our common stock outstanding.

As of April 30, 2010, there were 1,285,570 shares of our common stock subject to outstanding options, 1,084,216 of which were non-vested and 201,354 of which were vested.

Common stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock will vote as a single class on all matters relating to the election and removal of directors on our Board of Directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election of directors, or as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” See also “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We intend to apply to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol GMAN.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                    .

Preferred Stock

Our amended and restated certificate of incorporation will authorize our Board of Directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Board Composition

Our amended and restated certificate of incorporation will provide that for so long as affiliates of Sun Capital own 30% or more of our outstanding shares of common stock, they will have the right to designate a majority of our Board of Directors. For so long as Sun Capital has the right to designate a majority of our Board of Directors, the directors designated by affiliates of Sun Capital are expected to constitute a majority of each committee of our Board of Directors (other than the Audit Committee) and the chairman of each of the committees (other than the Audit Committee) is expected to be a director serving on such committee who is selected by affiliates of Sun Capital, provided that, at such time as we are not a “controlled company” under the Nasdaq Global Select Market corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our Board of Directors will be “independent directors,” as defined under the rules of the Nasdaq Global Select Market.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against Sun Capital, or any of our directors who are associates of, or affiliated with, Sun Capital, in a manner that would prohibit them from investing in competing businesses or doing business with our clients or guests. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We are a ‘controlled company,’ controlled by investment funds managed by affiliates of Sun Capital whose interests in our business may be different from yours.”

Antitakeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our Board of Directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes, with each class serving three-year staggered terms. In addition, under the General Corporation Law of the State of Delaware (DGCL), directors serving on a classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of the majority of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of the stockholders may be called only upon a resolution approved by a majority of our Board of Directors then in office.

Requirements for Nominations and Proposals at Stockholder Meetings

Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our amended and restated bylaws will also provide that nominations of persons for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our Board of Directors or (2) provided that our Board of Directors has determined that directors shall be elected at such meeting, by any stockholder who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (ii) is entitled to vote at the meeting and upon such election, and (iii) complies with the notice procedures set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Business Combinations with Interested Stockholders

We will elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that both Sun Capital and any persons to whom Sun Capital sells their common stock will be deemed to have been approved by our Board of Directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203.

Requirements for Amendments to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation will provide that our amended and restated bylaws may be adopted, amended, altered or repealed by (i) the vote of a majority of directors then in office or (ii) the vote of 66 2/3% of holders of all of our outstanding capital stock entitled to vote generally in the election of directors.

Our amended and restated certificate of incorporation will provide that Articles Six, Seven, Eight, Ten, Eleven and Twelve may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation will also provide that Article Nine, which deals with corporate opportunity, may only be amended, altered or repealed by a vote of 80% of the voting power of all of our shares of common stock then outstanding. See “—Corporate Opportunity.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Gordmans, Inc. is the borrower under a loan, guaranty and security agreement dated as of February 20, 2009, as amended from time to time thereafter, with Wells Fargo Retail Finance, LLC as agent and a lender and certain other lenders party thereto from time to time. Gordmans Distribution Company, Inc., Gordmans Management Company, Inc., Gordmans Stores, Inc. and Gordmans Intermediate Holdings Corp. are all guarantors under the loan agreement. The loan agreement provides an equipment term loan in the original principal amount of $2.0 million (the “equipment term loan”), which was used to refinance existing indebtedness. In addition, the loan agreement originally provided a revolving line of credit facility for general working capital needs of up to $63.0 million, which was increased to $78.0 million on March 31, 2009 (the “revolving line of credit facility”). The description below includes the terms of the fourth amendment to the loan agreement, which will be effective upon the successful completion of this offering.

Revolving Line of Credit Facility

The revolving line of credit facility is available for working capital and other general corporate purposes and is scheduled to expire on February 20, 2013. The revolving line of credit facility contains a sub-facility for swing line loans equal to at least $7.5 million and a sub-facility for standby and documentary letters of credit up to a maximum of $15.0 million.

At January 30, 2010, we had no borrowings outstanding under our revolving line of credit facility and excess availability of $22.9 million, including letters of credit issued with an aggregate face amount of $5.4 million.

Interest is payable on borrowings under the revolving line of credit facility monthly at a rate equal to LIBOR or the base rate, plus an applicable margin, as selected by management. The applicable margin is as follows:

•	For LIBOR advances:

—	During a non-seasonal borrowing period, 4.00% per annum or 3.75% per annum if excess availability is $20.0 million or greater, and

—	During a seasonal borrowing period, 4.75% per annum or 4.50% per annum if excess availability is $20.0 million or greater.

•	For base rate advances:

—	During a non-seasonal borrowing period, 3.00% per annum or 2.75% per annum if excess availability is $20.0 million or greater, and

—	During a seasonal borrowing period, 3.75% per annum or 3.50% per annum if excess availability is $20.0 million or greater.

The seasonal borrowing period is a 105-day period that commences each year after delivery by us of notice thereof and must commence, if at all, at some time between July 1st and August 31st.

Letters of credit issued under the revolving line of credit facility are subject to the following fee payable monthly:

•	For standby letters of credit, 4.00% per annum or 3.75% per annum if excess availability is $20.0 million or greater.

•	For documentary letters of credit, 3.50% per annum or 3.25% per annum if excess availability is $20.0 million or greater.

An unused line fee is payable quarterly in an amount equal to 0.50% of the sum of the average daily unused revolving commitment plus the average daily unused letter of credit commitment. A customary fee is also payable to the administrative agent under the loan agreement on an annual basis.

The availability of the revolving line of credit facility is subject to a borrowing base, which is compromised of the following:

•	90% of eligible credit card receivables, plus

•

During a seasonal borrowing period, 95% of the net liquidation value of eligible landed inventory and during a non-seasonal borrowing period, 90% of the net liquidation value of eligible landed inventory, plus

•	The lowest of:

—

During a seasonal borrowing period, 95% of the net liquidation value of eligible distribution center inventory and during a non-seasonal borrowing period, 90% of the net liquidation value of eligible distribution center inventory, and

—	$15.0 million, plus

•	The lowest of:

—

During a seasonal borrowing period, 95% of the net liquidation value of eligible in-transit inventory and during a non-seasonal borrowing period, 90% of the net liquidation value of eligible in-transit inventory, and

—	$5.0 million, less

•

Certain reserves that can be imposed by the administrative agent under the Loan Agreement, in its permitted discretion, including, but not limited to, reserves for landlord liens, guest liabilities and inventory.

Equipment Term Loan

The equipment term loan was fully drawn in a single draw on the closing date. It matures on February 20, 2012 and amortizes in 36 equal monthly installments. Interest is payable on the equipment term loan monthly at a per annum rate equal to the base rate plus 4.00%.

Other Terms of the Loan Agreement

All obligations under the loan agreement are guaranteed by Gordmans Stores, Inc. and its existing and future subsidiaries (other than Gordmans, Inc., the borrower) and secured by a lien on substantially all of the assets of Gordmans Stores, Inc. and its existing and future subsidiaries. Our collection accounts are subject to a daily sweep into concentration accounts and these concentration accounts are subject to springing cash dominion in favor of the administrative agent upon an event of default or excess availability falling below $20 million.

The loan agreement requires us to maintain minimum excess availability equal to the greater of 12.5% of the weekly borrowing base and $6.0 million; provided that during a seasonal borrowing period, we must maintain minimum excess availability equal to the greater of (i) 15% of the lesser of (x) the borrowing base and (y) the revolving commitment and (ii) $8 million. The loan agreement also prohibits the making of capital expenditures in any fiscal year in excess of $25 million.

In addition, the loan agreement includes negative covenants that, subject to exceptions, limit our ability to, among other things:

•	incur additional indebtedness;

•	create liens on assets;

•	engage in mergers, consolidations, liquidations and dissolutions;

•	sell assets (including pursuant to sale leaseback transactions);

•	pay consulting fees, dividends and distributions or repurchase its capital stock;

•	make investments (including acquisitions), loans, or advances;

•	prepay certain junior indebtedness;

•	engage in certain transactions with affiliates;

•	amend material agreements governing certain junior indebtedness; and

•	change our lines of business.

The loan agreement includes certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, material judgments, the invalidity of material provisions of the loan agreement and documentation entered into in connection therewith, the failure of collateral under the security documents for the facilities under the loan agreement and a change of control. If an event of default occurs, the lenders under the loan agreement will be entitled to take various actions, including the acceleration of all amounts due under the loan agreement and all actions permitted to be taken by a secured creditor.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 18,703,086 shares of common stock outstanding. Of these shares of common stock, the 5,357,143 shares of common stock being sold in this offering, plus any shares sold by the selling stockholders upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 13,345,943 shares of common stock held by our existing stockholders upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in the “Underwriting” section, taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 187,031 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our associates, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2010 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of the underwriting agreement to be executed by us in connection with this offering continuing through the date that is 180 days after the date of the underwriting agreement, except with the prior written consent of Piper Jaffray and Wells Fargo Securities. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New legislation relating to foreign accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institutions) or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners (which generally includes any U.S. person who directly or indirectly own more than 10% of the entity) or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

The underwriter named below has agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite its name below. The underwriter is committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
Wells Fargo Securities, LLC
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co. Incorporated

Total	5,357,143

The underwriter has advised us and the selling stockholders that it proposes to offer the common shares to the public at $             per share. The underwriter proposes to offer the common shares to certain dealers at the same price less a concession of not more than $             per share. The underwriter may allow, and the dealers may reallow, a concession of not more than $             per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriter.

We have granted to the underwriter an option to purchase up to an additional              shares from us, and the selling stockholders have granted to the underwriter an option to purchase up to an additional              common shares, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth above. The underwriter may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriter exercises the option, the underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total with No Exercise	Total with Full Exercise
Paid by us	$	$	$
Paid by the selling stockholders	$	$	$

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and certain associates, principal stockholders and the selling stockholders have agreed to certain restrictions on our ability to sell additional common shares for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any common shares, options or warrants to acquire common shares, or any related security or instrument, without the prior written consent of Piper Jaffray and Wells Fargo Securities. The agreements provide exceptions for sales to underwriters pursuant to the purchase agreement, and certain other situations.

Prior to this offering, there has been no established trading market for the shares. The initial public offering price for the common shares offered by this prospectus was negotiated by us and the underwriter. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospectus for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of this offering and other relevant factors. There can be no assurance that the initial public offering price of the common shares will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that an active public market for the common shares will develop and continue after this offering.

To facilitate this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares during and after this offering. Specifically, the underwriter may over-allot or otherwise create a short position in the common shares for its own account by selling more common shares than have been sold to it by us and the selling stockholders. The underwriter may elect to cover any such short position by purchasing common shares in the open market or by exercising the over-allotment option granted to the underwriter. In addition, the underwriter may stabilize or maintain the price of the common shares by bidding for or purchasing common shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if common shares previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common shares to the extent that it discourages resales of the common shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter and selling group members may also engage in passive market making transactions in our common shares. Passive market making consists of displaying bids on the Nasdaq Global Select Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Selling Restrictions

Sales outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited (“WFSIL”). WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is an investment firm incorporated in the United Kingdom and is regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

Notice to prospective investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares of our common stock has been made or will be made to the public in that Relevant Member State, except that, with effect from and including such date, an offer of shares of our common stock may be made to the public in the Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to prospective investors in the United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Order. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

Notice to prospective investors in Hong Kong

Our common stock may not be offered or sold by means of any document other than: (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance. No advertisement, invitation or other document relating our common stock may be issued, whether in Hong Kong or elsewhere, where such document is directed at, or the contents are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong), other than with respect to such common stock that is intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules thereunder.

Notice to prospective investors in Switzerland

This prospectus, as well as any other material relating to the shares of our common stock which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this prospectus, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This prospectus may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of our common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to prospective investors in France

The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying Prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to prospective investors in Italy

The offering of the securities has not been registered pursuant to the Italian securities legislation and, accordingly, we have not offered or sold, and will not offer or sell, our common stock in the Republic of Italy in a solicitation to the public, and that sales of our common stock in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, our common stock cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

We will not offer, sell or deliver any securities or distribute copies of this prospectus or any other document relating to our common stock in the Republic of Italy except to “Professional Investors”, as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998 as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as

amended (“Decree No. 58”), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of our common stock or distribution of copies of this prospectus or any other document relating to our common stock in the Republic of Italy must be:

(a)	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

(b)	in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless and exemption, depending, inter alia, on the aggregate amount and the characteristics of our common stock issued or offered in the Republic of Italy, applies; and

(c)	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Notice to prospective investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute shares of our common stock in Germany. Consequently, shares of our common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS PROSPECTUS AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF SHARES OF OUR COMMON STOCK TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. Shares of our common stock are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to prospective investors in Norway

Shares of our common stock will not be offered in Norway other than (i) to investors who are deemed professional investors under Section 5-4 of the Norwegian Securities Trading Act of 1997 as defined in Regulation no. 1424 of 9 December 2005 (“Professional Investors”), (ii) to fewer than 100 investors that are not Professional Investors or with a total consideration of less than EUR 100,000 calculated over a period of 12 months, or (iii) with a minimum subscription amount of EUR 50,000. Consequently, no public offering will be made in Norway and this prospectus has not been filed with or approved by any Norwegian authority. The prospectus must not be reproduced or otherwise distributed to others by the recipient.

Notice to prospective investors in Finland

This prospectus has not been prepared to comply with the standards and requirements regarding public offering set forth in the Finnish Securities Market Act (1989/495, as amended) and it has not been approved by the Finnish Financial Supervision Authority. Shares of our common stock may not be offered, sold, advertised or otherwise marketed in Finland under circumstances which constitute public offering of securities under Finnish law.

Acceptance of prospectus

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

CONFLICT OF INTEREST

An affiliate of Wells Fargo Securities, one of the underwriters, is a lender under our revolving line of credit facility and may receive more than five percent of the net proceeds of this offering as a result of our intention to repay borrowings under the revolving line of credit facility. Thus, Wells Fargo Securities may be deemed to have a “conflict of interest” under the applicable provisions of Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Piper Jaffray is acting as the qualified independent underwriter and will not receive any compensation in such capacity. We have agreed to indemnify Piper Jaffray in its capacity as the qualified independent underwriter against liabilities under the Securities Act, or contribute to payments that it may be required to make in that respect.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Sun Capital. Kirkland & Ellis LLP represents entities affiliated with Sun Capital and its affiliates in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Faegre & Benson LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements and schedule included in this prospectus and elsewhere in this Registration Statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read, inspect without charge and obtain a copy of the registration statement or any of our other materials we file or filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room free of charge at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of the documents at prescribed rates by contacting the Securities and Exchange Commission’s Public Reference Room at (202) 551-8090. Please call the Securities and Exchange Commission, at its toll-free number at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information that we file electronically with the Securities and Exchange Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page Number
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the year ended February 2, 2008, for the 228 days ended September 17, 2008, for the 136 days ended January 31, 2009, and for the year ended January 30, 2010	F-3
Consolidated Balance Sheets as of January 31, 2009 and January 30, 2010	F-4

Consolidated Statements of Stockholders’ Equity for the year ended February 2, 2008, for the 228 days ended September 17, 2008, for the 136 days ended January 31, 2009, and for the year ended January 30, 2010

F-5
Consolidated Statements of Cash Flows for the year ended February 2, 2008, for the 228 days ended September 17, 2008, for the 136 days ended January 31, 2009, and for the year ended January 30, 2010	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Statements of Operations for the 13 weeks ended May 2, 2009 and May 1, 2010 (unaudited)	F-24
Condensed Consolidated Balance Sheets as of January 30, 2010 and May 1, 2010 (unaudited)	F-25
Condensed Consolidated Statements of Cash Flows for the 13 weeks ended May 2, 2009 and May 1, 2010 (unaudited)	F-26
Notes to Unaudited Condensed Consolidated Financial Statements	F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Gordmans Stores, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Gordmans Stores, Inc. and subsidiaries (“Successor”) as of January 31, 2009 and January 30, 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for Gordmans, Inc. and subsidiaries (“Predecessor”) for the year ended February 2, 2008, 228 days ended September 17, 2008, and for the Successor for the 136 days ended January 31, 2009, and the year ended January 30, 2010, as discussed in Note A to the Consolidated Financial Statements. Our audits of the basic financial statements included the financial statement schedules listed in the index appearing under Item 16(b). These financial statements and financial statement schedules are the responsibility of the Predecessor’s and Successor’s Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Predecessor or Successor is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s and Successor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gordmans Stores, Inc. and subsidiaries as of January 31, 2009 and January 30, 2010, and the results of Gordmans, Inc. and subsidiaries operations and their cash flows for the year ended February 2, 2008, 228 days ended September 17, 2008, and the results of the Gordmans Stores, Inc. and subsidiaries operations and their cash flows for the 136 days ended January 31, 2009, and the year ended January 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As is discussed in Note B to the consolidated financial statements, effective September 17, 2008, all of the outstanding common stock of Gordmans, Inc. was acquired in a business combination. As a result of the acquisition, the financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and therefore, is not comparable.

/s/ GRANT THORNTON LLP

Kansas City, Missouri

April 30, 2010 (except for Note A as to which the date is August 4, 2010)

GORDMANS STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in 000’s except share data)

	Predecessor	Predecessor	Successor	Successor
	Year Ended February 2, 2008	228 Days Ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended January 30, 2010
Net sales	$437,070	$244,212	$188,458	$457,533
License fees from leased departments	5,433	3,362	2,103	5,679
Cost of sales	(268,086)	(145,668)	(116,410)	(269,177)

Gross profit	174,417	101,906	74,151	194,035
Selling, general and administrative expenses	(169,195)	(104,433)	(66,100)	(167,842)

Income / (loss) from operations	5,222	(2,527)	8,051	26,193
Interest expense	(1,937)	(822)	(697)	(1,052)

Income / (loss) before taxes	3,285	(3,349)	7,354	25,141
Income tax (expense) / benefit	(1,168)	998	(2,616)	(9,273)

Net income / (loss)	$2,117	$(2,351)	$4,738	$15,868

Net income / (loss) per common share (basic)	$0.13	$(0.14)	$0.31	$1.02
Weighted-average common shares outstanding (basic)	16,610,300	16,597,100	15,488,800	15,488,800
Net income / (loss) per common share (assuming dilution)	$0.13	$(0.14)	$0.31	$0.99
Weighted-average common shares outstanding (including dilutive securities)	16,703,342	16,611,040	15,488,800	16,036,422
Supplemental Pro forma net income per share (unaudited)(1)				1.01
Shares used to calculate Supplemental Pro forma net income per share (unaudited)				15,588,800

(1)

Unaudited supplemental pro forma net income per share has been presented in accordance with the SEC Staff Accounting Bulletin Topic 1.B.3, or SAB 1.B.3. As outlined in SAB 1.B.3, the special dividend paid in June 2010, to the extent it exceeds the previous twelve months earnings will be treated as a note payable to Sun Capital with the planned repayment of the note payable deemed to be funded from the net proceeds from this offering. Net income for the twelve-months ended May 1, 2010 was $18.6 million. Accordingly, under SAB 1.B.3, the Company has deemed to have utilized $1.4 million of net proceeds to pay the $1.4 million note payable. Supplemental pro forma net income per share includes 100,000 additional shares for the year ended January 30, 2010, representing the number of shares deemed for accounting purposes to have been sold in this offering in order to raise $1.4 million to pay the Sun Capital aggregate $20 million special dividend. To compute the number of shares, the Company utilized the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting the estimated underwriting discounts and offering expenses payable by the Company.

See notes to consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in 000’s except share data)

	Successor January 31, 2009	Successor January 30, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,218	$16,601
Accounts receivable	2,108	2,544
Landlord receivable	1,281	423
Income tax receivable	2,093	—
Merchandise inventories	44,153	49,291
Deferred income taxes	1,117	2,491
Prepaid expenses	5,303	4,581

Total current assets	61,273	75,931
PROPERTY, BUILDINGS AND EQUIPMENT, net	7,654	10,444
INTANGIBLE ASSETS, net	2,368	2,262
DEFERRED INCOME TAXES	5,578	1,050
OTHER ASSETS	986	2,431

TOTAL ASSETS	$77,859	$92,118

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Revolving line of credit facility	$9,700	$—
Accounts payable	18,012	30,685
Income taxes payable	—	3,715
Accrued expenses	21,770	24,633
Notes payable, current portion	—	667
Capital lease obligations	—	68

Total current liabilities	49,482	59,768

NONCURRENT LIABILITIES:
Notes payable, net of current portion	—	778
Deferred rent	2,440	4,686
Other liabilities	1,199	937

Total noncurrent liabilities	3,639	6,401

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock $0.001 par value, 100,000 shares authorized, none issued and outstanding as of January 30, 2010 and January 31, 2009:	—	—
Common stock $0.001 par value, 44,917,520 shares authorized, 15,488,800 issued and outstanding as of January 30, 2010 and January 31, 2009:	15	15
Additional paid-in capital	19,985	20,328
Retained earnings	4,738	5,606

Total stockholders’ equity	24,738	25,949

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$77,859	$92,118

See notes to consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in 000’s except share data)

	Shares			Additional
	Preferred Stock	Common Stock	Treasury Stock	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
PREDECESSOR
BALANCE, February 3, 2007	—	20,000,000	3,377,000	$—	$200	$4,446	$36,255	$(2,510)	$38,391
Issuance of stock through exercise of stock options	—	—	(4,000)	—	—	(3)	—	3	—
Acquisition of treasury stock	—	—	30,000	—	—	—	—	(125)	(125)
Stock compensation expense	—	—	—	—	—	51	—	—	51
Tax benefit related to exercise of employee stock options	—	—	—	—	—	6	—	—	6
Net income	—	—	—	—	—	—	2,117	—	2,117

BALANCE, February 2, 2008	—	20,000,000	3,403,000	—	200	4,500	38,372	(2,632)	40,440
Net loss	—	—	—	—	—	—	(2,351)	—	(2,351)

BALANCE, September 17, 2008	—	20,000,000	3,403,000	$—	$200	$4,500	$36,021	$(2,632)	$38,089

SUCCESSOR
BALANCE, September 18, 2008	—	—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	—	15,488,800	—	—	15	19,985	—	—	20,000
Net income	—	—	—	—	—	—	4,738	—	4,738

BALANCE, January 31, 2009	—	15,488,800	—	—	15	19,985	4,738	—	24,738
Stock compensation expense	—	—	—	—	—	343	—	—	343
Payment of dividend ($0.97 per share)	—	—	—	—	—	—	(15,000)	—	(15,000)
Net income	—	—	—	—	—	—	15,868	—	15,868

BALANCE, January 30, 2010	—	15,488,800	—	$—	$15	$20,328	$5,606	$—	$25,949

See notes to consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in 000’s)

	Predecessor	Predecessor	Successor	Successor
	Year Ended February 2, 2008	228 Days Ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended January 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income / (loss)	$2,117	$(2,351)	$4,738	$15,868
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization	7,483	4,975	441	1,757
Amortization of deferred financing fees	50	24	—	470
Loss (gain) on retirement/sale of property and equipment	140	(5)	—	7
Deferred income taxes	608	(203)	483	3,154
Stock option expense	51	—	—	343
Excess tax benefit – share based compensation	(6)	—	—	—
Net changes in assets and liabilities, net of effect of acquisition:
Accounts receivable and income tax receivable	810	(1,862)	(3,365)	2,515
Merchandise inventories	7,323	(15,602)	18,489	(5,138)
Prepaid expenses	(210)	(1,166)	2,217	722
Other assets	(161)	1,238	(447)	(44)
Accounts payable	(4,118)	6,652	(3,196)	11,854
Deferred rent	(867)	554	2,334	2,246
Income tax payable	(350)	(413)	(96)	3,715
Other accrued expenses	596	5,011	(2,676)	2,601

Net cash provided by / (used in) operating activities	13,466	(3,148)	18,922	40,070

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition, net of cash acquired	—	—	(52,506)	—
Purchase of property and equipment	(11,576)	(8,528)	(1,883)	(3,865)
Proceeds from sale of property and equipment	1,750	21	9,534	222
Proceeds from insurance settlement	—	—	—	169

Net cash used in investing activities	(9,826)	(8,507)	(44,855)	(3,474)

CASH FLOWS FROM FINANCING ACTIVITIES:
Revolving line of credit activity, net	(6,572)	17,126	(24,510)	(9,700)
Proceeds from revolving line of credit related to acquisition	—	—	32,506	—
Proceeds from financing	5,031	—	—	2,000
Debt issuance costs paid	—	—	—	(1,870)
Payment on obligations under capitalized leases and financing agreements	(2,497)	(1,956)	—	(643)
Mortgage payments	(167)	(5,582)	—	—
Dividends paid	—	—	—	(15,000)
Excess tax benefit – share based compensation	6	—	—	—
Purchase of treasury stock	(125)	—	—	—
Proceeds from issuance of common stock	—	—	20,000	—

Net cash provided by / (used in) financing activities	(4,324)	9,588	27,996	(25,213)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(684)	(2,067)	2,063	11,383
CASH AND CASH EQUIVALENTS, Beginning of period	5,906	5,222	3,155	5,218

CASH AND CASH EQUIVALENTS, End of period	$5,222	$3,155	$5,218	$16,601

See notes to consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business – Gordmans Stores, Inc., formerly known as Gordmans Holding Corp. (the “Company”), operated 66 off-price department stores under the trade name “Gordmans” located in 16 states throughout the Midwest as of January 30, 2010. On April 29, 2010 the Company changed its name from Gordmans Holding Corp. to Gordmans Stores, Inc. The name change had no effect on the consolidated financial statements other than the change of name. Gordmans offers a wide assortment of name brand clothing for all ages, accessories, footwear and home fashions for up to 60% off department and specialty store regular prices every day in a fun, easy-to-shop environment. As described in Note B, on September 17, 2008, 100% of the outstanding stock of Gordmans, Inc. was acquired in a business combination. The assets and liabilities of the Company were recorded at fair value. As a result, the financial information for the period after acquisition (the “Successor”) is presented on a different cost basis than that for the period before acquisition (the “Predecessor”) and, therefore, is not comparable.

Stock Split – On August 4, 2010 a 15.4888 for 1 stock split of the Successor Company’s outstanding common stock was approved by the Company’s stockholders. This split is effective upon the completion of the Company’s initial public offering. All common shares, per share data, and option exercise prices in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all Successor Company periods presented, which are subsequent to September 17, 2008 to give effect to the stock split.

Segment Reporting – The Company has one reportable segment. The Company’s operations include only activities related to retail stores throughout the Midwest.

Basis of Presentation – The consolidated financial statements include the accounts of Gordmans Stores, Inc. and its subsidiaries, Gordmans Intermediate Holding Corp., Gordmans, Inc., Gordmans Management Company, Inc. and Gordmans Distribution Company, Inc. All intercompany transactions and balances have been eliminated in consolidation. The Company utilizes a 52-53 week fiscal year whereby the fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal years 2007 and 2009 represent fifty-two week years ended February 2, 2008 and January 30, 2010 respectively. As a result of the September 17, 2008 acquisition described in Note B, fiscal year 2008 is divided between Predecessor and Successor periods of February 3, 2008 through September 17, 2008 (“2008 Predecessor period”) and September 18, 2008 through January 31, 2009 (“2008 Successor period”), respectively.

Revenue Recognition – Revenue is recognized at the point-of-sale, net of estimated returns and allowances and exclusive of sales tax. License fees from leased departments represent a percentage of total footwear and maternity sales due to the licensing of the footwear and maternity businesses to third parties. Footwear and maternity sales under these licensing arrangements are not included in net sales, but are included separately on the statement of operations. Layaway sales are deferred until the sale has been paid in full. Sales of gift cards are deferred until they are redeemed for the purchase of the Company’s merchandise. Gift card breakage is recorded as revenue when the likelihood of redemption becomes remote, which has been determined to be three years after the date of last use. The Company similarly reverses revenue and records deferred revenue on its balance sheet for merchandise credits issued related to customer returns and recognizes this revenue upon the redemption of the merchandise credits.

Cash Equivalents – The Company considers all highly liquid assets with an original maturity of three months or less and credit card and debit card receivables from banks, which settle within one to five business days, to be cash equivalents.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Merchandise Inventories – Merchandise inventories are stated at the lower of cost or market, using the conventional retail method with last-in, first-out (LIFO) for the Predecessor Company and the conventional retail method with first-in, first-out (FIFO) for the Successor Company. Under the retail method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. This method involves management estimates with regard to such things as markdowns and inventory shrinkage. A significant factor involves the recording and timing of permanent markdowns. Under the retail method, permanent markdowns are reflected in inventory valuation when the price of an item is reduced. Inventory shortage involves estimating a shrinkage rate, but is based on a full physical inventory near the fiscal year end. All inventories are in one class and are classified as finished goods. Inventories in possession of the Company’s carrier are included in merchandise inventories as legal title and risk of loss had passed. Inventory reserve for obsolescence was $0.4 million and $0.3 million as of January 31, 2009 and January 30, 2010, respectively.

Property, Buildings and Equipment – Property, buildings and equipment are recorded at cost and are depreciated for financial reporting purposes using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of their related lease terms or useful life, up to a maximum of 7 years. For leases with renewal periods at the Company’s option, the Company uses the original lease term, excluding renewal option periods to determine the estimated useful lives. Furniture, fixtures and equipment are depreciated over a period of five to ten years. Buildings and equipment recorded under capital leases are amortized using the straight-line method over the shorter of the related lease terms or useful life of the assets, generally twenty to forty years.

The Company has determined it is the accounting owner of certain leased store locations during the construction period of such assets. Effectively, a sale and leaseback of these assets occurs when construction of the asset is complete and the lease term begins. No gain or loss associated with the sale of such assets is recognized by the Company as the Company receives reimbursement from the landlord for the construction and leases are structured as operating leases.

Accounts Receivable – Accounts receivable primarily consists of non-trade accounts receivable recorded at net realizable value.

Intangible Assets – Intangible assets with indefinite lives are not amortized. Instead, indefinite-lived intangible assets are subject to periodic (at least annual) tests for impairment. Impairment testing is performed in two steps: (i) the Company assesses indefinite lived assets for impairment by comparing the fair value with its carrying value and (ii) if the fair value is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess. At January 31, 2009 and January 30, 2010, the Company completed step one of the impairment test and determined that no impairment existed.

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. No impairment was recorded during the fiscal year 2008 Successor period and fiscal year 2009.

Long-Lived Assets – The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If such a review indicates that the carrying amounts of long-lived assets are not recoverable, the Company reduces the carrying amounts of such assets to their fair values. No impairment was recorded during fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009.

Operating Leases – The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provisions. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins the pre-opening merchandising process, approximately seven weeks prior to opening the store to the public.

For tenant improvement allowances and rent holidays, the Company records a deferred rent liability in “Deferred Rent” on the consolidated balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the consolidated statements of operations.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the consolidated statements of operations.

Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in “Accrued Expenses” on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Deferred Financing Fees – Deferred financing fees related to a revolving line of credit facility with Wells Fargo Retail Finance, LLC, CIT Bank, and PNC Bank (“WF LOC”) are recorded in other assets and amortized using the straight-line method over the term of the related financing agreement. Fees related to equipment loan as part of WF LOC (“Equipment Loan”) are amortized over the contractual term of the loan using the effective-yield method.

Self-Insurance – The Company is self-insured for certain losses related to health, dental, workers’ compensation and general liability insurance, although the Company maintains stop-loss coverage with third-party insurers to limit liability exposure. Liabilities associated with these losses are estimated, in part, by considering historical claims experience, industry factors and other assumptions.

Advertising Costs – Advertising costs are expensed as incurred and were $15.1 million, $8.0 million, $6.4 million and $11.6 million for fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009, respectively.

Employee Stock-Based Compensation – The Company recognized all share-based payments to employees in the income statement based on the grant date fair value of the award for those awards that are expected to vest. Forfeitures of awards are estimated at the time of grant and revised appropriately in subsequent periods if actual forfeitures differ from those estimates. The Company utilizes the Black-Scholes option valuation model to calculate the valuation of each stock option. Expected volatility was based on historical volatility of the common stock for a peer group of other companies within the retail industry. The expected term of the options represents the period of time until exercise or termination and is based on the historical experience of similar awards. The risk free rate is based on the U.S. Treasury rate at the time of the grants for instruments of a comparable life. The dividend yield of the index was assumed to be zero in fiscal 2007, 2008 Predecessor period and 2008 Successor period and two percent in fiscal 2009.

Cost of Sales – Includes the direct cost of purchased merchandise, inventory shrinkage, inventory write-downs and inbound freight to our distribution center.

Selling, General and Administrative – Includes all operating expenses not included in cost of sales. These expenses include payroll and other expenses related to operations at our corporate office, store expenses,

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

occupancy costs, certain distribution and warehousing costs (aggregating to $14.4 million, $9.4 million, $5.5 million, and $15.6 million for fiscal year 2007, 2008 Predecessor period, 2008 Successor period, and fiscal year 2009, respectively), depreciation and amortization and advertising expense.

Store Pre-opening Costs – Costs associated with the opening of new stores are expensed as incurred.

Income Taxes – Income Taxes are accounted for under an asset and liability approach that includes the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and laws, as appropriate. A valuation allowance is provided to reduce deferred tax assets when management cannot conclude that it is more likely than not that a tax benefit will be realized.

Effective February 4, 2007, the Predecessor Company adopted the applicable accounting guidance that changed the framework for accounting for uncertainty in income taxes and provided a comprehensive model to recognize, measure, present and disclose in the consolidated financial statements uncertain tax positions taken or expected to be taken on a tax return. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with tax authority assuming full knowledge of the position and all relevant facts. Application requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating their tax positions and tax benefits. As the Company obtains additional information, the Company may need to periodically adjust the recognized tax positions and tax benefits as they may not accurately anticipate actual outcomes. These periodic adjustments may have a material impact on the Company’s consolidated statements of operations.

Net Income / (Loss) Per Share – Basic net income / (loss) per common share was computed by dividing net income / (loss) by the weighted average number of shares outstanding during the period. Diluted net income / (loss) per common share was calculated based on the dilutive effect of stock options using the treasury stock method.

Financial Instruments – For the WF LOC and the Equipment Loan, fair value approximates the carrying value due to the variable interest rates of these arrangements. Based on the borrowing rates currently available to the Company for debt with similar terms, the fair value of long-term debt at January 30, 2010 approximates its carrying amount of $1.4 million. For all other financial instruments including cash, receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to the short maturity of those instruments.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company places cash in highly rated financial institutions and in money market accounts and these amounts are sometimes in excess of the insured amount.

Use of Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties, which may cause actual results to differ from reported amounts.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Cash Flow Information – The following table sets forth non-cash operating, investing and financing activities and other cash flow information (in thousands).

	Predecessor	Predecessor	Successor	Successor
	Year Ended February 2, 2008	228 Days Ended September 17, 2008	136 Days Ended January 31, 2009	Year Ended January 30, 2010
Non-cash operating, investing and financing activities:
Purchases of property, building and equipment in accounts payable	$594	$1,033	$96	$915
Sales of property, building and equipment	—	1,934	—	209
Purchases of equipment with capital lease commitments	—	—	—	156
Other cash flow information:
Cash paid for interest	1,965	902	697	991
Cash paid / (refund received) for income taxes, net	1,104	537	4,198	(781)

B.	BUSINESS COMBINATION

On September 17, 2008, Midwest Shoppes Intermediate Holding Corp. (“Midwest Shoppes”), an affiliate of Sun Capital Partners, Inc., acquired 100% of the outstanding common shares of Gordmans, Inc., through a merger of Gordmans, Inc. with Midwest Shoppes Integrated, Inc., an indirect wholly-owned subsidiary of Midwest Shoppes. Midwest Shoppes is a wholly-owned subsidiary of Gordmans Stores, Inc. (formerly known as Gordmans Holding Corp.). Gordmans, Inc. was the surviving entity of the merger. The total consideration was $55.7 million, mainly consisting of $32.5 million of proceeds from debt issuance and a $20.0 million capital contribution from Sun Capital.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price, including acquisition costs of $1.3 million, was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The purchase price has been allocated to the respective assets and liabilities as set forth below (in thousands):

Cash	$3,155
Current assets	73,558
Property, buildings and equipment	16,661
Identifiable intangible assets	2,390
Other assets	6,152

Total assets acquired	101,916

Current liabilities	45,062
Long-term liabilities	1,193

Total liabilities assumed	46,255

Net assets acquired	$55,661

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents the unaudited pro forma results of the Company’s consolidated operations as if the transaction had occurred on February 4, 2007 and February 3, 2008, respectively, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based on their estimated fair values, management fees, changes in interest expense due to changes in borrowings and the related tax effect (in thousands):

	Year Ended February 2, 2008	Year Ended January 31, 2009
Net sales	$437,070	$432,670
Net income	$5,365	$4,431

The unaudited pro forma financial data does not purport to represent what our results would have been had the Sun Capital Acquisition actually occurred on February 4, 2007 and February 3, 2008 and they do not project our results of operations or financial condition for any future period.

C.	PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment consist of the following (in thousands):

	Successor January 31, 2009	Successor January 30, 2010
Buildings and leasehold improvements	$1,106	$1,582
Furniture, fixtures and equipment	6,091	9,099
Construction in progress	741	1,251
Capitalized leases	135	445

	8,073	12,377
Less accumulated depreciation and amortization	(419)	(1,933)

	$7,654	$10,444

Depreciation and amortization expense on property, buildings and equipment was $7.5 million, $5.0 million, $0.4 million and $1.7 million for fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009, respectively, and is included in selling, general and administrative expenses. Accumulated amortization on capital leases was $0.1 million and $0.3 million as of January 31, 2009 and January 30, 2010, respectively.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

D.	INTANGIBLE ASSETS

As a result of the business combination on September 17, 2008 (see Note B above), the Successor Company recorded $2.4 million of intangible assets, other than goodwill. Of the total intangible assets recorded, $1.8 million was assigned to a registered trade name that is not subject to amortization and $0.6 million was assigned to two license fee agreements and certain favorable lease rights negotiated by the Company. The license fee agreements and favorable lease rights are being amortized over their remaining useful lives.

Intangible assets consist of the following (in thousands):

	Weighted Average Amortization Period	Successor January 31, 2009		Successor January 30, 2010
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortizable intangible assets:
DSW license fee agreement	6.3 Years	$522	$19	$522	$110
Destination Maternity license fee agreement	2.4 Years	24	2	24	13
Favorable lease rights, net	6.0 Years	24	1	24	5

		570	22	570	128
Unamortizable intangible assets:
Trade name		1,820	N/A	1,820	N/A

Total		$2,390	$22	$2,390	$128

Amortization expense on intangible assets was $22.0 thousand and $0.1 million for 2008 Successor period and fiscal year 2009, respectively. Future amortization expense on intangible assets for the next five years is as follows (in thousands):

2010	$97
2011	87
2012	86
2013	86
2014	85

$441

E.	ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	Successor January 31, 2009	Successor January 30, 2010
Store related accruals	$10,379	$9,718
Associate compensation	4,535	7,359
Gift card liability	2,225	2,213
Accrued real estate taxes	2,560	3,212
Other taxes accrued	1,528	2,056
Accrued management fee	543	—
Interest	—	75

	$21,770	$24,633

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

F.	DEFERRED RENT

Deferred rent consists of the following (in thousands):

	Successor January 31, 2009	Successor January 30, 2010
Tenant improvement allowances	$1,917	$2,742
Straight-line rent expense	523	1,944

	$2,440	$4,686

The Company records a deferred rent liability to account for tenant improvement allowances and to record rent on a straight-line basis for operating leases.

Tenant Improvement Allowance – Tenant improvement assets, as well as the corresponding tenant improvement allowances, are recorded when the amount of new store construction exceeds the amount attributable to the landlord’s owned asset, generally the building shell. Tenant improvement assets, which generally represent furniture, fixtures and equipment, are depreciated over the initial life of the lease, prior to any lease extensions. The tenant improvement allowances (liabilities) are amortized monthly, as a reduction to the current rent expense, and serve to more accurately reflect actual occupancy costs. Predecessor Company tenant improvement allowances were written off as of September 17, 2008 in connection with the business combination described in Note B, however, tenant improvement assets were not. The tenant improvement allowances recorded on balance sheet relate to the Successor Company.

Straight-line Operating Leases – The Company’s store leases generally contain escalating rent payments over the initial term of the lease, however the Company accounts for the lease expense on a straight-line basis over that period. The straight-line rent expense is calculated at the inception of the lease, which entails recording a monthly liability for the difference between rent paid to the landlord and straight-line rent expense as calculated at the beginning of the lease, excluding renewal options. Over the life of the lease, this deferred rent liability is amortized as rent paid to the landlord eventually exceeds the calculated straight-line amount. Straight-line rent was recalculated as of September 17, 2008 in connection with the business combination described in Note B.

G.	DEBT OBLIGATIONS

Revolving Line of Credit Facility – On September 17, 2008, the Successor Company entered into a $65.0 million revolving line of credit facility with Bank of Montreal (“BM LOC”) which was amended on November 17, 2008, to increase the maximum size of the BM LOC to $75.0 million. Borrowings under this agreement initially bore interest at the prime interest rate minus 0.25%, but was subsequently changed to a fixed interest rate of 7.25%. The Successor Company utilized the BM LOC until a new financing arrangement was finalized. The Successor Company had $9.7 million in borrowings under this revolving line of credit facility at January 31, 2009 and had $65.3 million available to borrow at January 31, 2009. At January 31, 2009, the Successor Company had outstanding letters of credit totaling approximately $5.7 million. Borrowings were secured by a demand agreement guarantee that Sun Capital Partners has with Bank of Montreal.

On February 20, 2009, the Successor Company entered into a $63.0 million revolving line of credit facility with Wells Fargo Retail Finance, LLC and CIT Bank (“WF LOC”) to replace the BM LOC. The WF LOC was amended on March 31, 2009, with the addition of PNC Bank, to increase the maximum

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

size of the WF LOC to $78.0 million. Borrowings under this facility bear interest at various rates based on the excess availability and time of year, with two rate options at the discretion of management as follows: (1) For base rate advances, borrowings bear interest at prime rate plus 3.00% during non-seasonal period and prime rate plus 3.75% during seasonal period. When excess availability is $20.0 million or greater, borrowings for base rate advances bear interest at prime rate plus 2.75% during non-seasonal period and prime rate plus 3.50% during seasonal period. (2) For LIBOR rate advances, borrowings bear interest at LIBOR rate plus 4.00% during non-seasonal period and LIBOR rate plus 4.75% during seasonal period. When excess availability is $20.0 million or greater, borrowings for LIBOR advances bear interest at LIBOR rate plus 3.75% during non-seasonal period and LIBOR rate plus 4.50% during a seasonal period. Borrowings available under the WF LOC may not exceed the borrowing base (consisting of specified percentages of credit card receivables and eligible inventory less applicable reserves). Average borrowings during fiscal year 2009 were $10.2 million. The Successor Company had no borrowings under this revolving line of credit facility and had $22.9 million available to borrow at January 30, 2010. Borrowings under this facility bore an interest rate of 6.25% at January 30, 2010. As of January 30, 2010, the Successor Company had outstanding letters of credit totaling approximately $5.4 million. Borrowings were secured by the Company’s inventory, accounts receivable, and all other personal property, except as specifically excluded in the agreement. Among other provisions, the revolving line of credit facility contains certain financial covenants related to earnings before interest, taxes, depreciation and amortization (EBITDA), and restricts the amount of capital expenditures and dividends that can be paid without consent from the lenders. As of January 30, 2010, the Company is in compliance with all of its debt covenants. The credit facility expires on February 20, 2013. The WF LOC contains a subjective acceleration clause, whereby, when borrowings are outstanding on the WF LOC, Wells Fargo has full cash dominion to apply the deposits received from customers in the main concentration account against WF LOC borrowings. As a result, the acceleration clause requires the Company to classify all of the outstanding WF LOC balances as a current liability.

Notes Payable – Notes payable consist of the following (in thousands):

	Successor January 31, 2009	Successor January 30, 2010
Term notes payable	$—	$1,445
Less current portion	—	667

Noncurrent notes payable	$—	$778

As part of the Successor Company’s WF LOC, a $2.0 million Equipment Loan was established. The note contains a variable interest rate of the prevailing base rate plus 4.00% (7.25% at January 30, 2010). The loan began in February 20, 2009 and matures on February 20, 2012. Payments over the 36 month life of the note are $55.5 thousand in principal per month. Annual scheduled debt maturities are $0.7 million in fiscal years 2010 and 2011 and $0.1 million in fiscal year 2012. The loan is secured similarly to the WF LOC by the Company’s inventory, accounts receivable and all other personal property, except as specifically excluded in the agreement.

H.	LEASES

The Company has entered into short and long term capital and operating lease agreements. These leases relate to retail store locations, the distribution centers and the corporate headquarters. The leases expire on various dates through the year 2028 with most of the leases containing renewal options. Certain retail store leases contain provisions for additional rent based on varying percentages of sales.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total rental expense related to all operating leases (including related party leases and those with terms less than one year) was $30.0 million, $19.2 million, $12.9 million and $35.0 million in fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009, respectively. Included in total rental expense in each the fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009 is percentage rent of $53.9 thousand, $0.0 thousand, $47.2 thousand and $62.6 thousand, respectively. Percentage rent is calculated as a percent of sales over a specified amount, which varies by lease.

Future minimum lease payments under operating leases with rental terms of more than one year as of January 30, 2010 are as follows (in thousands):

2010	$34,278
2011	33,454
2012	32,225
2013	30,016
2014	25,761
After 2014	76,248

Total minimum lease payments	$231,982

On November 21, 2008, the Company entered into a transaction with an unrelated third party, which qualified for sale-leaseback accounting. Based on the terms, the Company sold its distribution center for $9.5 million and this asset was leased back from the purchaser over a period of 20 years and no gain was recognized on the transaction.

The Company subleased a portion of the corporate office and a portion of three store properties to third parties. Rental income was $0.3 million, $0.1 million, $0.2 million and $44.4 thousand for fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009, respectively. One store sublease arrangement is renewed monthly at the sub-lessee’s discretion, one store sublease expired in September 2007 and one expired in October 2009. The corporate office sublease, which was set to expire in May 2009, was terminated early and a settlement payment of $0.1 million was received by the Company during 2008 Successor period.

The Company leased two of its retail store locations and its corporate headquarters from organizations owned in whole or in part by certain stockholders of the Predecessor Company. During fiscal year 2007 and 2008 Predecessor period, the Company paid $0.9 million and $0.4 million, respectively, to these related organizations under the terms of the leases. One of the retail store leases was terminated during 2007 after the Company relocated the store.

Included in interest expense is interest on capital lease obligations of $0.3 million, $0.2 million, $7.0 thousand and $0.1 million in fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009, respectively.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

I.	INCOME TAXES

The provision / (benefit) for income taxes consists of the following (in thousands):

	Predecessor Year Ended February 2, 2008	Predecessor 228 Days Ended September 17, 2008	Successor 136 Days Ended January 31, 2009	Successor Year Ended January 30, 2010
Current:
Federal	$583	$(909)	$1,965	$5,657
State	(23)	114	169	463

	560	(795)	2,134	6,120
Deferred:
Federal	493	(255)	464	2,861
State	115	52	18	292

	608	(203)	482	3,153

Total	$1,168	$(998)	$2,616	$9,273

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes, and (b) federal and state tax credits and state net operating loss carryforwards.

The tax effects of significant items comprising the Company’s deferred income tax assets and liabilities as of January 31, 2009 and January 30, 2010 are as follows (in thousands):

	Successor January 30, 2009	Successor January 30, 2010
Deferred income tax assets:
Property and equipment	$5,802	$2,918
State tax credit carryforwards	287	301
State net operating loss carryforwards	6	59
Inventories	717	736
Compensatory accruals	774	1,994
Accruals and other reserves	195	160

	7,781	6,168
Deferred income tax liabilities:
Leases	(876)	(1,207)
Software	—	(1,393)
Prepaid and other assets	(210)	(27)

	(1,086)	(2,627)

Net deferred income tax asset	$6,695	$3,541

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of income tax computed at the U.S. statutory rate to income tax expense is as follows (in thousands):

	Predecessor Year Ended February 2, 2008	Predecessor 228 Days Ended September 17, 2008	Successor 136 Days Ended January 31, 2009	Successor Year Ended January 30, 2010
Income before income taxes	$3,285	$(3,349)	$7,354	$25,141
U.S. statutory tax rate	34%	34%	34%	34%

Federal income tax at U.S. statutory rate	1,117	(1,139)	2,500	8,548
State income tax expense, net of federal tax effect	61	110	124	393
Nondeductible expenses	59	38	24	49
Other	(69)	(7)	(32)	283

Total income tax expense/(benefit)	$1,168	$(998)	$2,616	$9,273

The Successor Company has state income tax credit carryovers of $0.5 million (tax effected $0.3 million), which will expire in 2018 if not utilized by that time.

As a result of the business combination on September 17, 2008, the Predecessor Company filed a short period income tax return for the period then ended, generating a federal net operating loss of approximately $5.3 million. This loss was carried back to the two preceding tax years to generate refunds of approximately $1.2 million.

As of January 30, 2010, the Successor Company had state net operating loss carryovers of $1.9 million. The deferred income tax asset related to these carryovers is indicated in the table. These carryovers will generally expire in 2030 if not utilized by then.

As discussed in Note A, the Predecessor Company adopted new accounting guidance on accounting for uncertain tax positions effective February 4, 2007. Under these principles, tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Upon adoption of this new guidance, the Predecessor Company did not recognize a material increase or decrease in the liability for unrecognized tax benefits. The total amount of unrecognized tax benefits for the year ended January 31, 2009 and as of January 30, 2010, including penalty and interest, was $0.0 in both years. As such, the Company does not expect there to be an impact on the effective tax rate.

Interest expense and penalties, if any, accrued on the unrecognized tax benefits are reflected in interest expense and selling, general and administrative expenses, respectively. The Company had no amounts accrued for interest or penalties as of January 30, 2010.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions in which a statute of limitations period exists. After the statute period expires, the tax authorities may no longer assess additional income taxes for the expired period. Additionally, once the statute period expires, the Company is no longer eligible to file claims for refund for any taxes that may have been overpaid.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of January 30, 2010, five tax periods are subject to audit by the United States Internal Revenue Service (IRS), covering the tax years ended February 2007, February 2008, September 2008, January 2009 and January 2010. The tax period ended September 2008 yielded a net operating loss that was carried back to the two preceding tax years, further extending the statute of limitations on those tax years. Various state jurisdiction tax years remain open to examination as well.

The Company believes there will be no change in its reserves for certain unrecognized tax benefits during the next 12 months.

J.	EMPLOYEE BENEFITS

The Company offers a 401(k) savings plan that allows associates to defer a percentage of their income by making pretax contributions to the savings plan. The Company provides a matching contribution equal to 50% of associate deferrals up to a maximum of 4% (the “Match”) of associate compensation. The Match was discontinued in the 4th quarter of 2008 Successor period, however, the Match was subsequently accrued in 2008 Successor period and received by the associate participants. During fiscal year 2009, the Match was paid subsequent to each respective quarter. The Match has been reinstated for fiscal year 2010. During fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009, the Company contributed $0.4 million, $0.2 million, $0.2 million and $0.3 million, respectively, to the plan. The Company’s contributions vest immediately.

The Company offers an Executive Deferred Compensation Plan (the “Plan”), which covers the Company’s executive officers. Unfunded existing Plan liabilities of $1.1 million and $0.9 million at January 31, 2009 and January 30, 2010, respectively, are included in other long-term liabilities. The Plan liability is established by the amount of the participant contributions made through salary deferral and the amount of the Company match not to exceed 6% of the participant’s base salary. Company matching obligations vested as of the business combination date of September 17, 2008. The Company match of executive contributions was reduced to 0% effective February 1, 2009, however, the Company continues to incur interest costs on the Plan liability. The Company’s matching and interest obligations for fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009 were $0.1 million, $78.7 thousand, $52.4 thousand and $0.1 million, respectively. The interest accrued on the outstanding obligation to the Plan is determined by using an average composite of Moody’s Seasoned Corporate Bond Yield Index, which was 6.04%, 6.08% and 6.52% at February 2, 2008, January 31, 2009 and January 30, 2010, respectively.

K.	NET INCOME/(LOSS) PER COMMON SHARE

Basic net income/(loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income available to common stockholders, increased by the weighted average number of outstanding common shares and incremental shares that may be issued in future periods related to outstanding stock options, if dilutive. When calculating incremental shares related to outstanding stock options, the Company applies the treasury stock method. The treasury stock method assumes that proceeds, consisting of the amount the employee must pay on exercise, compensation cost attributed to future services and not yet recognized, and excess tax benefits that would be credited to additional paid-in capital on exercise of the stock options, are used to repurchase outstanding shares at the average market price for the period. The treasury stock method is applied only to share grants for which the effect is dilutive.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of the outstanding shares utilized in the computation of net income (loss) per common share:

	Predecessor Year Ended February 2, 2008	Predecessor 228 Days Ended September 17, 2008	Successor 136 Days Ended January 31, 2009	Successor Year Ended January 30, 2010
Weighted Average Shares Outstanding (basic)	16,610,300	16,597,100	15,488,800	15,488,800
Effect of Dilutive Options to Purchase Common Stock	93,042	13,940	—	547,622

As adjusted for diluted calculation	16,703,342	16,611,040	15,488,800	16,036,422

The impact of certain options was excluded from the calculation of diluted earnings per share for fiscal year 2007 because the effects are antidultive. Antidilutive options totaled 559,310 and 760,760 for the fiscal year 2007 and 2008 Predecessor period, respectively.

L.	STOCK OPTION PLANS

The Successor Company has a stock option plan which provides for granting options of the outstanding stock to officers of the Company for purchases of common stock at prices set forth by the Board of Directors. In fiscal year 2009, 1,084,216 options were granted to officers with an exercise price of $1.29 per option. There were 464,664 shares of common stock available for future grant at January 30, 2010. The Predecessor Company had stock option plans which provided for granting options of the outstanding stock to associates and directors for purchase of common stock at prices equal to fair market value of the common stock at the date of the grant. All outstanding options were re-purchased for $0.10 per option and cancelled in connection with the business combination described in Note B.

The Company used the Black-Scholes option valuation model to estimate fair value of the options. This model requires an estimate of the volatility of the Company’s share price, however, because the Company’s shares or options are not publicly traded, it determined that it is not practicable for it to estimate the expected volatility of its share price. Thus, the Company accounted for equity share options based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of the entity’s share price. The historical volatility was calculated using comparisons to peers in the Company’s market sector, which was chosen due to the proximity of size and industry to the Company, at monthly intervals over the expected term of the option.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining the expense to be recorded for options, the significant assumptions utilized in applying the Black-Scholes option valuation model are the risk-free interest rate, expected term, dividend yield and expected volatility (discussed above). The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term used as the assumption in the model. The expected term of an option award is based on historical experience of similar awards. The dividend yield of the index was assumed to be zero in fiscal year 2007, 2008 Predecessor period and 2008 Successor period and two percent in fiscal year 2009. The weighted average assumptions used by the Company in applying the Black-Scholes valuation model for option grants in fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009 are illustrated in the following table:

	Predecessor Year Ended February 2, 2008	Predecessor 228 Days Ended September 17, 2008	Successor 136 Days Ended January 31, 2009	Successor Year Ended January 30, 2010
Risk-free interest rate	4.50%	N/A	N/A	2.15%
Dividend yield	0.00%	N/A	N/A	2.00%
Expected volatility	33.7%	N/A	N/A	40.6%
Expected life (years)	5	N/A	N/A	5
Weighted average fair value of options granted	$1.54	N/A	N/A	$1.54

A summary of stock option activity during fiscal year 2009 follows:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1) (thousands)
Outstanding, January 31, 2009	—	N/A	N/A
Granted	1,084,216	$1.29	9.3
Exercised	—	—	—
Forfeited / Expired	—	—	—

Outstanding, January 30, 2010	1,084,216	$1.29	9.3	$8,378
Exercisable, January 30, 2010	—	N/A	N/A	N/A
Vested or expected to vest at January 30, 2010	185,866	$1.29	9.3	$1,436

(1)

The aggregate intrinsic value for stock options is the difference between the current estimated market value of the Company’s stock as of January 30, 2010 and the option strike price. The Company estimated the market value of its stock with a valuation model that utilizes several key inputs, such as:

•	Last twelve months (“LTM”) earnings before interest, taxes, depreciation and amortization (“EBITDA”).

•	EBITDA multiple—estimated by management based on a model used by its majority stockholder’s other equity holdings within the same industry and other external comparables.

•	Fully diluted shares—the fully diluted shares are calculated as the sum of shares outstanding plus options granted.

•

Marketability discount—a measure of the amount by which the value of the underlying equity units is reduced as the value of privately-held shares is not directly comparable to the value of publicly-traded shares of similar common stock. An increase in the marketability discount will decrease compensation expense.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information regarding non-vested outstanding stock options for fiscal year 2009:

	Number	Weighted Average Fair Value at Grant Date
Non-vested at January 31, 2009	—	N/A
Granted	1,084,216	$1.54
Vested	185,866	1.54

Non-vested at January 30, 2010	898,350	$1.54

Stock options were granted at exercise prices below fair market value on the date of grant (in-the-money), had ten-year contractual terms and vested ratably over the next five years, however an employee must continue employment in order to vest in the options. The stock options include post vesting restrictions that prohibit holders from exercising vested awards until such time that the holder terminates their employment, a change in control occurs as defined in the agreement, or at the end of the contractual term of the option. None of the stock options outstanding at January 30, 2010 were subject to performance or market-based vesting conditions.

For the fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009, compensation expense was $0.1 million, $0.0 million, $0.0 million and $0.3 million, respectively. Compensation expense is recorded in selling, general and administrative expenses in the consolidated statements of operations and is recognized over the requisite service period, which corresponds to the five year vesting period. Total related tax benefits were insignificant in each of the periods. As of January 30, 2010 the total unrecognized compensation expense for unvested shares issued was $1.0 million, which is expected to be recognized over the weighted average period of 3.7 years.

Other information related to stock option activity during fiscal year 2007, 2008 Predecessor period, 2008 Successor period and fiscal year 2009 is as follows, (in thousands):

	Predecessor Year Ended February 2, 2008	Predecessor 228 Days Ended February 2, 2008	Successor 136 Days Ended January 31, 2009	Successor Year Ended January 30, 2010
Total fair value of options vested	$62	—	—	$1,676
Total intrinsic value of options exercised	$16	—	—	—

On August 2, 2006, the Predecessor Company granted 500,000 shares of restricted stock, which vested based on sales and gross margin performance conditions beginning in fiscal year 2007 through fiscal year 2011. No shares vested and no compensation expense was recognized in fiscal year 2007 or 2008 Predecessor period. The restricted stock was cancelled in connection with the business combination described in Note B.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

M.	DIRECTOR DEFERRED COMPENSATION PLAN

The Director Deferred Compensation Plan allowed non-employee members of the Predecessor Company’s Board of Directors to defer all or a portion of their director fees earned. The Company did not match any portion of the directors’ deferred compensation. The Plan liability was $0.1 million as of September 17, 2008 and was distributed in connection with the business combination described in Note B. The interest paid on the outstanding plan assets was determined using an average composite of Moody’s Seasoned Corporate Bond Yield Index, which was approximately 6.04% on February 2, 2008 and 6.08% at September 17, 2008.

N.	RELATED PARTY DISCLOSURE

The Successor Company paid consulting fees to Sun Capital Partners Management, LLC, a management company operating on behalf of the stockholders of the Successor Company. During 2008 Successor period and fiscal year 2009, the Company paid $0.8 million and $1.5 million, respectively, to this related party under the terms of the consulting agreement.

O.	COMMITMENTS AND CONTINGENCIES

In connection with the dividend paid in December 2009, the Company entered into bonus agreements, dated as of January 18, 2010, with selected officers. The bonus agreements provide a cash bonus in an aggregate amount equal to the amount the officer would have received pursuant to the dividend if all of the officer’s options had been vested and exercised as of the dividend record date. Under the bonus agreements, the cash bonus is payable only after the occurrence of a change in control (and therefore is not accrued in the financial statements) and is subject to a downward adjustment in certain circumstances pursuant to the terms of the agreement.

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this report, the Company was not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

P.	SUBSEQUENT EVENTS (UNAUDITED)

The Company evaluated its consolidated financial statements as of and for the year ended January 30, 2010 for subsequent events through April 30, 2010, the date the financial statements were available to be issued. Upon filing of the Company’s Amendment No. 6 on Form S-1, the Company evaluated its consolidated financial statements as of and for the year ended January 30, 2010 for subsequent events through August 4, 2010, the date the financial statements were available to be issued.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in 000’s except share data)

(Unaudited)

	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
Net sales	$93,472	$111,891
License fees from leased departments	1,347	1,596
Cost of sales	(52,503)	(60,938)

Gross profit	42,316	52,549
Selling, general and administrative expenses	(36,292)	(42,248)

Income from operations	6,024	10,301
Interest expense	(267)	(179)

Income before taxes	5,757	10,122
Income tax expense	(2,123)	(3,745)

Net income	$3,634	$6,377

Net income per common share (basic)	$0.23	$0.41
Weighted-average common shares outstanding (basic)	15,488,800	15,488,800
Net income per common share (assuming dilution)	$0.23	$0.39
Weighted-average common shares outstanding (including dilutive securities)	15,488,800	16,167,302
Supplemental Pro forma net income per share (unaudited)(1)		0.40
Shares used to calculate Supplemental Pro forma net income per share (unaudited)		15,588,800

(1)

Unaudited supplemental pro forma net income per share has been presented in accordance with the SEC Staff Accounting Bulletin Topic 1.B.3, or SAB 1.B.3. As outlined in SAB 1.B.3, the special dividend paid in June 2010, to the extent it exceeds the previous twelve months earnings will be treated as a note payable to Sun Capital with the planned repayment of the note payable deemed to be funded from the net proceeds from this offering. Net income for the twelve-months ended May 1, 2010 was $18.6 million. Accordingly, under SAB 1.B.3, the Company has deemed to have utilized $1.4 million of net proceeds to pay the $1.4 million note payable. Supplemental pro forma net income per share includes 100,000 additional shares for the year ended January 30, 2010, representing the number of shares deemed for accounting purposes to have been sold in this offering in order to raise $1.4 million to pay the Sun Capital aggregate $20 million special dividend. To compute the number of shares, the Company utilized the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting the estimated underwriting discounts and offering expenses payable by the Company.

See notes to condensed consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in 000’s except share data)

(Unaudited)

	January 30, 2010	May 1, 2010	Supplemental Pro Forma(1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,601	$13,055	$13,055
Accounts receivable	2,544	2,443	2,443
Landlord receivable	423	333	333
Merchandise inventories	49,291	57,353	57,353
Deferred income taxes	2,491	2,491	2,491
Prepaid expenses	4,581	5,578	5,578

Total current assets	75,931	81,253	81,253
PROPERTY, BUILDINGS AND EQUIPMENT, net	10,444	12,258	12,258
INTANGIBLE ASSETS, net	2,262	2,238	2,238
DEFERRED INCOME TAXES	1,050	1,967	1,967
OTHER ASSETS	2,431	2,285	2,285

TOTAL ASSETS	$92,118	$100,001	$100,001

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Revolving line of credit facility	$—	$—	$—
Accounts payable	30,685	33,128	33,128
Income taxes payable	3,715	4,026	4,026
Accrued expenses	24,633	22,331	22,331
Notes payable, current portion	667	667	20,667
Capital lease obligations	68	48	48

Total current liabilities	59,768	60,200	80,200

NONCURRENT LIABILITIES:
Notes payable, net of current portion	778	611	611
Deferred rent	4,686	5,999	5,999
Other liabilities	937	742	742

Total noncurrent liabilities	6,401	7,352	7,352

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock $0.001 par value, 100,000 shares authorized, none issued and outstanding as of May 1, 2010 and January 30, 2010:	—	—	—
Common stock $0.001 par value, 44,917,520 shares authorized, 15,488,800 issued and outstanding as of May 1, 2010 and January 30, 2010:	15	15	15
Additional paid-in capital	20,328	20,452	12,434
Retained earnings	5,606	11,982	0

Total stockholders’ equity	25,949	32,449	12,449

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$92,118	$100,001	$100,001

(1)

The supplemental pro forma balance sheet data gives effect to dividends paid to Sun Capital in June 2010 in the aggregate amount of $20.0 million for a return of capital. Accordingly, under SAB 1.B.3 the Company is deemed to have utilized $1.4 million of net proceeds to pay the $20 million note payable, which is the excess of the dividends over the Company’s previous twelve months earnings, as of May 1, 2010. The dividends are evidenced by a note payable that are also reflected in the supplemental pro forma balance sheet data.

See notes to condensed consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in 000’s)

(Unaudited)

	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,634	$6,377
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation and amortization	387	529
Amortization of deferred financing fees	85	128
Deferred income taxes	—	(917)
Stock option expense	—	123
Net changes in assets and liabilities, net of effect of acquisition:
Accounts receivable and income tax receivable	(216)	192
Merchandise inventories	(12,315)	(8,062)
Prepaid expenses	54	(997)
Other assets	(71)	18
Accounts payable	10,861	2,831
Deferred rent	280	1,313
Income tax payable	1,683	311
Other accrued expenses	(2,959)	(2,497)

Net cash provided by / (used in) operating activities	1,423	(651)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(406)	(2,708)

Net cash used in investing activities	(406)	(2,708)

CASH FLOWS FROM FINANCING ACTIVITIES:
Revolving line of credit activity, net	623	—
Proceeds from financing	2,000	—
Payment on obligations under capitalized leases and financing agreements	(111)	(187)
Debt issuance costs	(1,871)	—

Net cash provided by / (used in) financing activities	641	(187)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	1,658	(3,546)
CASH AND CASH EQUIVALENTS, Beginning of period	5,218	16,601

CASH AND CASH EQUIVALENTS, End of period	$6,876	$13,055

See notes to condensed consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business – Gordmans Stores, Inc., formerly known as Gordmans Holding Corp., (the “Company”) operated 67 off-price department stores under the trade name “Gordmans” located in 16 states throughout the Midwest as of May 1, 2010. On April 29, 2010 the Company changed its name from Gordmans Holding Corp. to Gordmans Stores, Inc. The name change had no effect on the consolidated financial statements other than the change of name. Gordmans offers a wide assortment of name brand clothing for all ages, accessories, footwear and home fashions for up to 60% off department and specialty store regular prices every day in a fun, easy-to-shop environment.

Basis of Presentation – The condensed consolidated financial statements include the accounts of Gordmans Stores, Inc. and its subsidiaries, Gordmans Intermediate Holding Corp., Gordmans, Inc., Gordmans Management Company, Inc. and Gordmans Distribution Company, Inc. All intercompany transactions and balances have been eliminated in consolidation. The Company utilizes a 52-53 week fiscal year whereby the fiscal year ends on the Saturday nearest January 31.

The condensed consolidated balances sheets as of May 1, 2010 and the condensed consolidated statements of income and cash flows for the thirteen weeks ended May 1, 2010 and May 2, 2009 have been prepared by the Company and have not been audited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of the financial position, results of operation and cash flows, have been made.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principle generally accepted have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in the consolidated financial statements for the fiscal year ended January 30, 2010.

Due to the seasonality of our business, the results of operations for any quarter are not necessarily indicative of the operating results for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of sales and costs associated with the opening of new stores.

Employee Stock-Based Compensation – The Company recognized all share-based payments to employees in the income statement based on the grant date fair value of the award for those awards that are expected to vest. Forfeitures of awards are estimated at the time of grant and revised appropriately in subsequent periods if actual forfeitures differ from those estimates. The Company utilizes the Black-Scholes option valuation model to calculate the valuation of each stock option. Expected volatility was based on historical volatility of the common stock for a peer group of other companies within the retail industry. The expected term of the options represents the period of time until exercise or termination and is based on the historical experience of similar awards. The risk free rate is based on the U.S. Treasury rate at the time of the grants for instruments of a comparable life. The dividend yield of the index was assumed to be two percent.

Use of Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties, which may cause actual results to differ from reported amounts.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Financial Instruments – For the WF LOC and the Equipment Loan, fair value approximates the carrying value due to the variable interest rates of these arrangements. Based on the borrowing rates currently available to the Company for debt with similar terms, the fair value of long-term debt at May 1, 2010 approximates its carrying amount. For all other financial instruments including cash, receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to the short maturity of those instruments.

Supplemental Cash Flow Information – The following table sets forth non-cash operating, investing and financing activities and other cash flow information (in thousands).

	13 Weeks Ended May 1, 2009	13 Weeks Ended May 1, 2010
Non-cash operating, investing and financing activities:
Purchases of property, building and equipment in accounts payable	$334	$527

B.	DEBT OBLIGATIONS

Revolving Line of Credit Facility – Borrowings under the $78 million revolving line of credit facility with Wells Fargo Retail Finance, LLC, CIT Bank and PNC Bank (“WF LOC”) bear interest at various rates based on the excess availability and time of year, with two rate options at the discretion of management as follows: (1) For base rate advances, borrowings bear interest at prime rate plus 3.00% during non-seasonal period and prime rate plus 3.75% during seasonal period. When excess availability is $20.0 million or greater, borrowings for base rate advances bear interest at prime rate plus 2.75% during non-seasonal period and prime rate plus 3.50% during seasonal period. (2) For LIBOR rate advances, borrowings bear interest at LIBOR rate plus 4.00% during non-seasonal period and LIBOR rate plus 4.75% during seasonal period. When excess availability is $20.0 million or greater, borrowings for LIBOR advances bear interest at LIBOR rate plus 3.75% during non-seasonal period and LIBOR rate plus 4.50% during a seasonal period. Borrowings available under the WF LOC may not exceed the borrowing base (consisting of specified percentages of credit card receivables and eligible inventory less applicable reserves). The Company had no borrowings under this revolving line of credit facility at May 1, 2010 or January 30, 2010. $40.9 million and $22.9 million was available to borrow at May 1, 2010 and January 30, 2010, respectively. Borrowings under this facility bore an interest rate of 6.00% at May 1, 2010. The Company had outstanding letters of credit totaling approximately $0.5 million as of May 1, 2010. Borrowings were secured by the Company’s inventory, accounts receivable, and all other personal property, except as specifically excluded in the agreement. Among other provisions, the revolving line of credit facility contains certain financial covenants related to earnings before interest, taxes, depreciation and amortization (EBITDA), and restricts the amount of capital expenditures and dividends that can be paid without consent from the lenders. As of May 1, 2010, the Company is in compliance with all of its debt covenants. The credit facility expires on February 20, 2013. The WF LOC contains a subjective acceleration clause, whereby, when borrowings are outstanding on the WF LOC, Wells Fargo has full cash dominion to apply the deposits received from customers in the main concentration account against WF LOC borrowings. As a result, the acceleration clause requires the Company to classify all of the outstanding WF LOC balances as a current liability.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Notes Payable – Notes payable consist of the following (in thousands):

	January 30, 2010	May 1, 2010
Term notes payable	$1,445	$1,278
Less current portion	667	667

Noncurrent notes payable	$778	$611

As part of the Company’s WF LOC, a $2.0 million Equipment Loan was established. The note contains a variable interest rate of the prevailing base rate plus 4.00% (7.25% at May 1, 2010). Payments over the 36 month life of the note are $55.5 thousand in principal per month and matures on February 20, 2012. Annual scheduled debt maturities are $0.7 million in fiscal years 2010 and 2011 and $0.1 million in fiscal year 2012. The loan is secured similarly to the WF LOC by the Company’s inventory, accounts receivable and all other personal property, except as specifically excluded in the agreement.

C.	NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income available to common stockholders, increased by the weighted average number of outstanding common shares and incremental shares that may be issued in future periods related to outstanding stock options, if dilutive. When calculating incremental shares related to outstanding stock options, the Company applies the treasury stock method. The treasury stock method assumes that proceeds, consisting of the amount the employee must pay on exercise, compensation cost attributed to future services and not yet recognized, and excess tax benefits that would be credited to additional paid-in capital on exercise of the stock options, are used to repurchase outstanding shares at the average market price for the period. The treasury stock method is applied only to share grants for which the effect is dilutive.

The following is a reconciliation of the outstanding shares utilized in the computation of net income per common share:

	13 Weeks Ended May 2, 2009	13 Weeks Ended May 1, 2010
Weighted Average Shares Outstanding (basic)	15,488,800	15,488,800
Effect of Dilutive Options to Purchase Common Stock	—	678,502

As adjusted for diluted calculation	15,488,800	16,167,302

D.	STOCK OPTION PLANS

The Company has a stock option plan which provides for granting options of the outstanding stock to officers of the Company for purchases of common stock at prices set forth by the Board of Directors. The Company used the Black-Scholes option valuation model to estimate fair value of the options. This model requires an estimate of the volatility of the Company’s share price, however, because the Company’s shares or options are not publicly traded, it determined that it is not practicable for it to

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

estimate the expected volatility of its share price. Thus, the Company accounted for equity share options based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of the entity’s share price. The historical volatility was calculated using comparisons to peers in the Company’s market sector, which was chosen due to the proximity of size and industry to the Company, at monthly intervals over the expected term of the option.

In determining the expense to be recorded for options, the significant assumptions utilized in applying the Black-Scholes option valuation model are the risk-free interest rate, expected term, dividend yield and expected volatility (discussed above). The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term used as the assumption in the model. The expected term of an option award is based on historical experience of similar awards. The weighted average assumptions used by the Company in applying the Black-Scholes valuation model for option grants in the thirteen weeks ended May 1, 2010 are illustrated in the following table:

13 Weeks Ended May 1, 2010
Risk-free interest rate	2.60%
Dividend yield	2.00%
Expected volatility	42.0%
Expected life (years)	5
Weighted average fair value of options granted	$5.38

A summary of stock option activity during the thirteen weeks ended May 1, 2010 follows:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1) (thousands)
Outstanding, January 30, 2010	1,084,216	$1.29	9.3	$8,378
Granted	201,354	$10.01	9.9	994
Exercised	—	—	—
Forfeited / Expired	—	—	—

Outstanding, May 1, 2010	1,285,570	$2.66	9.2	$15,794
Exercisable, May 1, 2010	—	N/A	N/A	N/A
Vested or expected to vest at May 1, 2010	201,354	$1.29	9.0	$2,749

(1)

The aggregate intrinsic value for stock options is the difference between the current estimated market value of the Company’s stock as of January 30, 2010 and the option strike price. The Company estimated the market value of its stock with a valuation model that utilizes several key inputs, such as:

•	Last twelve months (“LTM”) earnings before interest, taxes, depreciation and amortization (“EBITDA”).

•	EBITDA multiple—estimated by management based on a model used by its majority stockholder’s other equity holdings within the same industry and other external comparables.

•	Fully diluted shares—the fully diluted shares are calculated as the sum of shares outstanding plus options granted.

•

Marketability discount—a measure of the amount by which the value of the underlying equity units is reduced as the value of privately-held shares is not directly comparable to the value of publicly-traded shares of similar common stock. An increase in the marketability discount will decrease compensation expense.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Stock options were granted at prices computed to be below fair market value on the date of grant, had ten-year contractual terms and vested no later than five years from the date of grant. None of the stock options outstanding at May 1, 2010 were subject to performance or market-based vesting conditions.

For the thirteen week periods ended May 2, 2009 and May1, 2010, compensation expense was $0 and $0.1 million, respectively. Compensation expense is recorded in selling, general and administrative expenses in the consolidated statements of operations. Total related tax benefits were insignificant. There were no options granted or outstanding during the thirteen weeks ended May 2, 2009. Other information related to stock option activity during the thirteen weeks ended May 1, 2010 is as follows, (in thousands):

13 Weeks Ended May 1, 2010
Total fair value of options vested	$3,009
Total intrinsic value of options exercised	—

E.	RELATED PARTY DISCLOSURE

The Company pays consulting fees to Sun Capital Partners Management, LLC, a management company operating on behalf of the stockholders of the Successor Company. During the thirteen weeks ended May 2, 2009 and May 1, 2010, the Company incurred fees of $0.2 million and $0.9 million, respectively, to this related party under the terms of the consulting agreement.

F.	SUBSEQUENT EVENTS

The Company evaluated its condensed consolidated financial statements as of and for the three month period ended May 1, 2010 for subsequent events through June 4, 2010, the date the financial statements were available to be issued. Upon filing of the Company’s Amendment No. 6 on Form S-1, the Company evaluated its condensed consolidated financial statements as of and for the three month period ended May 1, 2010 for subsequent events through August 4, 2010, the date the financial statements were available to be issued. Other than the arrangements noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

In June 2010, the Company issued a special dividend of $1.29 per share of common stock on all of its issued and outstanding shares in the amount of $20.0 million.

STORE LOCATIONS

Grand Forks
North Dakota
Fargo
Minnesota
South Dakota
Rapid City
Sioux Falls
Mankato
Wisconsin
Wausau
Appleton
Madison
Nebraska
Fremont
Omaha
Grand Island
Lincoln
Council Bluffs
Sioux City
Waterloo
Cedar Rapids
Iowa
Coralville
Des Moines
Davenport
Machesney Park
Rockford
Moline
Mishawaka
Fort Wayne
Lafayette
Indiana
Peoria
Normal
Champaign
Springfield
Illinois
Denver
Colorado Springs
Colorado
Kansas
Topeka
Wichita
Kansas City
St. Louis
Missouri
Springfield
Evansville
Lexington
Kentucky
Tennessee
Tulsa
Oklahoma
Oklahoma City
Moore
Rogers
Little Rock
Arkansas
Memphis
Southaven
Mississippi

Gordmans Stores Inc. (NASDAQ: GMAN) operates 68 everyday low price department stores in 41 markets throughout the Midwest.

5,357,143 Shares

Gordmans Stores, Inc.

Common Stock

PROSPECTUS

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Piper Jaffray

Wells Fargo Securities

Baird

Stifel Nicolaus Weisel

                         , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$6,588.88
FINRA filing fee	9,741.00
Nasdaq listing fee	125,000.00
Printing expenses	350,000.00
Legal fees and expenses	1,000,000.00
Accounting fees and expenses	1,000,000.00
Miscellaneous expenses	8,670.12

Total expenses	2,500,000.00

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock issued, and stock options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares or equity awards and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Under our 2009 Plan, we made the following option grants: (i) in May 2009, we granted options to purchase 1,084,216 shares of common stock and (ii) in April 2010, we granted options to purchase 201,354 shares of common stock. We did not grant any stock options outside of our 2009 Plan.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act or Section 4(2) of the Securities Act. The offers, sales and issuances of the securities that were deemed to be exempt in reliance on Rule 701 were transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The offers, sales and issuances of the securities that were deemed to be exempt in reliance upon Section 4(2) were each transactions not involving any public offering, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act. The recipients of the foregoing securities were our associates, directors or bona fide consultants and received the securities under our 2003 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedule I Condensed Parent Company only Financial Statements.

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ revolving line of credit facility and equipment term note.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

GORDMANS STORES, INC.

CONDENSED PARENT COMPANY BALANCE SHEETS

(in thousands)

	January 31, 2009	January 30, 2010
ASSETS
Investment in subsidiaries	$24,738	$25,949

Total Assets	24,738	25,949

LIABILITIES AND STOCKHOLDERS’ EQUITY
Preferred stock $0.001 par value; 100,000 shares authorized, none issued and outstanding as of January 31, 2009 and January 30, 2010	$—	$—
Common stock $0.001 par value; 44,917,520 shares authorized, 15,488,800 issued and outstanding as of January 31, 2009 and January 30, 2010	15	15
Additional paid-in capital	19,985	20,328
Retained earnings	4,738	5,606

Total liabilities and stockholders’ equity	$24,738	$25,949

GORDMANS STORES, INC.

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

(in thousands)

	For the 136 Days Ended January 31, 2009	For the Year Ended January 30, 2010
Equity in earnings of subsidiary	$4,738	$16,211
Share based compensation expense	—	(343)

Net Income	$4,738	$15,868

GORDMANS STORES, INC.

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

(in thousands)

	For the 136 Days Ended January 31, 2009	For the Year Ended January 30, 2010
Cash Flows from Operating Activities
Net Income	$4,738	$15,868
Adjustment to reconcile net income to net cash provided by operating activities:
Share based compensation expense	—	343
Equity in earnings of Subsidiary	(4,738)	(16,211)

Net cash provided by (used in) operating activities	—	—
Net Cash From Investing Activities
Acquisitions costs, net of cash acquired	(52,506)	—
Dividends received from subsidiary	32,506	15,000

Net cash provided by investing activities	(20,000)	15,000
Net Cash From Financing Activities
Proceeds from revolving line of credit related to acquisition	32,506	—
Net payments on revolving line of credit	(32,506)	—
Dividends paid	—	(15,000)
Proceeds from issuance of common stock	20,000	—

Net cash provided by (used in) financing activities	20,000	(15,000)

Net Change in Cash	—	—

Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	—	—

Schedule II Valuation and Qualifying Accounts

Reserve for Sales Returns	Balance Beginning of Period	Amounts Charged to Net Income	Write-offs Against Reserve	Balance End of Period
	(in thousands)
Predecessor Fiscal Year Ended February 2, 2008	$110	$22,951	$22,951	$110
Predecessor 228 days Ended September 17, 2008	110	12,700	12,700	110
Successor 136 days Ended January 31, 2009	110	10,235	10,245	100
Fiscal Year Ended January 30, 2010	100	23,966	23,946	120

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Omaha, Nebraska on August 4, 2010.

Gordmans Stores, Inc.

By:	/S/ JEFFREY J. GORDMAN
Name:	Jeffrey J. Gordman
Title:	President, Chief Executive Officer and Secretary

Pursuant to the requirements of the Securities Act, this Amendment No. 6 to the registration statement has been signed by the following persons in the capacities indicated on August 4, 2010:

Signature	Title

/s/ JEFFREY J. GORDMAN Jeffrey J. Gordman	President, Chief Executive Officer, Secretary and Director (principal executive officer)

/s/ MICHAEL D. JAMES Michael D. James	Vice President, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)

* Thomas V. Taylor	Chairman

* Donald V. Roach	Director

* Brian J. Urbanek	Director

*	The undersigned, by signing his name hereto, does sign and execute this Amendment No. 6 to registration statement on Form S-1 pursuant to the Power of Attorney executed by the above-named officers and directors of Gordmans Stores, Inc. and filed with the Securities and Exchange Commission.

/S/ MICHAEL D. JAMES
Michael D. James
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1#	Form of Purchase Agreement.

2.1	Agreement and Plan of Merger among Midwest Shoppes Intermediate Holding Corp., Midwest Shoppes Integrated, Inc., Gordmans, Inc. and Jeffrey J. Gordman, dated as of September 5, 2008.

3.1#	Amended and Restated Certificate of Incorporation of Gordmans Stores, Inc.

3.2#	Amended and Restated Bylaws of Gordmans Stores, Inc.

4.1#	Specimen Common Stock Certificate.

5.1#	Opinion of Kirkland & Ellis LLP.

10.1#	Registration Agreement by and among Midwest Shoppes Holding Corp. (n/k/a Gordmans Stores, Inc.), Sun Midwest Shoppes, LLC (n/k/a Sun Gordmans, LP) and the other stockholders party thereto, dated as of September 17, 2008.

10.2†#	Jeffrey J. Gordman Employment Letter Agreement, dated October 16, 2008.

10.3†#	Richard H. Heyman Severance Agreement Letter, dated January 12, 2010.

10.4†#	Michael D. James Severance Agreement Letter, dated January 12, 2010.

10.5†#	Debra A. Kouba Severance Agreement Letter, dated January 12, 2010.

10.6†#	Johanna K. Lewis Severance Agreement Letter, dated January 12, 2010.

10.7†#	Michael S. Morand Severance Agreement Letter, dated January 12, 2010.

10.8†#	Form of Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan.

10.9#	Loan, Guaranty and Security Agreement by and among Gordmans, Inc., as Borrower, the Guarantors signatory thereto, as Credit Parties, the Lenders signatory thereto, as the Lenders, and Wells Fargo Retail Finance, LLC, as Administrative Agent and Joint Lead Arranger, and CIT Capital Securities LLC, as Syndication Agent and Joint Lead Arranger, dated as of February 20, 2009.

10.10#	First Amendment to Loan, Guaranty and Security Agreement by and among Gordmans, Inc., as Borrower, the Guarantors signatory thereto, as Credit Parties, the Lenders signatory thereto, as the Lenders, and Wells Fargo Retail Finance, LLC, as Administrative Agent and Joint Lead Arranger, and CIT Capital Securities LLC, as Syndication Agent and Joint Lead Arranger, dated as of March 16, 2009.

10.11#	Notice of Request for Revolver Increase, dated as of March 31, 2009.

10.12#	Second Amendment to Loan, Guaranty and Security Agreement by and among Gordmans, Inc., as Borrower, the Guarantors signatory thereto, as Credit Parties, the Lenders signatory thereto, as the Lenders, and Wells Fargo Retail Finance, LLC, as Administrative Agent and Joint Lead Arranger, and CIT Capital Securities LLC, as Syndication Agent and Joint Lead Arranger, dated as of December 23, 2009.

10.13#	Lease Agreement by and between NL Ventures VII Douglas, L.L.C., as Lessor, and Gordmans, Inc., as Lessee, dated as of November 21, 2008.

10.14#	Industrial Building Lease by and between Nebraska Furniture Mart, Inc., as Landlord, and Gordmans, Inc., as Tenant, dated as of December 2, 2005.

Exhibit Number	Description
10.15#	First Amendment to Industrial Building Lease by and between Nebraska Furniture Mart, Inc., as Landlord, and Gordmans, Inc., as Tenant, dated March 1, 2006.

10.16#	Second Amendment to Industrial Building Lease by and between Nebraska Furniture Mart, Inc., as Landlord, and Gordmans, Inc., as Tenant, dated March 31, 2008.

10.17#	Amended and Restated Sublease Agreement by and between A.G. Realty Company, as Landlord, and Gordmans, Inc., as Tenant, dated July 21, 2008.

10.18†#	Gordmans, Inc. Executive Deferred Compensation Plan.

10.19†#	2009 Stock Option Plan of Gordmans Stores, Inc. (f/k/a Gordmans Holding Corp.).

10.20†#	Form of Grant Agreement pursuant to 2009 Stock Option Plan of Gordmans Stores, Inc. (f/k/a Gordmans Holding Corp.).

10.21†#	Retention Bonus Agreement by and between Gordmans, Inc. and Michael Remsen, dated March 20, 2008.

10.22†#	Retention Bonus Agreement by and between Gordmans, Inc. and Ronald Hall, dated March 20, 2008.

10.23†#	Retention Bonus Agreement by and between Gordmans, Inc. and Michael James, dated March 20, 2008.

10.24†#	Retention Bonus Agreement by and between Gordmans, Inc. and Debra Kouba, dated March 20, 2008.

10.25†#	Retention Bonus Agreement by and between Gordmans, Inc. and Norm Farrington, dated March 24, 2008.

10.26†#	Bonus Agreement by and between Gordmans Stores, Inc. (f/k/a Gordmans Holding Corp.) and Michael Morand, dated January 18, 2010.

10.27†#	Bonus Agreement by and between Gordmans Stores, Inc. (f/k/a Gordmans Holding Corp.) and Jeffrey Gordman, dated January 18, 2010.

10.28†#	Bonus Agreement by and between Gordmans Stores, Inc. (f/k/a Gordmans Holding Corp.) and Richard Heyman, dated January 18, 2010.

10.29†#	Bonus Agreement by and between Gordmans Stores, Inc. (f/k/a Gordmans Holding Corp.) and Michael James, dated January 18, 2010.

10.30†#	Bonus Agreement by and between Gordmans Stores, Inc. (f/k/a Gordmans Holding Corp.) and Debra Kouba, dated January 18, 2010.

10.31†#	Bonus Agreement by and between Gordmans Stores, Inc. (f/k/a Gordmans Holding Corp.) and Johanna Lewis, dated January 18, 2010.

10.32#	Consent and Third Amendment to Loan, Guaranty and Security Agreement by and among Gordmans, Inc., the other credit parties signatory thereto, the lenders party thereto and Wells Fargo Retail Finance, LLC, dated June 30, 2010.

10.33#	Fourth Amendment to Loan, Guaranty and Security Agreement by and among Gordmans, Inc., the other credit parties signatory thereto, the lenders party thereto and Wells Fargo Retail Finance, LLC, dated June 30, 2010.

10.34†#	Stock Option Termination Agreement by and between Gordmans Stores, Inc. and Debra Kouba, dated July 23, 2010.

10.35†#	Stock Option Termination Agreement by and between Gordmans Stores, Inc. and Jeffrey Gordman, dated July 23, 2010.

10.36†#	Stock Option Termination Agreement by and between Gordmans Stores, Inc. and Johanna Lewis, dated July 23, 2010.

Exhibit Number	Description

10.37†#	Stock Option Termination Agreement by and between Gordmans Stores, Inc. and Michael James, dated July 23, 2010.

10.38†#	Stock Option Termination Agreement by and between Gordmans Stores, Inc. and Michael Morand, dated July 23, 2010.

10.39†#	Stock Option Termination Agreement by and between Gordmans Stores, Inc. and Richard Heyman, dated July 23, 2010.

10.40†#	Bonus Agreement by and between Gordmans Stores, Inc. and Debra Kouba, dated July 16, 2010.

10.41†#	Bonus Agreement by and between Gordmans Stores, Inc. and Jeffrey Gordman, dated July 16, 2010.

10.42†#	Bonus Agreement by and between Gordmans Stores, Inc. and Johanna Lewis, dated July 16, 2010.

10.43†#	Bonus Agreement by and between Gordmans Stores, Inc. and Michael James, dated July 16, 2010.

10.44†#	Bonus Agreement by and between Gordmans Stores, Inc. and Michael Morand, dated July 16, 2010.

10.45†#	Bonus Agreement by and between Gordmans Stores, Inc. and Richard Heyman, dated July 16, 2010.

10.46†#	Bonus Agreement by and between Gordmans Stores, Inc. and Gary Crump, dated July 16, 2010.

10.47†#	Form of Restricted Stock Agreement under the Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan.

10.48†#	Form of Incentive Stock Option Agreement under the Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan.

10.49#	Services Agreement by and between Gordmans Stores, Inc. and Sun Capital Partners Management V, LLC, dated July 16, 2010.

10.50†#	Amendment to Bonus Agreement by and between Gordmans Stores, Inc. and Michael Morand, dated as of July 16, 2010.

10.51†#	Amendment to Bonus Agreement by and between Gordmans Stores, Inc. and Jeff Gordman, dated as of July 16, 2010.

10.52†#	Amendment to Bonus Agreement by and between Gordmans Stores, Inc. and Richard Heyman, dated as of July 16, 2010.

10.53†#	Amendment to Bonus Agreement by and between Gordmans Stores, Inc. and Michael James, dated as of July 16, 2010.

10.54†#	Amendment to Bonus Agreement by and between Gordmans Stores, Inc. and Debra Kouba, dated as of July 16, 2010.

10.55†#	Amendment to Bonus Agreement by and between Gordmans Stores, Inc. and Johanna Lewis, dated as of July 16, 2010.

10.56†#	Bonus Agreement by and between Gordmans Stores, Inc. and Richard Heyman, dated as of July 16, 2010.

10.57†#	Bonus Agreement by and between Gordmans Stores, Inc. and Johanna Lewis, dated as of July 16, 2010.

Exhibit Number	Description

21.1#	List of subsidiaries of Gordmans Stores, Inc.

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2#	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1#	Powers of Attorney (included on signature page).

†	Indicates a management contract or compensatory plan or arrangement.
#	Previously filed.